
06016863

September 9, 2006

082-34746

SUPPL

Office of International Corporate Finance
Room 3094 – Stop 3-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Seiko Epson Corporation
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A attached hereto required by Rule 12g3-2(b).

If you have any further questions or requests for additional information please do not hesitate to contact Mukawa Toshiro of Investor Relations Department at 011-81-3-3343-5513 (telephone) or 011-81-3-3348-7386 (facsimile).

Very truly yours,

Seiko Epson Corporation

By: T. Mukawa
Name: Toshiro Mukawa
Title: General Manager
Investor Relations Department

File No. 82-34746

ANNEX A

A. JAPANESE LANGUAGE DOCUMENTS
(A brief description of Japanese language documents listed 1 & 2 below is included in EXHIBIT A, and extract English translation of the documents listed 3 below is included in EXHIBIT B, attached hereto)

1. Annual Securities Report dated June 26, 2006

2. Extraordinary Report dated June 23, 2006

3. Notice of Resolution of the 64th Ordinary General Meeting of Shareholders dated June 23, 2006

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT C, attached hereto)

	Date	Title
1.	July 26, 2006	Consolidated Results for the First Quarter ended June 30, 2006
2.	July 26, 2006	Supplementary Information Consolidated First Quarter ended June 30, 2006
3.	July 26, 2006	First Quarter Financial Results Fiscal Year 2006 (Ending March 2007)
4.	July 28, 2006	Annual Report 2006
5.	Press Release	
	Date	Title
(1)	June 23, 2006	Notice Regarding a Change in a Subsidiary
(2)	July 3, 2006	Notice Regarding the Selection of a Temporary Auditing Firm
(3)	July 26 2006	Epson Opens Discussions about Business Partnership Concerning the Semiconductor Business of Yasu Semiconductor Corporation
(4)	July 26, 2006	Consolidated Results for the First Quarter Ended June 30, 2006
(5)	August 30, 2006	Notice Regarding the Selection of an Additional Temporary Auditing Firm

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Annual Securities Report dated June 26, 2006

   Annual Securities Report stating the results for the relevant fiscal year filed with the Director of Kanto Local Finance Bureau.

2. Extraordinary Report dated June 23, 2006

   Extraordinary report filed with the Director of the Kanto Local Finance Bureau pursuant to the Securities and Exchange Law of Japan stating that Yasu Semiconductor Corporation will become a special subsidiary (*tokutei-kogaisya*) of Seiko Epson Corporation as of July 1, 2006.

File No. 82-34746

EXHIBIT B

EXTRACT TRANSLATION

Set out below is the extract English translation of the documents referred to in ANNEX A, Section A.

Section A item 3

Notice of Resolution of the 64th Ordinary General Meeting of Shareholders dated June 23, 2006

[Translation]
Securities Code 6724
June 23, 2006

To our Shareholders:

Seiji Hanaoka
President and Representative Director

SEIKO EPSON CORPORATION
2-4-1 Nishishinjuku, Shinjuku-ku, Tokyo

NOTICE OF RESOLUTION OF THE 64th ORDINARY GENERAL MEETING OF SHAREHOLDERS

The following matters were reported and resolved as described below at the 64th Ordinary General Meeting of Shareholders of Seiko Epson Corporation (the "Company").

Particulars

Matters Reported:

1. Report on Operations, Consolidated Balance Sheet, and Consolidated Statement of Income for the 64th fiscal year (April 1, 2005 through March 31, 2006); and on the reports of the accounting auditors and of the board of statutory auditors regarding the audit of the consolidated financial statements for the 64th fiscal year.

2. Balance Sheet and Statement of Income for the 64th fiscal year (April 1, 2005 through March 31, 2006)

Matters Resoluted:

Proposal 1: Approval of proposed Appropriation of Non-consolidated Retained Earnings for the 64th Fiscal Year

This proposal was approved without amendment and the total annual cash dividends for the fiscal year were 32 yen per share. An interim dividend of 16 yen per share was paid in December 2005, so the dividend payable at the end of this term is 16 yen per share.

Proposal 2: Partial Amendments to the Articles of Incorporation

This proposal was approved without amendment. The details of the amendments are as follows:

1. In order to make information more readily available and cut expenses for placing

public notices, the Company adopted the electronic notification system and made corresponding changes in Article 5 (Public Notices).

2. With the Corporation Law (Law No. 86, 2005) coming into effect on May 1, 2006, the following changes were made so that the provisions of the following Articles would be permitted in association with the coming into force of the Corporation Law.

1) Article 10 (Rights with respect to Shares Constituting Less than One Unit): this Article has established rights that may be exercised with respect to shares constituting less than one unit.

2) Article 16 (Disclosure of Reference Materials for General Meetings of Shareholders via Internet; Such Disclosure Deemed Provision of that Information): to enhance shareholder convenience, this Article enables the Company to disclose reference materials, etc., for the General Meeting of Shareholders via the Internet.

3) Article 24 (Resolution of the Board of Directors without a Meeting): in the interests of more flexible and effective action by the Board of Directors, this Article enables the Board of Directors to vote in writing in accordance with Article 370 of the Corporation Law.

4) Article 27 (Partial Exemption of Director's Liabilities) and Article 33 (Partial Exemption of Statutory Auditor's Liabilities): to facilitate the hiring of the most appropriate and capable people to serve as outside directors and outside corporate auditors, these Articles enables the Company to enter into agreements with outside directors and outside corporate auditors that limit their liability.

3. To promote the execution of its "Creativity and Challenge 1000" Mid-Range Business Plan, the Company has introduced a Corporate Executive Officer system that distinctly separates the corporate management and oversight obligations from the execution obligations. Accordingly, through amendments to Articles 19 (Number of Directors) and Article 21 (Term of Office), the Company has changed the maximum number of directors from 25 to 10 and reduced their terms of office from two years to one year.

4. In line with the Corporation Law coming into effect, a new Article 4 (Governing Bodies) and Article 8 (Issuance of Share Certificates), both of which are required to be provided in the Articles of Incorporation as a result of the enforcement of the Corporation Law, have been newly established.

5. Other language has been adjusted, words that needed to be changed due to the coming into effect of the Corporation Law have been amended, phrases have been modified, provisions have been relocated, eliminated or consolidated, and article numbers have been lowered so as to include the new provisions set forth above.

***Attention:** The article numbers above are those of the Articles in the Articles of Incorporation after the amendments are made.

Proposal 3: Election of 10 Directors

This Proposal was approved without amendment. Directors Saburo Kusama, Yasuo Hattori, Seiji Hanaoka, Norio Niwa, Masayuki Morozumi, Yasumasa Otsuki, Masao Akahane, Kenji Kubota, Hiroshi Komatsu and Minoru Usui were reelected and reappointed as directors.

Proposal 4: **Retirement Allowance for Retiring Directors and Statutory Auditors, and Termination Allowance Arising from the Abolition of the Retirement Allowance Payment for Retiring Officers.**

This Proposal was approved without amendment. The Company will pay retirement money to 7 retiring directors, Toshio Kimura, Torao Yajima, Nobuo Hashizume, Seiichi Hirano, Kenji Uchida, Noriyuki Hama and Hideaki Yasukawa, in accordance with the standards prescribed by the Company. The Board of Directors was authorized to decide on the specific amount to be paid and the dates and methods of presentation, etc.

Also, with the abolition of the retirement allowance payment system for retiring officers, the Company will pay the retirement money to 10 directors, Saburo Kusama, Yasuo Hattori, Seiji Hanaoka, Norio Niwa, Masayuki Morozumi, Yasumasa Otsuki, Masao Akahane, Kenji Kubota, Hiroshi Komatsu, and Minoru Usui, who were reelected and reappointed under Proposal 3, and to 5 incumbent auditors, Masayoshi Omae, Toshihiko Kishiro, Yoshiro Yamamoto, Tomiichi Akiyama, and Tatsuhiro Ishikawa, for their term of office (from their assumption of office to the closing of this general meeting) in accordance with the standards prescribed by the Company. The amount will be paid upon the retirement of each director or auditor. For the retiring directors, the Board of Directors was authorized to decide on the specific amounts to be paid, when they'll be paid, and how they'll be given to them; for the retiring auditors, the auditors shall consult each other and determine those matters among themselves.

-End-

As a result of the vote held among the Company's Directors and Statutory Auditors after the Ordinary General Meeting of Shareholders, the Directors of the Company were determined as follows:

Chairman (Representative Director)	Saburo Kusama
Vice Chairman	Yasuo Hattori
President (Representative Director)	Seiji Hanaoka
Vice President (Representative Director)	Norio Niwa
Senior Managing Director	Masayuki Morozumi
Managing Director	Yasumasa Otsuki
Managing Director	Masao Akahane
Managing Director	Kenji Kubota
Managing Director	Hiroshi Komatsu
Director	Minoru Usui
Standing Statutory Auditor	Masayoshi Omae
Standing Statutory Auditor	Toshihiko Kishiro
Statutory Auditor	Yoshiro Yamamoto
Statutory Auditor	Tomiichi Akiyama
Statutory Auditor	Tatsuhiro Ishikawa

- End -

File No. 82-34746

EXHIBIT C

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX A, Section B.

Section B item 1

July 26, 2006	Consolidated Results for the First Quarter ended June 30, 2006



RECEIVED
2006 SEP 15 A 8:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SEIKO EPSON CORPORATION
3-5 Owa 3-chome Suwa, Nagano
392-8502, Japan
Tel: +81-266-52-3131
http://www.epson.co.jp/e/

EPSON

July 26, 2006

CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED JUNE 30, 2006

Consolidated Financial Highlights

<Income statements and cash flows data> (Millions of yen, thousands of U.S. dollars, except for per share data)

	Three months ended June 30		Change	Year ended March 31,	Three months ended June 30,
	2005	**2006**		2006	**2006**
Statements of Income Data:					
Net sales	¥340,137	**¥322,036**	(5.3%)	¥1,549,568	**$2,794,481**
Operating income (loss)	(5,042)	**7,014**	- %	25,758	**60,864**
Income (loss) before income taxes and minority interest	(3,746)	**5,582**	- %	(20,047)	**48,438**
Net loss	(7,052)	**(5,679)**	- %	(17,917)	**(49,280)**
Statements of Cash Flows Data:					
Cash flows from operating activities	24,289	**15,584**	(35.8%)	117,497	**135,231**
Cash flows from investing activities	(28,486)	**(35,977)**	26.3%	(95,266)	**(312,192)**
Cash flows from financing activities	1,087	**(9,400)**	- %	19,123	**(81,569)**
Cash and cash equivalents at the end of the period	231,917	**249,249**	7.5%	280,114	**2,162,869**
Per Share Data:					
Net loss per share -Basic	(¥35.91)	**(¥28.92)**	- %	(¥91.24)	**($0.25)**
-Diluted	¥-	**¥-**	- %	¥-	**$-**

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Securities and Exchange Law of Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. Diluted net income per share are presented only if there are dilutive factors present.

IV. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥115.24 = U.S.$1 at June 30, 2006 has been used for the purpose of presentation.

<Balance sheets data> (Millions of yen, thousands of U.S. dollars, except for per share data)

	June 30		March 31,	June 30,
	2005	**2006**	2006	**2006**
Total assets	¥1,281,976	**¥1,276,514**	¥1,325,206	**$11,077,005**
Shareholders' equity	465,737	**462,749**	474,520	**4,015,524**
Shareholders' equity ratio (%)	36.3%	**36.3%**	35.8%	**36.3%**
Shareholders' equity per share	¥2,371.81	**¥2,356.60**	¥2,416.54	**$20.45**

Operating Performance Highlights and Financial Condition

Fiscal 2006 First-Quarter Overview

Although crude oil prices soared and there were other elements of concern during the first quarter of the year under review, the global economy steadily recovered on the back of economic growth in China and the United States. Meanwhile, the Japanese economy showed signs of recovery, with an increase in capital spending and an uptick in personal spending accompanying improved corporate earnings.

The main markets of the Epson Group ("Epson") were as follows. The inkjet printer market remained strong in Asia, while demand in Japan, the U.S., and Europe was sluggish. Last year's trend toward multifunction (all-in-one) inkjet products has continued. In the laser printer market, sales of low-prices color models grew. Sales of monochrome units also remained strong.

The projector market grew as demand for business projectors, especially low-priced models, and home-theater models expanded.

The market for electronic devices used in mobile phones remained firm. Contributing to this firmness were demand from consumers in the U.S. who are upgrading to handsets with color displays and built-in cameras, as well as demand from new cellular subscribers in the emerging markets of Asia and Africa.

Meanwhile, however, the information-related equipment segment and the electronic devices segment are seeing prices for their products in continual decline due to intensified competition in all areas. Moreover, they are seeing demand shift steadily toward the low end.

Markets for precision products are seeing little growth, with demand for watches and corrective lenses shifting toward the low end. In factory automation systems, sales of IC handlers were driven by solid demand for semiconductors used in mobile phones and digital home electronics.

In response to these difficult market conditions and to last year's deterioration in financial performance, Epson established "*Creativity and Challenge 1000,*" a new mid-range business plan in March 2006, and is presently pressing forward with various policies to initiate a business recovery and restart growth. In the current fiscal year, Epson is operating under a lighter fixed cost burden as a result of efforts taken to restructure fixed costs in the previous fiscal year, primarily in the electronic devices segment. In inkjet printers, Epson is implementing market programs aimed at generating profit. As a result, the Company is carefully overhauling the product lineup in each region with a policy of reducing shipments of unprofitable models, including those that generate low print volumes.

The average exchange rates of the yen against the U.S. dollar and of the yen against the euro during the first quarter of the year under review were ¥114.50 and ¥143.78, respectively. This represents a 6% depreciation in the value of the yen against the dollar and a 6% depreciation in the value of the yen against the euro compared to the same period last year.

As a result of the foregoing factors, net sales for the first quarter of the current fiscal year were ¥322,036 million ($2,794,481 thousand), down 5.3% from the same period last year. Operating income was ¥7,014 million ($60,864 thousand), compared to an operating loss of ¥5,042 million in the same period last year. Income before income taxes and minority interest was ¥5,582 million ($48,438 thousand), compared to loss before income taxes and minority interest of ¥3,746 million in the same period last year. Net loss for the quarter was ¥5,679 million ($49,280 thousand), compared to a quarterly net loss of ¥7,052 million in the same period last year.

Operating Performance Highlights by Business Segment

A segment-by-segment breakdown of financial results is provided below.

Information-related equipment:

Printer business revenues declined on the whole. Inkjet printer revenue (including revenues from supplies, as in all printer discussions below) declined due to a pair of factors. One was an initiative, conducted in line with the first year of Epson's mid-range business plan, to deliberately reduce shipments of certain models. The other was price erosion. Dot-matrix printer and terminal module revenues were affected by an increase in low-priced models as a percentage of sales, but results were also affected by a weakening of the yen and an increase in demand. Laser printer unit shipments declined due to intensified competition, particularly among low-end models.

Visual instruments business revenue was sharply higher, on the whole. OEM demand for projection TV engines declined. On the other hand, however, 3LCD projector demand grew sharply, especially for popularly priced business models.

Operating income in the information-related equipment segment increased. The increase is primarily due to an overhaul of the product lineup to emphasize profitability, to reduced selling, general and administrative expenses and a commensurate improvement in profitability, and to higher revenue from 3LCD projectors.

As a result of the foregoing factors, first-quarter net sales in the information-related equipment segment were ¥200,730 million ($1,741,843 thousand), down 5.3% compared to the same period last year, while operating income was ¥14,123 million ($122,553 thousand), up 231.7% compared to the same period last year.

Please note that from this quarter the imaging and information products business will be known as the printer business.

Electronic devices:

The display business posted sharply lower total revenue. The decline in revenue came despite increased mobile handset demand, as intensified competition drove prices for MD-TFD LCDs, amorphous-silicon TFT LCDs and color STN LCDs lower.

The semiconductor business reported lower total revenue. This decline was due to lower volume in system LSIs, a result of intensified competition, and both lower volume and lower prices in other semiconductor products.

The quartz device business saw revenue grow sharply as a result of the business merger with Toyo Communication Equipment Co., Ltd., despite an across-the-board decline in unit prices.

The electronic devices segment reported a narrower loss despite declining prices for MD-TFD LCDs and color STN LCDs. The improvement in operating loss was due primarily to the effect of cost reductions in amorphous-silicon TFT LCDs; improved profitability of the semiconductor business, where fixed costs decreased largely as a result of impairment charges taken last fiscal year; and the effects of the merger with Toyo Communication Equipment, in the quartz device business.

As a result of the foregoing factors, first-quarter net sales in the electronic devices segment were ¥109,194 million ($947,535 thousand), down 6.8% compared to the same period last year, while operating loss was ¥5,397 million ($46,833 thousand) versus an operating loss of ¥5,696 million in the same period last year.

Precision products:

The precision products segment saw total revenue decline despite a rise in demand for IC handlers owing to a strong semiconductor market, but this decline is due primarily to the transfer of the optical device business to the electronic devices segment.

Operating income in the precision products segment increased, as high added-value watch products comprised a larger percentage of total revenues.

As a result of the foregoing factors, first-quarter net sales in the precision products segment were ¥20,016 million ($173,690 thousand), down 1.9% compared to the same period last year, while operating income was ¥1,335 million ($11,585 thousand) versus an operating loss of ¥152 million in the same period last year.

Operating Performance Highlights by Geographic Segment

A region-by-region breakdown of financial results is provided below.

Japan:

Quartz device and inkjet printer revenues increased, while revenues from MD-TFD LCDs, amorphous-silicon TFT LCDs, STN LCDs, and LTPS TFT LCDs declined. As a result, net sales were ¥302,890 million ($2,628,341 thousand), up 2.1% compared to the same period last year, while operating income was ¥18,924 million ($164,214 thousand) as compared to an operating loss of ¥9,878 million in the same period last year.

The Americas:

3LCD projector, quartz device, amorphous-silicon TFT LCD and dot-matrix printer revenues increased, while inkjet printer revenue declined. As a result, net sales were ¥66,683 million ($578,645 thousand), up 0.4% compared to the same period last year, while operating income was ¥3,522 million ($30,562 thousand), down 11.7% compared to the same period last year.

Europe:

3LCD projector and quartz device revenues grew, while inkjet printer revenue declined. As a result, net sales were ¥66,214 million ($574,575 thousand), down 0.0% compared to the same period last year, while operating loss was ¥1,488 million ($12,912 thousand) versus operating income of ¥661 million in the same period last year.

Asia / Oceania:

Amorphous-silicon TFT LCD and quartz device revenues increased, while inkjet printer and MD-TFD LCD revenues declined. As a result, net sales were ¥180,370 million ($1,565,168 thousand), up 1.3% compared to the same period last year, while operating income was ¥6,554 million ($56,872 thousand), down 26.5% compared to the same period last year.

Cash Flow Performance

Cash inflows from operating activities in the first quarter were ¥15,584 million ($135,231 thousand). Net loss was ¥5,679 million ($49,280 thousand). Depreciation and amortization, principally in the electronic devices segment, was ¥20,903 million ($181,387 thousand). As for changes to assets and liabilities, notes and accounts receivable, trade decreased by ¥20,121 million ($174,601 thousand), while notes and accounts payable, trade decreased by ¥11,189 million ($97,093 thousand). Inventories increased ¥7,290 million ($63,259 thousand). Income taxes paid were ¥6,017 million ($52,213 thousand).

Included in cash outflows from investing activities was a total payment of ¥28,116 million ($243,978 thousand) including payments for capital expenditures, principally in the information-related equipment and electronic devices segments, and payments for amounts that came due during this period for tangible and intangible fixed assets acquired at the end of the previous period. In total, cash outflows from investing activities amounted to ¥35,977 million ($312,192 thousand).

Cash outflows from financing activities were ¥9,400 million ($81,569 thousand), primarily due to repayment of short-term borrowings and payment of cash dividends.

As a result, cash and cash equivalents for the first quarter was ¥249,249 million ($2,162,869 thousand).

Fiscal 2006 Forecast

The U.S. and Chinese economies have continued to expand since Epson presented its full-year outlook, on April 25, 2006. Japan's economic recovery, meanwhile, is expected to continue, though the effects of high prices for crude oil and changes in interest rates will need to be watched. Given this situation, Epson forecasts that it will see in the printer business the effects of policies to emphasize profitability in inkjet printers, and in the electronic devices segment the effects of policies to restructure fixed costs. In the display business, Epson forecasts steady growth in volume for LCDs for mobile phones. However, market growth for non-mobile phone applications remains limited, and Epson stands by its previously-announced forecasts for the half-year and for the full fiscal year.

The figures in the outlook are based on assumed exchange rates of ¥110.00 to the U.S. dollar and ¥139.00 to the euro.

Consolidated Half-Year Results Outlook

	FY2005	**Current Outlook**	Change
Net sales	¥720.2 billion	**¥706.0 billion**	-¥14.2 billion (- 2.0%)
Operating income	¥6.0 billion	**¥2.0 billion**	- ¥4.0 billion (-66.7%)
Income (loss) before income taxes and minority interest	¥7.7 billion	**(¥4.0 billion)**	-¥11.7 billion (-%)
Net loss	(¥1.2 billion)	**(¥11.0 billion)**	- ¥9.8 billion (-%)
Foreign exchange rate	$1USD = ¥109.48 1 euro = ¥135.65	**$1USD = ¥110.00** **1 euro = ¥139.00**	

Consolidated Full-Year Results Outlook

	FY2005	**Current Outlook**	Change
Net sales	¥1,549.6 billion	**¥1,555.0 billion**	+ ¥5.4 billion (+ 0.4%)
Operating income	¥25.8 billion	**¥40.0 billion**	+¥14.2 billion (+ 55.3%)
Income (loss) before income taxes and minority interest	(¥20.0 billion)	**¥33.0 billion**	+¥53.0 billion (-%)
Net income (loss)	(¥17.9 billion)	**¥14.0 billion**	+¥31.9 billion (-%)
Foreign exchange rate	$1USD = ¥113.31 1 euro = ¥137.86	**$1USD = ¥110.00** **1 euro = ¥139.00**	

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

Consolidated Balance Sheets (Unaudited)

	Millions of yen			Thousands of U.S. dollars
	June 30		March 31,	June 30,
	2005	**2006**	2006	**2006**
ASSETS				
Current assets:				
Cash and cash equivalents	¥231,917	**¥249,249**	¥280,114	**$2,162,869**
Time deposits	889	**2,175**	2,363	**18,874**
Notes and accounts receivable, trade	220,836	**224,614**	244,770	**1,949,098**
Inventories	192,950	**199,124**	192,015	**1,727,907**
Other current assets	93,769	**80,909**	79,817	**702,091**
Allowance for doubtful accounts	(3,627)	**(3,592)**	(3,677)	**(31,170)**
Total current assets	736,734	**752,479**	795,402	**6,529,669**
Property, plant and equipment:				
Buildings and structures	422,092	**450,018**	450,071	**3,905,050**
Machinery and equipment	520,284	**557,006**	568,293	**4,833,443**
Furniture and fixtures	190,397	**208,978**	208,944	**1,813,415**
Land	58,857	**66,891**	66,874	**580,450**
Other	13,288	**7,097**	6,200	**61,585**
	1,204,918	**1,289,990**	1,300,382	**11,193,943**
Accumulated depreciation	(767,705)	**(870,966)**	(874,264)	**(7,557,844)**
	437,213	**419,024**	426,118	**3,636,099**
Investments and other assets:				
Investment securities	49,536	**48,034**	49,810	**416,817**
Intangible assets	25,854	**24,407**	24,287	**211,793**
Other assets	33,352	**33,065**	30,043	**286,923**
Allowance for doubtful accounts	(713)	**(495)**	(454)	**(4,296)**
	108,029	**105,011**	103,686	**911,237**
Total assets	¥1,281,976	**¥1,276,514**	¥1,325,206	**$11,077,005**

The accompanying notes are an integral part of these financial statements.

	Millions of yen			Thousands of U.S. dollars
	June 30		March 31,	June 30,
	2005	2006	2006	2006
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Short-term borrowings	¥35,508	¥44,375	¥49,804	$385,066
Current portion of long-term debt	101,495	125,652	113,731	1,090,351
Notes and accounts payable, trade	166,457	117,802	128,605	1,022,232
Accounts payable, other	93,955	85,655	102,341	743,275
Income taxes payable	5,913	21,320	12,274	185,005
Accrued bonuses	8,828	8,835	11,833	76,666
Accrued warranty costs	14,611	16,427	17,974	142,546
Accrued litigation and related expenses	-	5,970	6,191	51,805
Other current liabilities	64,073	66,167	64,618	574,167
Total current liabilities	490,840	492,203	507,371	4,271,113
Long-term liabilities:				
Bonds	-	52,700	52,700	457,306
Long-term debt	259,206	200,186	212,859	1,737,123
Accrued pension and severance costs	16,061	26,951	31,397	233,868
Accrued directors' and statutory auditors' retirement allowances	1,916	-	2,096	-
Accrued recycle costs	373	606	554	5,259
Accrued litigation and related expenses	-	2,349	2,349	20,384
Other long-term liabilities	18,800	9,905	9,655	85,951
Total long-term liabilities	296,356	292,697	311,610	2,539,891
Minority interest in subsidiaries	29,043	28,865	31,705	250,477
Shareholders' equity:				
Common stock				
Authorized - 607,458,368 shares, Issued - 196,364,592 shares	53,204	53,204	53,204	461,680
Additional paid-in capital	79,501	79,501	79,501	689,873
Retained earnings	341,339	318,503	327,324	2,763,823
Net unrealized gains on other securities	4,052	9,647	10,567	83,712
Net unrealized losses on derivative instruments	-	(267)	-	(2,317)
Translation adjustments	(12,356)	2,166	3,929	18,796
Treasury stock, at cost June 30, 2005 - 849 shares June 30, 2006 - 1,422 shares March 31, 2006 - 1,307 shares	(3)	(5)	(5)	(43)
Total shareholders' equity	465,737	462,749	474,520	4,015,524
Commitments and contingent liabilities				
Total liabilities and shareholders' equity	¥1,281,976	¥1,276,514	¥1,325,206	$11,077,005

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income (Unaudited)

	Millions of yen			Thousands of U.S. dollars
	Three months ended June 30		Year ended March 31,	Three months ended June 30,
	2005	**2006**	2006	**2006**
Net sales	¥340,137	**¥322,036**	¥1,549,568	**$2,794,481**
Cost of sales	271,567	**246,925**	1,194,781	**2,142,702**
Gross profit	68,570	**75,111**	354,787	**651,779**
Selling, general and administrative expenses:				
Salaries and wages	19,336	**19,756**	78,381	**171,434**
Advertising	5,917	**4,059**	31,643	**35,222**
Sales promotion	6,052	**4,634**	31,538	**40,212**
Research and development costs	11,190	**9,873**	44,570	**85,673**
Shipping costs	4,711	**4,739**	21,537	**41,123**
Other	26,406	**25,036**	121,360	**217,251**
	73,612	**68,097**	329,029	**590,915**
Operating income (loss)	(5,042)	**7,014**	25,758	**60,864**
Other income:				
Interest and dividend income	1,134	**1,479**	3,751	**12,834**
Net gain on foreign exchange	1,520	**-**	425	**-**
Rental income	359	**351**	1,469	**3,046**
Other	1,092	**1,569**	19,176	**13,615**
	4,105	**3,399**	24,821	**29,495**
Other expenses:				
Interest expenses	1,422	**1,569**	6,730	**13,615**
Net loss on foreign exchange	-	**2,369**	-	**20,557**
Loss on disposal of fixed assets	363	**377**	2,331	**3,271**
Other	1,024	**516**	61,565	**4,478**
	2,809	**4,831**	70,626	**41,921**
Income (loss) before income taxes and minority interest	(3,746)	**5,582**	(20,047)	**48,438**
Income taxes	3,609	**13,794**	9,187	**119,698**
Loss before minority interest	(7,355)	**(8,212)**	(29,234)	**(71,260)**
Minority interest in subsidiaries	(303)	**(2,533)**	(11,317)	**(21,980)**
Net loss	(¥7,052)	**(¥5,679)**	(¥17,917)	**($49,280)**
	Yen			U.S. dollars
Per share:				
Net loss	(¥35.91)	**(¥28.92)**	(¥91.24)	**($0.25)**
Cash dividends	¥13.00	**¥16.00**	¥29.00	**$0.14**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity (Unaudited)

		Millions of yen							
	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Net unrealized losses on derivative instruments	Translation adjustments	Treasury stock, at cost	Total
Balance at March 31, 2005	196,364,592	¥53,204	¥79,501	¥350,944	¥3,743	¥-	(¥14,519)	(¥3)	¥472,870
Net loss for the three months ended June 30, 2005	-	-	-	(7,052)	-	-	-	-	(7,052)
Cash dividends	-	-	-	(2,553)	-	-	-	-	(2,553)
Net unrealized gains on other securities	-	-	-	-	309	-	-	-	309
Translation adjustments	-	-	-	-	-	-	2,163	-	2,163
Changes in treasury stock	-	-	-	-	-	-	-	(0)	(0)
Balance at June 30, 2005	196,364,592	¥53,204	¥79,501	¥341,339	¥4,052	¥-	(¥12,356)	(¥3)	¥465,737
Balance at March 31, 2006	196,364,592	¥53,204	¥79,501	¥327,324	¥10,567	¥-	¥3,929	(¥5)	¥474,520
Net loss for the three months ended June 30, 2006	-	-	-	**(5,679)**	-	-	-	-	**(5,679)**
Cash dividends	-	-	-	**(3,142)**	-	-	-	-	**(3,142)**
Net unrealized losses on other securities	-	-	-	-	**(920)**	-	-	-	**(920)**
Effect of change in the accounting standards	-	-	-	-	-	**(267)**	-	-	**(267)**
Translation adjustments	-	-	-	-	-	-	**(1,763)**	-	**(1,763)**
Changes in treasury stock	-	-	-	-	-	-	-	**(0)**	**(0)**
Balance at June 30, 2006	**196,364,592**	**¥53,204**	**¥79,501**	**¥318,503**	**¥9,647**	**(¥267)**	**¥2,166**	**(¥5)**	**¥462,749**

		Millions of yen							
	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Net unrealized losses on derivative instruments	Translation adjustments	Treasury stock, at cost	Total
Balance at March 31, 2005	196,364,592	¥53,204	¥79,501	¥350,944	¥3,743	¥-	(¥14,519)	(¥3)	¥472,870
Net loss	-	-	-	(17,917)	-	-	-	-	(17,917)
Cash dividends	-	-	-	(5,695)	-	-	-	-	(5,695)
Decrease due to affiliates excluded under the equity method	-	-	-	(8)	-	-	-	-	(8)
Net unrealized gains on other securities	-	-	-	-	6,824	-	-	-	6,824
Translation adjustments	-	-	-	-	-	-	18,448	-	18,448
Changes in treasury stock	-	-	-	-	-	-	-	(2)	(2)
Balance at March 31, 2006	196,364,592	¥53,204	¥79,501	¥327,324	¥10,567	¥-	¥3,929	(¥5)	¥474,520

	Thousands of U.S. dollars							
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Net unrealized losses on derivative instruments	Translation adjustments	Treasury stock, at cost	Total
Balance at March 31, 2006	$461,680	$689,873	$2,840,368	$91,695	$-	$34,094	($43)	$4,117,667
Net loss for the three months ended June 30, 2006	-	-	**(49,280)**	-	-	-	-	**(49,280)**
Cash dividends	-	-	**(27,265)**	-	-	-	-	**(27,265)**
Net unrealized losses on other securities	-	-	-	**(7,983)**	-	-	-	**(7,983)**
Effect of change in the accounting standards	-	-	-	-	**(2,317)**	-	-	**(2,317)**
Translation adjustments	-	-	-	-	-	**(15,298)**	-	**(15,298)**
Changes in treasury stock	-	-	-	-	-	-	**(0)**	**(0)**
Balance at June 30, 2006	**$461,680**	**$689,873**	**$2,763,823**	**$83,712**	**($2,317)**	**$18,796**	**($43)**	**$4,015,524**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen			Thousands of U.S. dollars
	Three months ended June 30		Year ended March 31,	Three months ended June 30,
	2005	**2006**	2006	**2006**
Cash flows from operating activities:				
Net loss	(¥7,052)	**(¥5,679)**	(¥17,917)	**($49,280)**
Adjustments to reconcile net loss to net cash provided by operating activities -				
Depreciation and amortization	26,256	**20,903**	109,662	**181,387**
Accrual for net pension and severance costs, less payments	1,696	**(2,309)**	9,917	**(20,036)**
Net loss on sales and disposal of fixed assets	307	**349**	2,250	**3,028**
Equity in net gains under the equity method	(6)	**(29)**	(168)	**(252)**
Deferred income taxes	3,865	**79**	(7,377)	**685**
Decrease in allowance for doubtful accounts	(54)	**(77)**	(537)	**(668)**
Decrease in notes and accounts receivable, trade	34,828	**20,121**	23,987	**174,601**
Increase in inventories	(15,635)	**(7,290)**	(1,695)	**(63,259)**
Increase (decrease) in notes and accounts payable, trade	23,299	**(11,189)**	(20,526)	**(97,093)**
Increase (decrease) in accrued income taxes	(10,010)	**7,698**	(1,932)	**66,800**
Other	(33,205)	**(6,993)**	21,833	**(60,682)**
Net cash provided by operating activities	24,289	**15,584**	117,497	**135,231**
Cash flows from investing activities:				
Proceeds from maturities of short-term investments	-	**2,000**	1,000	**17,355**
Payments for purchases of property, plant and equipment	(25,452)	**(24,968)**	(96,099)	**(216,661)**
Proceeds from sales of property, plant and equipment	796	**184**	1,315	**1,597**
Payments for purchases of intangible assets	(2,987)	**(3,148)**	(9,272)	**(27,317)**
Payments of long-term prepaid expenses	(152)	**(430)**	(3,296)	**(3,731)**
Other	(691)	**(9,615)**	11,086	**(83,435)**
Net cash used in investing activities	(28,486)	**(35,977)**	(95,266)	**(312,192)**
Cash flows from financing activities:				
Increase (decrease) in short-term borrowings	5,081	**(5,230)**	18,471	**(45,384)**
Repayments of long-term debt	(3,882)	**(752)**	(111,786)	**(6,525)**
Proceeds from issuance of subsidiaries' stock	2,664	**-**	2,674	**-**
Cash dividends	(2,553)	**(3,142)**	(5,694)	**(27,265)**
Other	(223)	**(276)**	115,458	**(2,395)**
Net cash provided by (used in) financing activities	1,087	**(9,400)**	19,123	**(81,569)**
Effect of exchange rate fluctuations on cash and cash equivalents	(46)	**(1,072)**	3,687	**(9,302)**
Net increase (decrease) in cash and cash equivalents	(3,156)	**(30,865)**	45,041	**(267,832)**
Cash and cash equivalents at the beginning of the period	234,904	**280,114**	234,904	**2,430,701**
Cash and cash equivalents increased by merger of unconsolidated subsidiaries	169	**-**	169	**-**
Cash and cash equivalents at the end of the period	¥231,917	**¥249,249**	¥280,114	**$2,162,869**
Supplemental disclosures of cash flow information:				
Cash received and paid during the period for -				
Interest and dividend received	¥1,166	**¥1,493**	¥3,794	**$12,956**
Interest paid	(¥1,209)	**(¥1,272)**	(¥6,678)	**($11,038)**
Income taxes paid	(¥9,755)	**(¥6,017)**	(¥18,496)	**($52,213)**

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of presenting consolidated financial statements:

(1) Background -

Seiko Epson Corporation (the "Company") was originally established as a manufacturer of watches but later expanded its business to provide key devices and solutions for the digital color imaging markets through the application of its proprietary technologies. The Company operates its manufacturing and sales business mainly in Japan, the Americas, Europe and Asia/Oceania.

(2) Basis of presenting consolidated financial statements -

The Company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in their respective countries of domicile.

The accompanying consolidated financial statements of the Company and its consolidated subsidiaries and affiliates (collectively "Epson") as of June 30, 2006, and for the three months ended June 30, 2006 are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present them in a form that is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information that is not required under accounting principles generally accepted in Japan, but which is provided herein as additional information. However, none of the reclassifications nor rearrangements have a material effect on the financial statements.

2. Summary of significant accounting policies:

(1) Consolidation and investments in affiliates -

The accompanying consolidated financial statements include the accounts of the Company and those of its subsidiaries that are controlled by Epson. Under the effective control approach, all majority-owned companies are to be consolidated. Additionally, companies in which share ownership equals 50% or less may be required to be consolidated in cases where such companies are effectively controlled by other companies through the interests held by a party who has a close relationship with the parent in accordance with Japanese accounting standards. All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated upon consolidation.

Investments in affiliates in which Epson has significant influence are accounted for using the equity method. Consolidated income includes Epson's current equity in net income or loss of affiliates after elimination of unrealized inter-company profits.

(2) Foreign currency translation and transactions -

Foreign currency transactions are translated using foreign exchange rates prevailing at the respective transaction dates. Receivables and payables in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates and the resulting transaction gains or losses are taken into income currently.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at the foreign exchange rates prevailing at the respective balance sheet dates, and all the income and expense accounts are translated at the average foreign exchange rates for the respective periods. Foreign currency translation adjustments are recorded in the consolidated balance sheets as a separate component of shareholders' equity and minority interest in subsidiaries.

(3) Cash and cash equivalents -

Cash and cash equivalents included in the consolidated financial statements are composed of cash on hand, bank deposits that may be withdrawn on demand and highly liquid investments purchased with initial maturities of three months or less and which present low risk of fluctuation in value.

(4) Financial instruments -

(a) Investments in debt and equity securities:

Investments in debt and equity securities are classified into three categories: 1) trading securities, 2) held-to-maturity debt securities, and 3) other securities. These categories are treated differently for purposes of measuring and accounting for changes in fair value.

Trading securities held for the purpose of generating profits from changes in market value are recognized at their fair value in the consolidated balance sheets. Unrealized gains and losses are included in current income. Held-to-maturity debt securities are expected to be held to maturity and are recognized at amortized cost computed based on the straight-line method in the consolidated balance sheets. Other securities for which market quotations are available are recognized at fair value in the consolidated balance sheets. Unrealized gains and losses for these other securities are reported as a separate component of shareholders' equity, net of tax. Other securities for which market quotations are unavailable are stated at cost, primarily based on

the moving average cost method. Other than temporary declines in the value of other securities are reflected in current income.

(b) Derivative instruments:

Derivative instruments (i.e., forward exchange contracts, interest rate swaps and currency options) are recognized as either assets or liabilities at their respective fair values at the date of contract, and gains and losses arising from changes in fair value are recognized in earnings in the corresponding fiscal period.

On December 9, 2005, the Accounting Standards Board of Japan (ASBJ) issued an Accounting Standard - ASBJ Statement No. 5 "Accounting Standards for Presentation of Net Assets in the Balance Sheet" and its Implementation Guidance - ASBJ Guidance No. 8 "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet". Effective as of April 1, 2006, Epson has adopted these new accounting standards. Prior to April 1, 2006, if certain hedging criteria are met, such gains and losses arising from changes in fair value were deferred as assets or liabilities. Under the new accounting standards, such gains and losses are recorded as a separate component of shareholders' equity, net of tax.

For interest rate swaps, if certain hedging criteria are met, interest rate swaps are not recognized at their fair values as an alternative method under Japanese accounting standards. The amounts received or paid for such interest rate swap arrangements are charged or credited to income as incurred.

(c) Allowance for doubtful accounts:

Allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience from certain prior periods.

(5) Inventories -

Inventories are stated at the lower of cost or market value, where cost is primarily determined using the weighted average cost method.

(6) Property, plant and equipment -

Property, plant and equipment, including significant renewals and improvements, are carried at cost less accumulated depreciation. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred. Depreciation of property, plant and equipment is mainly computed based on the declining-balance method for the Company and its Japanese subsidiaries and on the straight-line

method for foreign subsidiaries at rates based on the estimated useful lives. For buildings acquired by the Company and its Japanese subsidiaries on or after April 1, 1998, depreciation is computed based on the straight-line method, which is prescribed by Japanese income tax laws.

The estimated useful lives of depreciable assets principally range from eight to fifty years for buildings and structures and principally range from two to eleven years for machinery and equipment.

(7) Intangible assets -

Amortization of intangible assets is computed using the straight-line method. Amortization of software for internal use is computed using the straight-line method over its estimated useful life, ranging from three to five years.

(8) Accrued bonuses -

Accrued bonuses to employees are provided for the estimated amounts which Epson is obligated to pay to employees after the fiscal period-end, based on services provided during the current period.

(9) Accrued warranty costs -

Epson provides an accrual for estimated future warranty costs based on the historical relationship of warranty costs to net sales. Specific warranty provisions are made for those products where warranty expenses can be specifically estimated.

(10) Accrued litigation and related expenses -

Accrued litigation and related expenses are provided for estimated future compensation payment and litigation expenses.

(11) Income taxes -

The provision for income taxes is computed based on income before income taxes and minority interest in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

The Company adopts the consolidated tax return system for the calculation of income taxes. Under the consolidated tax return system, the Company consolidates all wholly owned domestic subsidiaries based on the Japanese tax regulations.

(12) Pension and severance costs -

The Company and some of its Japanese subsidiaries recognize accrued pension and severance costs to employees based on the actuarial valuation of projected benefit obligation and plan assets at fair value. Other Japanese subsidiaries recognize accrued pension and severance costs to employees based on the voluntary retirement benefit payable at the period end.

Pension benefits are determined based on years of service, basic rates of pay and conditions under which the termination occurs, and are payable at the option of the retiring employee either in a lump-sum amount or as an annuity. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Unrecognized prior service costs are amortized based on the straight-line method over a period of five years beginning at the date of adoption of the plan amendment. Actuarial gains and losses are amortized based on the straight-line method over a period of five years starting from the beginning of the subsequent year.

Most of the Company's foreign subsidiaries have various retirement plans, which are primarily defined contribution plans, covering the majority of their employees. Epson's funding policy for these defined contribution plans is to contribute annually an amount equal to a certain percentage of the participants' annual salaries.

Prior to June 23 2006, with respect to the Company's directors and statutory auditors, who are not covered by the benefit plans for employees described above, provision was made for retirement benefits based on internal rules regarding directors' and statutory auditors' retirement benefits. On June 23, 2006, such plan was terminated and the benefits granted prior to the termination date are recorded as other long-term liabilities.

(13) Accrued recycle costs -

At the time of sale, accrued recycle costs are provided for estimated future returns of consumer personal computers.

(14) Revenue recognition -

Revenue from sale of goods is recognized at the time when goods are shipped. Revenue from services is recognized when services are rendered and accepted by customers.

(15) Research and development costs -

Research and development costs are expensed as incurred.

(16) Leases -

Epson leases certain office space, machinery and equipment and computer equipment from third parties.

Under Japanese accounting standards, capital leases, other than those under which ownership of the assets will be transferred to the lessee at the end of the lease term, are allowed to be accounted for as operating leases with footnote disclosure of the estimated acquisition cost, estimated accumulated depreciation and future estimated lease payments.

Epson has recorded substantially all leases as operating leases in the manner described in the preceding paragraph.

(17) Net income per share -

Net income per share is computed based on the weighted average number of common shares outstanding during each applicable period.

(18) Dividends -

Dividends are charged to retained earnings in the fiscal year in which they are paid after approval by the shareholders. In addition to year-end dividends, the board of directors may declare interim cash dividends by resolution to the shareholders of record as of September 30 of each year.

(19) Reclassifications -

Certain prior period amounts have been reclassified to conform to the presentations for the three months ended June 30, 2006.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the accompanying consolidated financial statements and in these notes are included solely for the convenience of readers and are not audited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. As the amounts shown in U.S. dollars are for convenience only, a rate of ¥115.24 = U.S.$1, the rate of exchange prevailing at June 30, 2006, has been used.

4. Investments in debt and equity securities:

The aggregate cost and market value (carrying value) of other securities with market values, which were included in investment securities account at June 30, 2006, were as follows:

	Millions of yen			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	¥10,942	¥15,167	(¥84)	¥26,025
Debt securities	53	1	(-)	54
Other	227	-	(-)	227
Total	¥11,222	¥15,168	(¥84)	¥26,306

	Thousands of U.S. dollars			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	$94,949	$131,612	($729)	$225,832
Debt securities	460	9	(-)	469
Other	1,970	-	(-)	1,970
Total	$97,379	$131,621	($729)	$228,271

The carrying amount of unlisted equity securities and other, which was included in investment securities account at June 30, 2006, was as follows:

Other securities	Millions of yen	Thousands of U.S. dollars
Unlisted equity securities	¥19,317	$167,624
Other	127	1,102
Total	¥19,444	$168,726

The carrying amount of held-to-maturity debt securities, which was included in cash and cash equivalents account at June 30, 2006, was disclosed as follows:

Held-to-maturity debt securities	Millions of yen	Thousands of U.S. dollars
Commercial paper	¥39,978	$346,911

For the three months ended June 30, 2006, other-than-temporary impairments of securities with an aggregate market value of ¥103 million ($894 thousand) were charged to current income. Impairments are principally recorded in cases where the fair value of other securities with determinable market values has declined in excess of 30% of cost. Those securities are written down to the fair value and the resulting losses are included in current income for the period.

5. Derivative instruments:

Epson enters into forward exchange contracts, currency options and interest rate swaps. Forward exchange contracts and currency options are utilized to hedge currency risk exposures. Interest rate swaps are utilized to hedge against possible future changes in interest rates on borrowings. Epson uses derivative instruments only for hedging purposes and not for purposes of trading or speculation.

The table below lists contract amounts and fair values of derivatives as at June 30, 2006 by transactions and type of instrument, excluding derivatives eligible for hedge accounting.

	Millions of yen		
Instruments	Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar (purchased Japanese yen)	¥14,889	¥15,152	(¥263)
Euro (purchased Japanese yen)	15,480	16,046	(566)
Australian dollar (purchased Japanese yen)	798	797	1
Thai baht (purchased U.S. dollar)	247	247	(0)
Philippine peso (purchased U.S. dollar)	81	81	0
Japanese yen (purchased Euro)	822	822	0
U.S. dollar (purchased Euro)	2,891	2,883	8
Polish zloty (purchased Euro)	143	144	(1)
Purchased -			
U.S. dollar (sold Japanese yen)	405	411	6
Euro (sold Japanese yen)	60	60	0
U.S. dollar (sold Korean won)	1,707	1,701	(6)
U.S. dollar (sold Taiwan dollar)	340	343	3
Total unrealized losses from forward exchange contracts			(¥818)

There were no interest rate swap transactions outstanding at June 30, 2006 other than derivatives eligible for hedge accounting.

Instruments	Thousands of U.S. dollars		
	Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar (purchased Japanese yen)	$129,200	$131,482	($2,282)
Euro (purchased Japanese yen)	134,329	139,240	(4,911)
Australian dollar (purchased Japanese yen)	6,925	6,916	9
Thai baht (purchased U.S. dollar)	2,143	2,143	(0)
Philippine peso (purchased U.S. dollar)	703	703	0
Japanese yen (purchased Euro)	7,133	7,133	0
U.S. dollar (purchased Euro)	25,087	25,018	69
Polish zloty (purchased Euro)	1,241	1,250	(9)
Purchased -			
U.S. dollar (sold Japanese yen)	3,514	3,566	52
Euro (sold Japanese yen)	521	521	0
U.S. dollar (sold Korean won)	14,813	14,761	(52)
U.S. dollar (sold Taiwan dollar)	2,950	2,976	26
Total unrealized losses from forward exchange contracts			($7,098)

There were no interest rate swap transactions outstanding at June 30, 2006 other than derivatives eligible for hedge accounting.

These forward exchange contracts were entered into for hedging purposes. Unrealized gains and losses from these contracts are recognized in earnings. Forward exchange contracts assigned individually to monetary items denominated in foreign currencies are excluded from the above table.

6. Assets pledged as collateral:

Assets pledged as collateral for notes and accounts payable, trade account and accounts payable, other account of ¥708 million ($6,144 thousand) at June 30, 2006 were as follows:

Pledged assets	Millions of yen	Thousands of U.S. dollars
Cash and cash equivalents	¥1,500	$13,016

7. Credit agreements:

As at June 30, 2006, the Company had line of credit agreements with eleven banks for an aggregate maximum amount of ¥80,000 million ($694,203 thousand). As at June 30, 2006, there were unused credit lines of ¥80,000 million ($694,203 thousand) outstanding and available.

8. Goodwill:

Epson recognized goodwill and negative goodwill as at June 30, 2006. Negative goodwill was recorded in other long-term liabilities account after offsetting against goodwill in accordance with Japanese accounting standards. The amounts of goodwill and negative goodwill before offsetting as at June 30, 2006 were as follows:

	Millions of yen	Thousands of U.S. dollars
Goodwill	¥2,201	$19,099
Negative goodwill	¥5,814	$50,451

9. Cash dividends:

The amounts of year-end cash dividend per share, which the Company paid to the shareholders of record as at March 31, 2006 for the three months ended June 30, 2006, were as follows:

Cash dividend per share	Yen	U.S. dollars
Year-end	¥16.00	$0.14

10. Net loss per share:

Calculation of net loss per share for the three months ended June 30, 2006 was as follows:

	Millions of yen	Thousands of U.S. dollars
Net loss attributable to common shares	(¥5,679)	($49,280)
Weighted average number of common shares outstanding	196,363,183	
	Yen	U.S. dollars
Net loss per share	(¥28.92)	($0.25)

Epson had no dilutive potential common shares, such as convertible debt or warrants, outstanding for the three months ended June 30, 2006. The potential common shares issuable upon conversion of convertible bonds with anti-dilutive effect was excluded from the computation of net loss per share for the three months ended June 30, 2006.

11. Cash flow information:

Cash and cash equivalents at June 30, 2006 were composed of the following:

	Millions of yen	Thousands of U.S. dollars
Cash and deposits	¥212,865	$1,847,145
Short-term investments	39,978	346,911
Sub-total	252,843	2,194,056
Less:		
Short-term borrowings (overdrafts)	(1,419)	(12,313)
Time deposits due over three months	(2,175)	(18,874)
Cash and cash equivalents	¥249,249	$2,162,869

12. Leases:

As described in Note 2 (16), Epson, as a lessee, charges periodic capital lease payments to expense when paid. Such payments for the three months ended June 30, 2006 amounted to ¥4,273 million ($37,079 thousand).

If capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term were capitalized, the capital lease assets at June 30, 2006 would have been as follows:

	Millions of yen	Thousands of U.S. dollars
Acquisition cost:		
Machinery and equipment	¥77,789	$675,017
Furniture and fixtures	3,205	27,812
Intangible assets	519	4,504
	81,513	707,333
Less:		
Accumulated depreciation	(53,392)	(463,311)
Accumulated impairment loss	(774)	(6,717)
	(54,166)	(470,028)
Net book value	¥27,347	$237,305

Depreciation expenses for these leased assets for the three months ended June 30, 2006 would have been ¥3,858 million ($33,478 thousand), if they were computed in accordance with the straight-line method over the periods of these capital leases, assuming no residual value.

Interest expense for these capital leases for the three months ended June 30, 2006 would have been ¥275 million ($2,386 thousand).

Future lease payments for capital leases at June 30, 2006 were as follows:

Future lease payments	Millions of yen	Thousands of U.S. dollars
Due within one year	¥13,943	$120,991
Due after one year	15,541	134,858
Total	¥29,484	$255,849

Amounts appearing in the table above include amounts to be paid on capital leases which have accrued impairment losses amounting to ¥447 million ($3,879 thousand) as of June 30, 2006. Lease payments for impaired capital lease assets in the three months ended June 30, 2006 were ¥91 million ($790 thousand).

Future lease payments for non-cancelable operating leases as a lessee at June 30, 2006 were as follows:

Future lease payments	Millions of yen	Thousands of U.S. dollars
Due within one year	¥4,518	$39,205
Due after one year	11,410	99,011
Total	¥15,928	$138,216

In addition, future lease receipts for non-cancelable operating leases as a lessor at June 30, 2006 were as follows:

Future lease receipts	Millions of yen	Thousands of U.S. dollars
Due within one year	¥321	$2,785
Due after one year	1,443	12,522
Total	¥1,764	$15,307

13. Commitments and contingent liabilities:

Contingent liabilities for guarantee of employees' housing loans from banks at June 30, 2006 were ¥2,835 million ($24,601 thousand). Furthermore, the amount of discounted notes at June 30, 2006 was ¥13 million ($113 thousand).

14. Segment information:

(1) Business segment information -

Epson is primarily engaged in the development, manufacture and sale of computer printers, liquid crystal displays ("LCDs"), semiconductor products and other products.

Epson operates manufacturing facilities in Japan, Asia, the Americas and Europe, and markets its products internationally through a global network of local sales subsidiaries.

Epson is engaged principally in the following three business segments categorized based on the nature of products, markets and marketing methods.

Information-related equipment segment, including color inkjet printers, laser printers, dot matrix printers, large format inkjet printers, and related supplies, color image scanners, mini-printers, printers for use in POS systems, 3LCD projectors, HDTV LCD projection televisions, LCD monitors, label writers and personal computers.

Electronic devices segment, including small- and medium-sized LCDs, HTPS-TFT panels for 3LCD projectors, CMOS LSI, crystal units, crystal oscillators and optical devices.

Precision products segment, including watches, watch movements, plastic corrective lenses, precision industrial robots and IC handlers.

Operations not categorized in any of the above segments, such as services offered within Epson and new businesses still in the start-up phase, are categorized within "Other".

On April 1, 2006, the Company's optical device business (excluding the corrective lens business) was transferred to a consolidated subsidiary, Epson Toyocom Corporation. The Company's optical device business, which boasts expertise in optical components for 3LCD projectors, was merged with Epson Toyocom's optical device business, which specializes in areas such as image correction for digital cameras and optical pickup components for DVD recorders. This reorganization seeks to efficiently combine markets, technologies, and development resources with the objective of bolstering the Epson's technology development capabilities, enhancing its market competitiveness, and increasing the value of its business.

With this reorganization, the results of the Company's optical device business, which were formerly reported under precision products segment, are reported under electronic devices segment. This change is effective from the current fiscal year. The effect of the reorganization on segment information is immaterial and is thus not reported herein.

The table below summarizes the business segment information of Epson for the three months ended June 30, 2005 and 2006 and for the year ended March 31, 2006:

	Millions of yen			Thousands of U.S. dollars
	Three months ended June 30		Year ended March 31,	Three months ended June 30,
	2005	**2006**	2006	**2006**
Information-related equipment:				
Net sales:				
Customers	¥211,442	**¥200,061**	¥973,690	**$1,736,038**
Inter-segment	570	**669**	2,753	**5,805**
Total	212,012	**200,730**	976,443	**1,741,843**
Operating expenses	207,754	**186,607**	931,422	**1,619,290**
Operating income	¥4,258	**¥14,123**	¥45,021	**$122,553**
Electronic devices:				
Net sales:				
Customers	¥108,248	**¥101,418**	¥489,460	**$880,059**
Inter-segment	8,892	**7,776**	37,507	**67,476**
Total	117,140	**109,194**	526,967	**947,535**
Operating expenses	122,836	**114,591**	536,726	**994,368**
Operating loss	(¥5,696)	**(¥5,397)**	(¥9,759)	**($46,833)**
Precision products:				
Net sales:				
Customers	¥19,264	**¥19,670**	¥81,463	**$170,687**
Inter-segment	1,139	**346**	4,315	**3,003**
Total	20,403	**20,016**	85,778	**173,690**
Operating expenses	20,555	**18,681**	83,427	**162,105**
Operating income (loss)	(¥152)	**¥1,335**	¥2,351	**$11,585**
Other:				
Net sales:				
Customers	¥1,183	**¥887**	¥4,955	**$7,697**
Inter-segment	6,747	**7,136**	28,022	**61,923**
Total	7,930	**8,023**	32,977	**69,620**
Operating expenses	11,411	**11,290**	45,757	**97,970**
Operating loss	(¥3,481)	**(¥3,267)**	(¥12,780)	**($28,350)**
Eliminations and corporate:				
Net sales	(¥17,348)	**(¥15,927)**	(¥72,597)	**($138,207)**
Operating expenses	(17,377)	**(16,147)**	(73,522)	**(140,116)**
Operating income	¥29	**¥220**	¥925	**$1,909**
Consolidated:				
Net sales	¥340,137	**¥322,036**	¥1,549,568	**$2,794,481**
Operating expenses	345,179	**315,022**	1,523,810	**2,733,617**
Operating income (loss)	(¥5,042)	**¥7,014**	¥25,758	**$60,864**

(2) Geographic segment information -

Net sales are attributed to geographic segments based on the country location of the Company or the subsidiary that transacted the sale with the external customer. Principal countries and jurisdictions in each geographic segment are as follows:

"The Americas" mainly includes the United States, Canada, Brazil, Chile, Argentina, Costa Rica, Colombia, Venezuela, Mexico and Peru.

"Europe" mainly includes the United Kingdom, the Netherlands, Germany, France, Italy, Spain, Portugal and Russia.

"Asia/Oceania" mainly includes China (including Hong Kong), Singapore, Malaysia, Taiwan, Thailand, the Philippines, Australia, New Zealand, Indonesia, Korea and India.

The table below summarizes the geographic segment information of Epson for the three months ended June 30, 2005 and 2006 and for the year ended March 31, 2006:

	Millions of yen			Thousands of U.S. dollars
	Three months ended June 30		Year ended March 31,	Three months ended June 30,
	2005	**2006**	2006	**2006**
Japan:				
Net sales:				
Customers	¥167,710	**¥147,083**	¥742,093	**$1,276,319**
Inter-segment	129,064	**155,807**	565,438	**1,352,022**
Total	296,774	**302,890**	1,307,531	**2,628,341**
Operating expenses	306,652	**283,966**	1,323,858	**2,464,127**
Operating income (loss)	(¥9,878)	**¥18,924**	(¥16,327)	**$164,214**
The Americas:				
Net sales:				
Customers	¥54,223	**¥56,216**	¥263,196	**$487,817**
Inter-segment	12,198	**10,467**	45,701	**90,828**
Total	66,421	**66,683**	308,897	**578,645**
Operating expenses	62,434	**63,161**	296,267	**548,083**
Operating income	¥3,987	**¥3,522**	¥12,630	**$30,562**
Europe:				
Net sales:				
Customers	¥65,697	**¥62,143**	¥310,902	**$539,248**
Inter-segment	547	**4,071**	2,784	**35,327**
Total	66,244	**66,214**	313,686	**574,575**
Operating expenses	65,583	**67,702**	306,010	**587,487**
Operating income (loss)	¥661	**(¥1,488)**	¥7,676	**($12,912)**
Asia/Oceania:				
Net sales:				
Customers	¥52,507	**¥56,594**	¥233,377	**$491,097**
Inter-segment	125,596	**123,776**	606,268	**1,074,071**
Total	178,103	**180,370**	839,645	**1,565,168**
Operating expenses	169,189	**173,816**	814,220	**1,508,296**
Operating income	¥8,914	**¥6,554**	¥25,425	**$56,872**
Eliminations and corporate:				
Net sales	(¥267,405)	**(¥294,121)**	(¥1,220,191)	**($2,552,248)**
Operating expenses	(258,679)	**(273,623)**	(1,216,545)	**(2,374,376)**
Operating loss	(¥8,726)	**(¥20,498)**	(¥3,646)	**($177,872)**
Consolidated:				
Net sales	¥340,137	**¥322,036**	¥1,549,568	**$2,794,481**
Operating expenses	345,179	**315,022**	1,523,810	**2,733,617**
Operating income (loss)	(¥5,042)	**¥7,014**	¥25,758	**$60,864**

(3) Sales to overseas customers -

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the three months ended June 30, 2005 and 2006 and for the year ended March 31, 2006:

	Millions of yen			Thousands of U.S. dollars
	Three months ended June 30		Year ended March 31,	Three months ended June 30,
	2005	**2006**	2006	**2006**
Overseas sales:				
The Americas	¥61,730	**¥59,794**	¥285,127	**$518,865**
Europe	79,800	**73,795**	357,835	**640,359**
Asia/Oceania	86,884	**85,450**	421,994	**741,496**
Total	228,414	**219,039**	1,064,956	**1,900,720**
Consolidated net sales	¥340,137	**¥322,036**	¥1,549,568	**$2,794,481**
Percentage:				
The Americas	18.2%	**18.6%**	18.4%	
Europe	23.5	**22.9**	23.1	
Asia/Oceania	25.5	**26.5**	27.2	
Total	67.2%	**68.0%**	68.7%	

July 26, 2006 Supplementary Information
Consolidated First Quarter ended June 30, 2006

Supplementary Information

Consolidated First Quarter ended June 30, 2006

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

1. Sales by division

(Unit: billion yen)

	Three months ended June 30, 2005	Three months ended June 30, 2006	Increase %	Forecast for the year ended March 31, 2007	Increase compared to year ended March 31, 2006 %
Information-related equipment	212.0	200.7	(5.3%)	948.0	(2.9%)
Printer	183.6	170.0	(7.4%)	808.0	(3.8%)
Visual instruments	20.9	24.8	18.1%	107.0	2.2%
Other	8.9	6.2	(30.4%)	34.0	(11.2%)
Intra-segment sales	(1.4)	(0.3)	-%	(1.0)	-%
Electronic devices	117.1	109.2	(6.8%)	550.0	4.4%
Display	84.6	66.6	(21.3%)	362.0	(1.7%)
Semiconductor	24.3	22.2	(8.8%)	106.0	3.3%
Quartz device	11.9	23.2	95.4%	98.0	38.7%
Other	1.0	1.2	20.8%	3.0	2.6%
Intra-segment sales	(4.7)	(4.0)	-%	(19.0)	-%
Precision products	20.4	20.0	(1.9%)	90.0	4.9%
Other	7.9	8.0	1.2%	39.0	18.3%
Inter-segment sales	(17.3)	(15.9)	-%	(72.0)	-%
Consolidated sales	340.1	322.0	(5.3%)	1,555.0	0.4%

2. Business segment information

(Unit: billion yen)

	Three months ended June 30, 2005	Three months ended June 30, 2006	Increase %	Forecast for the year ended March 31, 2007	Increase compared to year ended March 31, 2006 %
Information-related equipment					
Net sales:					
Customers	211.4	200.0	(5.4%)	943.0	(3.2%)
Inter-segment	0.6	0.7	17.2%	5.0	81.6%
Total	212.0	200.7	(5.3%)	948.0	(2.9%)
Operating expenses	207.7	186.6	(10.2%)	896.0	(3.8%)
Operating income	4.3	14.1	231.7%	52.0	15.5%
Electronic devices					
Net sales:					
Customers	108.2	101.4	(6.3%)	517.0	5.6%
Inter-segment	8.9	7.8	(12.5%)	33.0	(12.0%)
Total	117.1	109.2	(6.8%)	550.0	4.4%
Operating expenses	122.8	114.6	(6.7%)	549.0	2.3%
Operating income (loss)	(5.7)	(5.4)	-%	1.0	-%
Precision products					
Net sales:					
Customers	19.3	19.7	2.1%	89.0	9.3%
Inter-segment	1.1	0.3	(69.6%)	1.0	(76.8%)
Total	20.4	20.0	(1.9%)	90.0	4.9%
Operating expenses	20.5	18.6	(9.1%)	86.0	3.1%
Operating income (loss)	(0.1)	1.4	-%	4.0	70.1%
Other					
Net sales:					
Customers	1.2	0.9	(25.1%)	6.0	21.1%
Inter-segment	6.7	7.1	5.8%	33.0	17.8%
Total	7.9	8.0	1.2%	39.0	18.3%
Operating expenses	11.4	11.3	(1.1%)	56.0	22.4%
Operating loss	(3.5)	(3.3)	-%	(17.0)	-%
Elimination and corporate					
Net sales	(17.3)	(15.9)	-%	(72.0)	-%
Operating expenses	(17.3)	(16.1)	-%	(72.0)	-%
Operating income	0.0	0.2	659.1%	0.0	-%
Consolidated					
Net sales	340.1	322.0	(5.3%)	1,555.0	0.4%
Operating expenses	345.1	315.0	(8.7%)	1,515.0	(0.6%)
Operating income (loss)	(5.0)	7.0	-%	40.0	55.3%

3. Capital expenditure / Depreciation and amortization

(Unit: billion yen)

	Three months ended June 30, 2005	Three months ended June 30, 2006	Increase %	Forecast for the year ended March 31, 2007	Increase compared to year ended March 31, 2006 %
Capital expenditure	19.3	14.6	(24.4%)	100.0	(11.2%)
Information-related equipment	5.9	8.0	33.3%	34.0	17.1%
Electronic devices	6.1	5.1	(15.5%)	45.0	(21.6%)
Precision products	1.2	0.9	(20.1%)	6.0	33.5%
Other	6.1	0.6	(90.7%)	15.0	(30.6%)
Depreciation and amortization	26.3	21.1	(19.7%)	103.0	(5.8%)

4. Research and development

(Unit: billion yen)

	Three months ended June 30, 2005	Three months ended June 30, 2006	Increase %	Forecast for the year ended March 31, 2007	Increase compared to year ended March 31, 2006 %
Research and Development	21.0	20.9	(0.5%)	96.0	3.2%
R&D / sales ratio	6.2%	6.5%		6.2%	

5. Management indices

(Unit: %)

	Three months ended June 30, 2005	Three months ended June 30, 2006	Increase Point	Forecast for the year ended March 31, 2007	Increase compared to year ended March 31, 2006 Point
Return on equity (ROE)	(1.5%)	(1.2%)	0.3	2.9%	6.7
Return on assets (ROA)	(0.3%)	0.4%	0.7	2.5%	4.0
Return on sales (ROS)	(1.1%)	1.7%	2.8	2.1%	3.4

Note 1. ROE=Net income / Beginning and ending balance average shareholders' equity

2. ROA=Income before income taxes and minority interest / Beginning and ending balance average total assets

3. ROS=Income before income taxes and minority interest / Net sales

6. Foreign exchange fluctuation effect on net sales

(Unit: billion yen)

	Three months ended June 30, 2005	Three months ended June 30, 2006	Increase
Foreign exchange effect	0.9	11.5	10.6
U.S. dollars	(1.1)	3.5	4.6
Euro	1.6	3.5	1.9
Other	0.4	4.5	4.1
Exchange rate			
Yen / U.S. dollars	107.69	114.50	
Yen / Euro	135.57	143.78	

Note: Foreign exchange effect=(Foreign currency sales for the period) x (Average rate for the period – Average rate for the same prior period)

7. Inventory

(Unit: billion yen)

	June 30, 2005	March 31, 2006	June 30, 2006	Increase compared to March 31, 2006
Inventory	193.0	192.0	199.1	7.1
Information-related equipment	116.0	112.9	110.7	(2.2)
Electronic devices	61.3	61.6	68.5	6.9
Precision products	13.8	15.5	17.8	2.3
Other / Corporate	1.9	2.0	2.1	0.1
				(Unit: days)
Turnover by days	52	45	56	11
Information-related equipment	50	42	50	8
Electronic devices	48	43	57	14
Precision products	62	66	81	15
Other / Corporate	24	22	24	2

Note: Turnover by days=Ending balance of inventory / Prior 3 months sales per day

8. Employees

(Unit: person)

	June 30, 2005	March 31, 2006	June 30, 2006	Increase compared to March 31, 2006
Number of employees at period end	93,529	90,701	93,717	3,016
Domestic	23,291	23,522	23,760	238
Overseas	70,238	67,179	69,957	2,778

July 26, 2006 First Quarter Financial Results Fiscal Year 2006 (Ending March 2007)

First Quarter Financial Results
Fiscal Year 2006
(Ending March 2007)

July 26, 2006

SEIKO EPSON CORPORATION

Disclaimer


EPSON
EXCEED YOUR VISION

When reviewing this information please note that the information was created as of the date of the information, should be considered in the context of the circumstances prevailing at that time and is only correct as of that date. The information contains certain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, the competitive environment, market trends, general economic conditions, exchange rate fluctuations and our ability to continue to timely introduce new products and services.

This report is a simple translation of the Japanese version of first quarter financial results of FY2006 explanatory presentation prepared in Japanese. No reclassification nor rearrangement has been made.

Numerical values: Any portion of an amount less than the unit stated is disregarded.
Percentages: Rounded off to one decimal place.

1) FY2006 1Q Financial Results

2) FY2006 Business Outlook

Reform Plan for Improving Earnings Potential
— Progress Report —

EPSON
EXCEED YOUR VISION

Epson Group
Mid-Range Business Policies

1 Redefine & reinforce the business and product portfolio

Clarify customer segments and focus resources in strategic areas

2 Reorganize the electronic device businesses

Integrate & reorganize sites & lines

3 Streamline costs

Use design-to-cost approach on new products for the shopping season

4 Reform the governance system

Introduce a corporate executive officer system to clarify corporate management/oversight and operations, reduce the number of directors, reduce director terms to one year and increase importance of annual performance evaluations

5 Reform the corporate culture

We will all go back to the spirit of "Creativity and challenge," "S&A," and "One Epson" as we seek to radically boost earnings potential and ensure solid future growth.

Reform Plan for Improving Earnings Potential Is in Progress

First Quarter Financial Highlights

▶Versus the year-ago period


EPSON
EXCEED YOUR VISION

(Billions of yen)		FY2005		FY2006		Change	
		1Q Actual	%/Sales	1Q Actual	%/Sales	Amount	% Change
Net sales		340.1	-	322.0	-	-18.1	-5.3%
Operating income		-5.0	-1.5%	7.0	2.2%	+12.0	-
Ordinary Income		-2.7	-0.8%	6.3	2.0%	+9.0	-
Net income before income taxes		-3.7	-1.1%	5.5	1.7%	+9.3	-
Quarterly net income		-7.0	-2.1%	-5.6	-1.8%	+1.3	-
EPS		-¥35.91		-¥28.92			
Exchange rate	USD	¥107.69		¥114.50			
	EUR	¥135.57		¥143.78			

Quarterly Net Sales ▶By business segment


EPSON
EXCEED YOUR VISION

(Billions of yen)

	2005/1Q	2005/2Q	2005/3Q	2005/4Q	2006/1Q
Total	340.1	380.1	455.1	374.2	322.0
Other	7.9	8.3	7.6	9.1	8.0
Precision Products	20.4	22.5	22.9	19.8	20.0
Electronic Devices	117.1	140.8	147.0	121.9	109.1
Information Equipment	212.0	228.7	297.0	238.6	200.7
Eliminations	-17.3	-20.3	-19.5	-15.3	-15.9

Segment	Versus the year-ago period
Other	+0
Precision Products	-0.3
Electronic Devices	-7.9
Information Equipment	-11.2
Eliminations	

Quarterly Sales



EPSON
EXCEED YOUR VISION

▶Information-related equipment segment

(Billions of yen)

	2005/1Q	2006/1Q
Total	212.0	200.7
PC, Other	8.8	6.1
Visual Instruments	20.9	24.7
Printers	183.6	170.0
Eliminations	-1.4	-0.2

PC, Other — Versus the year-ago period: -2.6

Visual Instruments — Versus the year-ago period: +3.8

- Front PRJ: Up on sustained strength in business & home units

%/Sales	'05/1Q	'06/1Q
PRJ	74%	85%
PTV	10%	2%
Other	16%	13%

Printers — Versus the year-ago period: -13.5

- IJP: Sales emphasizing profitability
- LP: MFPs up, but low-end units down
- BS: Sustained strength

%/Sales	'05/1Q	'06/1Q
IJP	63%	61%
LP	15%	15%
BS	17%	18%
SCN, other	5%	6%

Eliminations

- From this quarter, the imaging and information products business is known as the printer business

IJP: Inkjet printer
MFP: Multifunction printer (all-in-one)
LP: Laser printer
BS: Business systems
SCN: Scanner
PRJ: Projector
PTV: Projection TV

Quarterly Sales

▶Electronic devices




(Billions of yen)
140
120
100
80
60
40
20
0
-20
117.1
11.8
24.3
84.6
-3.6
2005/1Q
109.1
23.1
22.1
66.5
-2.7
2006/1Q

Quartz Devices — Versus the year-ago period +11.3

- Up on continued strength in mobile phones, etc.
- Up on Epson Toyocom contribution

Semiconductors — Versus the year-ago period -2.1

- LCD-Dr: Up on improved model mix
- S-LSI: Down on lower volume

Displays — Versus the year-ago period -18.0

- C-STN /MD-TFD /a-TFT: Volumes up, ASPs down
- LTPS: Volume down
- HTPS: Volume up

%/Sales

	'05/1Q	'06/1Q
C-STN	16%	14%
MD-TFD	30%	29%
a-TFT	32%	33%
LTPS	10%	9%
HTPS	12%	15%

C-STN: Color STN LCD
MD-TFD: Mobile digital thin-film diode LCD
a-TFT: Amorphous-silicon TFT LCD
LTPS: Low-temperature polysilicon TFT LCD
HTPS: High-temperature polysilicon TFT LCD
LCD-Dr: LCD driver
S-LSI: System LSI

Quarterly Selling, General and Administrative Expenses


EPSON
EXCEED YOUR VISION

(Billions of yen)

	2005/1Q	2005/2Q	2005/3Q	2005/4Q	2006/1Q
Total	73.6	77.8	93.3	84.2	68.0
(%/Sales)	21.7%	20.5%	20.5%	22.5%	21.1%
Other	41.5	44.7	48.8	49.1	38.8
Advertising expenses	5.9	5.7	13.3	6.6	4.0
Sales promotion expenses	6.0	7.1	10.3	8.0	4.6
Salaries & wages	20.0	20.1	20.9	20.4	20.5

	Versus the year-ago period
Other	-2.7
Advertising expenses	-1.8
Sales promotion expenses	-1.4
Salaries & wages	+0.5

Quarterly Operating Income


EPSON
EXCEED YOUR VISION

▶By business segment

(Billions of yen)
20.0
15.0
10.0
5.0
0.0
-5.0
-10.0
-15.0
-5.0
11.0
17.1
2.6
7.0
4.2
-5.6
-0.1
-3.4
10.8
2.6
1.1
-3.8
15.1
3.2
1.3
-3.0
14.7
-9.8
0.0
-2.4
14.1
-5.3
1.3
-3.2
2005/1Q
2005/2Q
2005/3Q
2005/4Q
2006/1Q
Information Equipment
Versus the year-ago period +9.8
Electronic Devices
Versus the year-ago period +0.2
Precision Products
Versus the year-ago period +1.4
Other
Versus the year-ago period +0.2

Semiconductor Business Structure Reform
— Progress Report —


EPSON
EXCEED YOUR VISION

Semiconductor business direction

Slim operations by reorganizing & repositioning the entire business
- Consolidate & reorganize sites & lines

- Ensure profitability even without sales growth
- Free hand to determine future direction

FY2005 → FY2006

FY2005		FY2006			
Fujimi	End of March: Closed Fab A	Fujimi	July 1: Only Fab D in operation	Fujimi	Further improve efficiency by consolidating production sites
Sakata		Sakata		Sakata	
Yasu	FY2005: Allocation for restructuring costs	Yasu	July 1: Made wholly-owned subsidiary	Yasu	
IP	FY2005: One-time write-off	IP			

Final decision in the 1st half. Currently exploring options such as business cooperation/ transfer to another party

Operating Income Fluctuation Cause Analysis



EPSON
EXCEED YOUR VISION

(Billions of yen)

0
-5.0
+3.7
Impact of exchange rate fluctuations
+6.5
Change in sales volume
Price fluctuations
-44.2
+39.6
Cost fluctuations
+7.7
S.G.A. increase
Other
-1.3
7.0
Operating income
2005/1Q
¥12.0 billion increase
Operating income
2006/1Q

Statistics of Balance Sheet Items


EPSON
EXCEED YOUR VISION

Total assets

(Billions of yen)

	End of March 2003	End of March 2004	End of March 2005	End of March 2006	End of June 2006
Total assets	1,197.6	1,207.0	1,298.2	1,325.7	1,277.9

Inventories

(Billions of yen)

	End of March 2003	End of March 2004	End of March 2005	End of March 2006	End of June 2006
Inventories	167.4	155.8	176.6	192.0	199.1

Statistics of Balance Sheet Items



EPSON
EXCEED YOUR VISION

Interest-bearing liabilities & ratio of interest-bearing liabilities



800
400
0
(Billions of yen)
51.0%
37.9%
30.4%
32.4%
33.2%
610.9
457.5
395.2
429.6
424.3
End of March 2003
End of March 2004
End of March 2005
End of March 2006
End of June 2006

Shareholder's equity & equity ratio



600
400
200
0
(Billions of yen)
23.5%
34.3%
36.4%
35.8%
36.2%
281.3
414.3
472.8
474.5
462.7
End of March 2003
End of March 2004
End of March 2005
End of March 2006
End of June 2006

The definition of shareholder equity changed due to changes in accounting standards.
End of June 2006: Shareholder equity = total net assets - minority interests in subsidiaries
Would be ¥463 billion using the old calculations


EPSON
EXCEED YOUR VISION

1) FY2006 1Q Financial Results

2) FY2006 Business Outlook

FY2006 Business Outlook


EPSON
EXCEED YOUR VISION

(Billions of yen)		FY2005		FY2006				Change (amount, %)	
		Actual	%	4/25 Outlook	%	Current Outlook	%	YoY	Vs. 4/25 outlook
Net sales		1,549.5	-	1,555.0	-	1,555.0	-	+5.4 +0.4%	- -
Operating income		25.7	1.7%	40.0	2.6%	40.0	2.6%	+14.2 +55.3%	- -
Ordinary income		27.9	1.8%	40.0	2.6%	40.0	2.6%	+12.0 +42.9%	- -
Net income before income taxes		-20.0	-1.3%	33.0	2.1%	33.0	2.1%	+53.0 -	- -
Net income		-17.9	-1.2%	14.0	0.9%	14.0	0.9%	+31.9 -	- -
EPS		-¥91.24		¥71.30		¥71.30			
Exchange rate	USD	¥113.31		¥112.00		¥110.00			
	EUR	¥137.86		¥135.00		¥139.00			

FY 2006 Business Outlook (Net Sales)

▶ By business segment



(Billions of yen)
Full-year net sales
1,549.5
1,555.0
1,555.0
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
-200
32.9
85.7
526.9
976.4
-72.5
39.0
90.0
550.0
948.0
-72.0
39.0
90.0
550.0
948.0
-72.0
FY2005 Actual
FY2006 Previous outlook
FY2006 Current outlook
(Billions of yen)
Other
Year-on-year +6.0
Vs. previous outlook -
Precision Products
Year-on-year +4.2
Vs. previous outlook -
Electronic Devices
Year-on-year +23.0
Vs. previous outlook -
Information Equipment
Year-on-year -28.4
Vs. previous outlook -
Eliminations
Half-year net sales
706.0
706.0
849.0
849.0
1,000
900
800
700
600
500
400
300
200
100
0
-100
20.0
45.0
251.0
429.0
-39.0
20.0
45.0
251.0
429.0
-39.0
19.0
45.0
299.0
519.0
-33.0
19.0
45.0
299.0
519.0
-33.0
1H Previous Outlook
1H Current Outlook
2H Previous Outlook
2H Current Outlook

EPSON EXCEED YOUR VISION

Net Sales Outlook by Business

EPSON
EXCEED YOUR VISION

▶ Information equipment segment

Full-year net sales

(Billions of yen)

	FY2005 Actual	FY2006 Previous outlook	FY2006 Current outlook
Total	976.4	948.0	948.0
PC, Other	38.3	34.0	34.0
Visual Instruments	104.6	107.0	107.0
Printers	840.0	808.0	808.0
Eliminations	-6.5	-1.0	-1.0

	Year-on-year	Vs. previous outlook
PC, Other	-4.3	-
Visual Instruments	+2.3	-
Printers	-32.0	-
Eliminations		

Half-year net sales

(Billions of yen)

	1H Previous Outlook	1H Current Outlook	2H Previous Outlook	2H Current Outlook
Total	429.0	429.0	519.0	519.0
PC, Other	15.6	15.6	18.3	18.3
Visual Instruments	51.5	51.5	55.4	55.4
Printers	362.4	362.4	445.5	445.5
Eliminations	-0.6	-0.6	-0.3	-0.3



Net Sales Outlook by Business
Printer business
EPSON
EXCEED YOUR VISION
(Billions of yen)
Full-year net sales
840.0
808.0
808.0
900
800
700
600
500
400
300
200
100
0
5%
16%
14%
65%
5%
17%
15%
63%
5%
17%
15%
63%
FY2005 Actual
FY2006 Previous outlook
FY2006 Current outlook
Scanners, other
Business systems
Increase in large orders of non-receipt units for the American distribution market
Laser printers
Concentrate on A3 color, MFP, and workgroup printers
Inkjet printers
MFP/photo markets expand
Limit models with low PV
(Billions of yen)
Half-year net sales
362.4
362.4
445.5
445.5
500
450
400
350
300
250
200
150
100
50
0
-50
5%
19%
16%
60%
5%
19%
16%
60%
5%
16%
15%
64%
5%
16%
15%
64%
1H Previous Outlook
1H Current Outlook
2H Previous Outlook
2H Current Outlook

Net Sales Outlook by Business

EPSON
EXCEED YOUR VISION

▶Visual instruments business

Full-year net sales (Billions of yen)

	FY2005 Actual	FY2006 Previous outlook	FY2006 Current outlook
Total	104.6	107.0	107.0
Other	18%	17%	17%
Projection TVs	8%	7%	7%
Projectors	74%	76%	76%

Projection TVs

- Focus on finished products for the Japanese market

Projectors

- Market expansion
- Expansion of volume zone
- Differentiation of products

Half-year net sales (Billions of yen)

	1H Previous Outlook	1H Current Outlook	2H Previous Outlook	2H Current Outlook
Total	51.5	51.5	55.4	55.4
Other	12%	12%	21%	21%
Projection TVs	7%	7%	6%	6%
Projectors	81%	81%	73%	73%

Net Sales Outlook by Business

▶Electronic devices segment

EPSON
EXCEED YOUR VISION

Full-year net sales

(Billions of yen)

	FY2005 Actual	FY2006 Previous outlook	FY2006 Current outlook
Quartz Devices	70.6	98.0	98.0
Semiconductors	102.6	106.0	106.0
Displays	368.3	362.0	362.0
Eliminations	-14.6	-16.0	-16.0
Total	526.9	550.0	550.0

	Year-on-year	Vs. previous outlook
Quartz Devices	+27.3	-
Semiconductors	+3.3	-
Displays	-6.3	-

Eliminations

Half-year net sales

(Billions of yen)

	1H Previous Outlook	1H Current Outlook	2H Previous Outlook	2H Current Outlook
Quartz Devices	48.3	48.3	49.6	49.6
Semiconductors	50.6	50.6	55.3	55.3
Displays	159.2	159.2	202.7	202.7
Eliminations	-7.3	-7.3	-8.6	-8.6
Total	251.0	251.0	299.0	299.0

Net Sales Outlook by Business ▷Display business


EPSON
EXCEED YOUR VISION

Full-year net sales

(Billions of yen)

	FY2005 Actual	FY2006 Previous outlook	FY2006 Current outlook
Total	368.3	362.0	362.0
HTPS-TFT	12%	15%	15%
LTPS-TFT	13%	9%	9%
a-TFT	33%	40%	40%
MD-TFD	28%	23%	23%
C-STN	14%	13%	13%

HTPS-TFT

- Projection market expansion
- Consolidate some Suwa Minami production at Chitose

LTPS-TFT

- Drive growth in high-resolution LCDs

a-TFT

- Expanding market demand
- Promote switch to smaller panels

MD-TFD

- Capture additional demand

C-STN

- Lower prices lead to additional demand due to upgrades from monochrome displays

Half-year net sales

(Billions of yen)

	1H Previous Outlook	1H Current Outlook	2H Previous Outlook	2H Current Outlook
Total	159.2	159.2	202.7	202.7
HTPS-TFT	14%	14%	15%	15%
LTPS-TFT	7%	7%	10%	10%
a-TFT	41%	41%	41%	41%
MD-TFD	24%	24%	21%	21%
C-STN	14%	14%	13%	13%

FY 2006 Business Outlook (Operating Income)

▶ By business segment



(Billions of yen)
Full-year operating income
25.7
40.0
40.0
70
60
50
40
30
20
10
0
-10
-20
-30
0.9
2.3
45.0
-9.7
-12.7
0.0
4.0
1.0
52.0
-17.0
0.0
4.0
1.0
52.0
-17.0
FY2005 Actual
FY2006 Previous outlook
FY2006 Current outlook
Eliminations
Precision Products
Year-on-year +1.6
Vs. previous outlook -
Electronic Devices
Year-on-year +10.7
Vs. previous outlook -
Information Equipment
Year-on-year +6.9
Vs. previous outlook -
Other
Year-on-year -4.2
Vs. previous outlook -
(Billions of yen)
Half-year operating income
2.0
2.0
38.0
38.0
1.0
15.0
-7.0
-7.0
1.0
15.0
-7.0
-7.0
3.0
8.0
37.0
-10.0
3.0
8.0
37.0
-10.0
1H Previous Outlook
1H Current Outlook
2H Previous Outlook
2H Current Outlook

EPSON EXCEED YOUR VISION

Outlook for Capital Expenditure and Depreciation & Amortization Expenses


EPSON
EXCEED YOUR VISION

Capital Expenditures

200
100
0
(Billions of yen)
74.4
68.7
151.2
112.5
100.0
FY2002
FY2003
FY2004
FY2005
FY2006 (Outlook)

Depreciation and Amortization Expenses

200
100
0
(Billions of yen)
125.8
110.3
104.2
109.3
103.0
FY2002
FY2003
FY2004
FY2005
FY2006 (Outlook)

Free Cash Flow Outlook


EPSON
EXCEED YOUR VISION

(Billions of yen)

200
100
0
-100
-200
-300
159.5
51.5
-107.9
182.6
117.3
-65.3
162.4
63.0
-99.3
117.4
22.2
-95.2
141.1
30.0
-111.1
Cash flow from investment activities
Cash flow from operations activities
Free cash flow
FY2002
FY2003
FY2004
FY2005
FY2006
(Outlook)

Main Management Indicators


EPSON
EXCEED YOUR VISION

(%)
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
12.6
10.9
6.8
6.1
4.5
3.4
5.2
5.8
3.2
2.1
1.8
-3.8
3.0
2.9
2.6
ROA: Ordinary income/Total Assets (avg. balance)
ROS: Ordinary income/net sales
ROE: Net income/shareholder's equity (avg. balance)
FY2002
FY2003
FY2004
FY2005
FY2006
(Outlook)


EPSON
EXCEED YOUR VISION

Epson Group Mid-Range Business Policies

Reform Plan for Improving Earnings Potential Is in Progress

1. **Redefine & reinforce the business and product portfolio**
   Clarify customer segments and focus resources in strategic areas

2. **Reorganize the electronic device businesses**
   Integrate & reorganize sites & lines

3. **Streamline costs**
   Use design-to-cost approach on new products for the shopping season

4. **Reform the governance system**
   Introduce a corporate executive officer system to clarify corporate management/oversight and operations, reduce the number of directors, reduce director terms to one year and increase importance of annual performance evaluations

5. **Reform the corporate culture**
   We will all go back to the spirit of "Creativity and challenge," "S&A," and "One Epson" as we seek to radically boost earnings potential and ensure solid future growth.

EPSON

EXCEED YOUR VISION

July 28, 2006 Annual Report 2006


EPSON
EXCEED YOUR VISION
Annual Report 2006
April 2005 – March 2006


Epson Management Innovation:
The "Creativity and Challenge 1000"
Mid-Range Business Plan



In March 2006, Epson established "Creativity and Challenge 1000," a new mid-range business plan designed to achieve a recovery in business performance and put Epson back on a growth path by revolutionizing its management.

Centered on extensive enhancement of Epson's earnings capabilities, the new plan aims to reform the management framework in a variety of ways. It also targets at least ¥100.0 billion in ordinary income in the fiscal year ending March 31, 2009.

Embracing Epson's long-cultivated spirit of creativity and challenge, every member of the Epson Group is joined in turning their collective capabilities toward meeting plan objectives.

Management Philosophy

Epson is a progressive company,
trusted throughout the world
because of our commitment to customer satisfaction,
environmental conservation, individuality, and teamwork.
We are confident of our collective skills
and meet challenges with innovative and creative solutions.

(The Epson Management Philosophy has been translated into 14 languages, and is shared by all members of the Epson Group worldwide.)

In this annual report, "Epson" refers to the Epson Group, while "the Company" refers to the parent company, Seiko Epson Corporation.

Contents

Cautionary Statement

This report includes forward-looking statements which are based on management's views from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to introduce on a timely basis new products and services in markets, consumption trends, competition, technology trends, and exchange rate fluctuations.

Consolidated Financial Highlights

SEIKO EPSON CORPORATION AND SUBSIDIARIES

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2004	2005	2006	2006
Statements of income data:				
Net sales	¥1,413,243	¥1,479,750	¥1,549,568	$13,191,181
Gross profit	399,284	409,739	354,787	3,020,235
Selling, general and administrative expenses	321,883	318,772	329,029	2,800,962
Operating income	77,401	90,967	25,758	219,273
Income (loss) before income taxes and minority interest	65,058	73,647	(20,047)	(170,656)
Net income (loss)	38,031	55,689	(17,917)	(152,524)
Research and development costs	¥ 90,485	¥ 89,042	¥ 92,939	$ 791,172
Capital expenditures	70,379	157,535	118,283	1,006,921
Depreciation and amortization	110,314	104,241	109,305	930,493
Per share data (Yen and U.S. dollars):				
Net income (loss)	¥ 204.70	¥ 283.60	¥ (91.24)	$ (0.78)
Cash dividends	18.00	22.00	29.00	0.25
Balance sheet data:				
Current assets	¥ 709,169	¥ 746,712	¥ 795,402	$ 6,771,108
Property, plant and equipment (net of accumulated depreciation)	393,031	441,355	426,118	3,627,462
Total assets	1,206,491	1,297,790	1,325,206	11,281,229
Current liabilities	417,573	504,601	507,371	4,319,154
Long-term liabilities	372,009	293,662	311,610	2,652,677
Shareholders' equity	414,367	472,870	474,520	4,039,499

Notes: 1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥117.47=U.S.$1 as of March 31, 2006.
2. In this table, cash dividends per share refers to the amount paid for each share in each fiscal year.



Net sales
Years ended March 31
(Billions of yen)
2,000
1,500
1,000
500
0
1,413.2
1,479.8
1,549.6
2004
2005
2006
Operating income
Years ended March 31
(Billions of yen)
100
80
60
40
20
0
77.4
91.0
25.8
2004
2005
2006
Net income (loss)
Years ended March 31
(Billions of yen)
60
45
30
15
0
−15
−30
38.0
55.7
−17.9
2004
2005
2006

To Our Stakeholders

In March 2006, Epson drafted "Creativity and Challenge 1000," a new mid-range business plan designed to revolutionize how the company is managed. By rigorously bolstering earnings capabilities and making thoroughgoing changes to its management framework, Epson aims to achieve ordinary income of at least ¥100.0 billion by the fiscal year ending March 31, 2009.



Seiji Hanaoka
President & COO

Business Results

Three segments comprise Epson's core operations: information-related equipment, electronic devices and precision products.

In the information-related equipment segment, sales rose year on year as sales volumes grew for all-in-one printers and a range of other products, including business system products such as serial impact dot-matrix printers and POS terminals, and 3LCD projectors. Business systems and 3LCD projectors also continued to contribute to Epson's operating profit. This performance notwithstanding, continuing efforts to cut costs in the core inkjet printer business were outpaced by a decline in average selling prices and rising costs associated with improved product functionality. This had a significant impact on earnings, which fell sharply year on year.

In the electronic devices segment, sales rose primarily due to two factors. The first was increased sales of LCDs for mobile phones, driven by the full-year contribution of Sanyo Epson Imaging Devices Corporation, where operations commenced in October 2004. The second was the start of operations in October 2005 at Epson Toyocom Corporation, a new company integrating the quartz device operations of the Company and Toyo Communication Equipment Co., Ltd. In spite of this rise in sales, the segment posted an operating loss for the year; a result in part of falling prices due to intense competition, notably in LCDs for mobile phones, that outstripped efforts to pare back costs. Other issues behind the loss included lower capacity utilization, attributed to decreased demand for high-temperature polysilicon (HTPS) TFT-LCD panels for 3LCD projectors and lower semiconductor sales volumes.

In the precision products segment, while sales rose amid higher demand for IC handlers and increased sales volumes for plastic corrective lenses, overall earnings declined largely due to higher expenses for investments to boost optical device production.

These conditions resulted in consolidated net sales of ¥1,549.6 billion, a year-on-year improvement of 4.7%. Operating income was ¥25.8 billion, down 71.7% as Epson posted an extraordinary loss for the year under review of ¥45.5 billion in reorganization costs, particularly in electronic devices. This resulted in a net loss of ¥17.9 billion, versus net income of ¥55.7 billion posted in the previous fiscal year. On behalf of Epson, I offer my sincerest apologies for the concern that this situation has caused our stakeholders.

The Creativity and Challenge 1000 Mid-Range Business Plan

One major reason for the troubled performance this past fiscal year was a slow response in addressing costs. Consequently, increased sales failed to translate into improved earnings. The gravity of this outcome prompted us to launch Creativity and Challenge 1000 to achieve a recovery in performance and to put Epson back on a trajectory for growth. This plan revolves around the far-reaching enhancement of the company's earnings capabilities. Together with various efforts to reform Epson's management framework, the goal is to attain ordinary income of at least ¥100.0 billion by the fiscal year ending March 31, 2009.

While consistent sales growth over the medium- and long-terms is one important goal, the new plan is concerned first and foremost with creating a resilient earnings structure that can generate reliable earnings. In the fiscal year ending March 31, 2007, the first for this new plan, our objectives are to reinforce earnings potential in inkjet printers, extensively restructure electronic devices, and improve oversight in line with reforms of our corporate governance system.

The operating environment Epson faces is extremely harsh. In spite of this challenge, we are summoning the collective strength of the Epson Group in the push to meet the targets spelled out in the mid-range business plan. I know that success will also be critical to winning back the confidence of all of Epson's stakeholders. As always, I ask for your understanding and continued support as we strive to reach and exceed these goals.

July 2006

Seiji Hanaoka, President & COO

Management Innovation at Epson and the "Creativity and Challenge 1000" Mid-Range Business Plan

In this overview of Creativity and Challenge 1000, Epson's new mid-range business plan, Seiji Hanaoka discusses current issues facing Epson, along with initiatives for solving them over the next three years.



Q1. First, could you give us some background to the creation of the new plan and an overview of the plan itself?

In 2003, Epson drafted its "SE07" medium- to long-term corporate vision. This vision was the backbone of our growth strategy, which sought for Epson to become the undisputed leader in digital imaging by focusing on the "3i" strategic fields of inkjet printers ("i1"), 3LCD projectors ("i2"), and displays ("i3"), as well as the core devices (referred to as "i0") that help make finished products possible. This growth strategy was directly in step with the spread of broadband communications, the shift to digital broadcasting and other evolving global trends, so Epson need not change its present course there. That said, we recorded a return on sales of 1.8% for the year under review. This figure differs sharply from the margin of at least 9% targeted for the fiscal year ending March 31, 2007 in "Action 07," the previous mid-range business plan. There were several key reasons for this. One was our failure to fully capitalize on Epson's strengths. We also lacked ability in three areas: adequately responding to market changes, curbing costs in response to falling prices, and quickly recouping investments. In one of Epson's core businesses, inkjet printers, for example, printer profitability deteriorated because continuing efforts to pare back costs were outpaced by a decline in average selling prices and rising costs associated with greater product functionality. Meanwhile, in displays, the core business in Epson's electronic devices operations, profitability worsened as cost-cutting measures were again unable to keep pace with an abrupt 30% annual decline in prices, despite market expansion.

The will to overcome these issues to achieve a recovery in performance and steer back towards a growth track was the impetus for Creativity and Challenge 1000. This business plan will revolutionize how Epson is managed. The goal is to reach an ordinary income target of at least ¥100.0 billion by the fiscal year ending March 31, 2009. This task will be led by five mid-range business policies: 1) redefine and reinforce the business and product portfolios, 2) reorganize the electronic device businesses, 3) streamline costs, 4) reform the governance system, and 5) reform the corporate culture. Guided by these policies, we are pursuing initiatives that will bolster the foundations for achieving greater profitability.

SE07 Medium- to Long-Term Corporate Vision


Targeting the convergence of imaging domains
i1
Imaging on paper
Printers
i2
Imaging on screen
Projectors
i0
Core devices
i3
Imaging on glass
Displays



Q2: Tell us more about how you intend to redefine and reinforce Epson's business and product portfolio.

Broadly stated, there are two ways to strengthen earnings capabilities. The first is to shore up Epson's capacity to stay on top of costs. Our failure to do this was the major reason behind the downturn in performance this past year. Another approach is to stimulate medium- to long-term business growth by responding to changes in the operating environment. In weighing both options, we felt that we first needed to better define Epson's medium-term business domains and product portfolio. Achieving growth over the medium- and long-terms demands that we organize a business and product portfolio that can generate consistent earnings irrespective of changes in Epson's operating environment. To do so, we'll have to reform Epson's business structure from the ground up, being careful not to let past successes stop us from stepping "outside the box" when needed. In formulating the new plan, we reviewed Epson's portfolio, then moved to redefine and hone the mission for our businesses and products, all with a view to ensuring consistent earnings.

From this process, we developed a portfolio matrix diagram (see next page), which I'll use to better explain our strategy in each of Epson's businesses. The vertical axis represents projected market growth rates, while the horizontal axis represents the operating margin for each business.

The first thing you'll notice is that inkjet (IJP) and laser printers (LP) are at the center of the diagram, and currently have what to me is an unacceptable level of profitability. But through a stronger business model, we intend to turn these businesses into reliable earners for Epson. On the other hand, though demand can fluctuate wildly, small- and medium-sized LCDs and HTPS TFT-LCD panels for 3LCD projectors form a highly competitive business for Epson. By reinforcing the foundations of these businesses, we plan to boost profitability to ensure they emerge on top of the competition. Moreover, through mutual and complementary ties between the "3i" business domains in the center, we are building a portfolio that is well-balanced overall and will help make the convergence of imaging domains asserted in the SE07 medium- to long-term corporate vision a reality.

In business systems (BS), seen in the lower right, our plan is to enhance the high-earnings structure of this business as we seek out new business opportunities. In quartz devices (QD), right of center, we again intend to boost earnings capabilities, this time by taking advantage of our industry-leading position and rolling out a powerful product lineup centered on timing, sensing and optical devices.

On the far left is semiconductors (IC), where Epson has a relatively weak market position and the proportion of fixed costs is high. Major streamlining is in order for this business. The plan is to realign this business to a scale that will enable it

Epson Management Innovation: The "Creativity and Challenge 1000" Mid-Range Business Plan



Reform the management structure and drive innovations in management
Achieve a solid turnaround in the fiscal year ending March 2007
Achieve ¥100.0 billion or more in ordinary income in the fiscal year ending March 2009

Epson Group Mid-Range Business Policies

1. Redefine and reinforce the business and product portfolios
2. Reorganize the electronic device businesses
3. Streamline costs
4. Reform the governance system
5. Reform the corporate culture



to remain profitable even with no commensurate growth in sales. This will provide us with the flexibility to look at various options for the business going forward.

Another key issue for attaining medium- to long-term growth going forward is the creation of products in the next crop of growth business domains. Epson has an array of original and distinctive technologies at its command. I believe that consistently rolling out highly competitive products backed by these technologies, all in step with changes in the market, technological and competitive environments, will allow us to generate reliable earnings. Our plans also call for reinforcing the R&D, technology development, and product development capabilities critical to creating the new businesses and products that will spearhead Epson's future growth.

Where capital expenditures are concerned, we plan to hold investments within the scope of depreciation and amortization, in line with our redefined portfolio and with an emphasis on profitability, with the goal of recouping our investment within three years. Furthermore, we intend to constantly refine Epson's business and product portfolio by objectively analyzing businesses and products, and our technology system, from a short-, medium- and long-term perspective.

Q3. Can you give more details about how you plan to reorganize Epson's electronic device businesses?

We strengthened the foundations of our operations through sweeping reforms to the fixed-cost structure enacted during the past fiscal year. In semiconductors, which have a heavy fixed cost burden, we booked a lump-sum write-off of costs for consolidating and integrating production sites, reorganizing production lines, and for writing-off technology acquisition costs. In small- and medium-sized LCD operations, we recorded an asset impairment charge for MD-TFDs, where profitability is likely to face tough challenges ahead, and also recorded a loss on the impairment and disposal of certain fixed assets in amorphous polysilicon TFTs and low-temperature polysilicon TFTs. In HTPS TFT-LCD panels for 3LCD projectors, we decided to close out some production lines at the Suwa Minami Plant by March 31, 2007, channeling production over to the highly efficient Chitose Plant. The raft of measures I've mentioned led to the booking of special losses during the year under review, but further accelerated fixed-cost structure reform in all of our electronic device businesses.

In addition to these measures, we have sought to increase work efficiency and promote staff rotation, while at the same time reducing the number of contingent workers in Japan and downsizing information-equipment-related operations in Europe. We anticipate seeing a total of ¥64.0 billion in benefits emerge from fixed-cost structure reforms over the three-year period to March 31, 2009.


Business/Product Portfolios and Strategies
Redefine the mission and focus of businesses and products
by managing our portfolio to secure sustained earnings
Drastically slim semiconductor operations
Evolve new business models in IJP, LP and PRJ to strengthen earnings
Strengthen small- and medium-sized LCD and HTPS businesses and implement a winning strategy
High
Market growth rate
Low
IC
LCD
HTPS
LP
PRJ
IJP
QD
Watch
Optical
BS
Low
Operating margin
High
Create products for future growth areas
Enhance earnings potential by driving the "No. 1" strategy
Strengthen the high earnings structure and develop new business segments
IJP: Inkjet printers
LP: Laser printers
BS: Business systems
PRJ: 3LCD projectors
LCD: Small- and medium-sized LCDs
HTPS: High-temperature polysilicon TFT-LCD panels for 3LCD projectors
IC: Semiconductors
QD: Quartz devices

Q4. Please elaborate on how Epson plans to streamline costs.

One major reason for lackluster earnings was inadequate capacity to curb costs in response to falling prices. We have long taken steps to pare back costs, but these have essentially been cancelled out by the impact of falling prices and other factors. If we're going to adequately respond to market changes and still recover to strengthen our earnings capabilities, then we have to raise the bar when it comes to cost reductions. In terms of procurement costs, product design departments are working closely with other sections to introduce a design-to-cost approach, and are shifting to a cost-oriented mindset. Regarding logistics costs, we are reviewing and optimizing product delivery routes and the ordering system for production bases, including those of Group companies. In addressing so-called quality costs, our efforts involve striving to address quality issues at the production source and introducing stringent measures to prevent the recurrence of quality issues. And as far as service support costs go, we remain committed to steps to boost quality based on feedback from our customers, as we work to enhance efficiency in the drive to reduce costs. We're also improving efficiency by moving forward with the consolidation and integration of domestic production and staffing bases. These measures are all being developed in conjunction with detailed action plans in place at the business unit and divisional level. Since the key to spurring definitive earnings growth is internal diligence, the entire Epson Group is taking part in the push to enhance cost efficiency.

Q5. Why did reforming Epson's governance system require such a drastic reduction in the number of directors?

Reforming our system of governance is vital to reaching the goals of our mid-range business plan. We reduced the number of directors by such a large number, from a previous maximum of 25 to a maximum of 10, both to strengthen Epson's management framework and to facilitate ongoing reforms. This move reflects our intent to forge a structure that better exemplifies the checks and balances crucial to sound management. It brings greater speed to decision-making, while simultaneously encouraging more vigorous debate of issues by the board of directors. The introduction of an executive officer system has also enabled us to separate management functions, dividing them among directors responsible for decision-making and oversight, and executive officers responsible for divisional operations. In parallel, we shortened the term of office for directors from two years to one, so directors can be better assessed each year on the results of the missions they have been assigned. Another decision we made was to abolish our system of retirement benefits for directors and corporate auditors and adopting a remuneration system for senior management pegged to Epson's share price. Aside from strengthening the commitment of directors to reaching their targets, these changes create a stronger connection between compensation packages and shareholder value. Through this renewed dedication and common stake

Fixed-Cost Restructuring—Details and Effect of Reductions*

(Years ending March 31)

(Billions of yen)		Extraordinary loss 2006	Extraordinary loss 2007	Extraordinary loss Total	Effect of fixed-cost reductions 2007	Effect of fixed-cost reductions 2008	Effect of fixed-cost reductions 2009	Effect of fixed-cost reductions Total
Total restructuring charges in electronic devices		44.7	3.0	47.7	12.0	14.0	11.0	37.0
IC	Site and line reorganization	17.5	3.0	20.5				
IC	One-time write-off of technical acquisition cost	7.1	–	7.1	8.0	10.0	7.5	25.5
IC	Subtotal	24.6	3.0	27.6				
LCD	MD-TFD asset impairment	15.7	–	15.7				
LCD	Production equipment impairment/disposal	1.3	–	1.3	4.0	3.0	2.5	9.5
LCD	Subtotal	17.1	–	17.1				
HTPS	Line reorganization	2.9	–	2.9	–	1.0	1.0	2.0
Other (reduction in force in European area, etc.)		1.6	–	1.6	1.5	1.5	1.5	4.5
Workforce streamlining	Reduce contingent workforce by 3,000 over 3 years				2.5	7.5	12.5	22.5
Total		46.3	3.0	49.3	16.0	23.0	25.0	64.0

* Figures based on forecasts made at the announcement of the mid-range business plan in March 2006.



with shareholders with respect to value, our senior management team stands wholeheartedly committed to reaching the goals outlined in our mid-range business plan and to raising corporate value to new heights.*

*For details, please refer to page 24, "Implementing Trust-Based Management."

Q6. You mentioned reforming the corporate culture. How does the senior management team plan to convey its intentions to Epson's workforce?

A resilient corporate structure is what will permit Epson to survive amid intensifying market competition. Accordingly, ensuring that every member of our workforce is aware of the challenges Epson faces, and that we move methodically and resolutely towards meeting them, will be essential to building just such a structure. Since its founding, Epson has thrived by bringing a host of never-before-seen technologies and products to the market. But I can't help feeling that the company's sudden and rapid growth in scale, together with increasingly fierce market competition, has stolen some of the steam from Epson's once-proud corporate ethos of creativity and challenge, and its free and dynamic corporate culture. Epson today must regain a corporate culture that, while taking full advantage of individual employee talents, can leverage the collective strength of Epson's workforce to optimum effect. Another critical task is to have our entire workforce gain an understanding of management's intentions as reflected in our mid-range business plan, and to take the steps required to transform their collective mindset. Consequently, I and other members of the senior management team have traveled to all operations divisions and major Group companies in Japan, and to overseas production and sales companies to discuss and explain our intent. Through initiatives like these, we seek to meet plan goals by realigning our whole workforce with the spirit of creativity and challenge, the essence of Epson.

Q7. What are your mid-range policies in terms of R&D?

As always, we plan to bolster R&D projects for attaining medium- to long-term growth through investments equal to roughly 6% of net sales. For years, Epson has pursued the three concepts of compact, energy saving and the creation of fine images in its R&D program. These are now embedded parts of Epson's manufacturing and technological DNA, which we will further hone to create the distinctive technologies that will drive growth in each of Epson's "3i" business domains.

On a different note, construction has been completed on the Epson Innovation Center, a new base in our R&D network for next-generation information-related equipment. The center transcends the boundaries separating business operations, drawing together engineers and researchers from the R&D organizations of the information-related equipment divisions, corporate R&D, and corporate R&D support departments under one roof. By encouraging the fusion of ideas and technologies, our aim is to provide the catalyst that will one day lead to the creation of revolutionary new products. Going forward, the Epson Innovation Center will anchor efforts to bolster investments for the research and development of new business domains and product lines that will support Epson's long-term growth.

Q8. Given recent performance, are the targets outlined in Epson's new mid-range business plan realistic?

I am certain that they are. Since assuming office in April 2005, I've worked harder than ever to gain an accurate grasp of the situation at the frontlines of our business operations. This is how I not only came to understand the issues that Epson now faces, but also how those problems can be solved. I can already see the path ahead to the plan's completion emerging both in terms of the measures being taken and the numerical progress being made. If we simply stay the course, I believe it is definitely possible to complete our objectives.

Our net sales target for the fiscal year ending March 31, 2009 is ¥1,670.0 billion. Net sales are expected to be basically unchanged from the year under review in the fiscal year ending March 31, 2007, while steady sales growth is projected for



Mid-Range Targets



Net sales

(Years ending March 31)



(Billions of yen)
2,000
1,600
1,200
800
400
0
2005
2006
2007 (target)
2008 (target)
2009 (target)
Company-wide
Information-related equipment
Electronic devices

Ordinary income (Operating income for segments)

(Years ending March 31)

(Billions of yen)

100, 80, 60, 40, 20, 0, −20

2005, 2006, 2007 (target), 2008 (target), 2009 (target)

Company-wide (ordinary income) · Information-related equipment (operating income) · Electronic devices (operating income)

the following fiscal year. As mentioned earlier, our goal for ordinary income by the plan's final year is at least ¥100.0 billion. To attain this, we are looking for a return to profitability in electronic devices to generate a recovery in earnings of ¥40.0 billion for the current fiscal year, alongside earnings growth of ¥70.0 billion in the fiscal year ending March 31, 2008 in both information-related equipment and electronic devices.

Q9. What is your medium-term policy regarding dividends?

At Epson, we're constantly striving to enhance management efficiency and improve profitability to raise cash flows. Our basic policy remains to pay a consistent and stable dividend, returning profits to shareholders after careful consideration of a comprehensive range of factors, among them the capital required to carry out future business strategies, and Epson's business performance and financial condition. To this end, we declared a full-year dividend of ¥32.00 per share for the year under review, ¥6.00 more than in the previous year. This amount was in line with our initial dividend forecast for the year. Although we posted a loss for the year under review, we nevertheless stood by this initial announcement for two reasons—we have the necessary cash on hand for dividend payment, and we have every confidence that business performance will recover as we systematically implement our mid-range business plan. This is also why we've declared the same dividend, ¥32.00 per share, for the fiscal year ending March 31, 2007.

With respect to dividends over the medium term, our first task is to actually achieve a recovery in business performance for the current fiscal year. From there, our dividend policy will hopefully see the active return of profits to shareholders, although it will be drafted with close attention paid to a variety of relevant factors.

Q10. In closing, do you have any remarks for Epson's stakeholders?

I believe my personal mission is to ensure that Epson meets the goal of at least ¥100.0 billion in ordinary income by the end of March 2009 as set forth in our mid-range business plan. I am also fully aware that meeting the expectations of our stakeholders means that management innovation must become a tool for rapidly building a resilient corporate structure capable of producing higher earnings. Attaining plan goals, through management based on the mid-range business policies I mentioned earlier and particularly by reaching our objectives for this, the first year of the plan, will be critical to achieving this end. The whole of Epson is united in a new sense of purpose in the drive to complete the plan, as well as in a renewed commitment to our long-cherished spirit of creativity and challenge. We are determined to win back the trust of our stakeholders as quickly as possible, and ask for the ongoing understanding and support of all of you as we work to do so.

Ensuring Stability in Earnings

As Epson shifts resources to segments with the highest printing volumes, it is working to stabilize earnings by implementing extensive cost reductions, and raising the percentage of genuine Epson ink cartridges.



Toru Oguchi
Chief Executive,
Imaging Products
Operations Division

Inkjet printer market trend
(Years ending March 31)


(million units)
120
100
80
60
40
20
0
2005
2006
2007 (estimate)
2008 (estimate)
2009 (estimate)

Small photo printers
Single-function printers (including A3 printers)
All-in-one printers
Source: Based on data compiled by the Company
Small photo printers include sublimation printers. Prior to the fiscal year ending March 31, 2005 the small photo printers category was classified under single-function printers.

Operating Environment for Inkjet Printers

In inkjet printers, Epson has long pursued a strategy of expanding photo printing volume. During the year under review, sales volumes rose steadily as Epson continued to bolster its lineup of all-in-one and dedicated photo-printers. By region, while Epson continued to face tough challenges in Europe as market conditions worsened, sales were up in both Japan and the United States. In addition to Epson's trademark high photo quality and print durability, this performance was largely attributable to a positive market response to new technologies* for further improving print quality. Earnings deteriorated, however, as ongoing cost-cutting efforts were offset by a decline in average selling prices and increased costs associated with improved product functionality.

Printing volumes in the inkjet printer market are expected to rise in line with ongoing and increased demand for all-in-one and photo printers. Despite this, earnings from printer supplies are unlikely to record the high rates of growth seen in previous years as off-brand ink cartridges weigh down the percentage of genuine Epson consumables in the market. With these conditions in mind, Epson is implementing measures to ensure that this core business operation can deliver consistent earnings.

* Photo printing combining photographic paper, for a beautiful finish, with technologies such as auto-correction for backlighting and color blurring when photographing people, and a new image-rendering technology for printing in lifelike colors, along with archival-quality ink technology.

Positioning of the Fiscal Year Ending March 31, 2007

Epson has designated the current fiscal year as a time for building up its corporate stamina. To this end, it is employing measures aimed at improving the profitability of its inkjet printers. Anticipating a slower rate of growth in one of its earnings streams for this business, ink cartridges, Epson is attempting to improve profitability on the printers themselves, where margins are tough. Here, the Company plans to emphasize quality over quantity, systematically narrowing down shipment volumes of printer models where printing volumes are particularly low. This move does not signal a uniform focus on certain printer models across every sales region. Instead, Epson will enact a more flexible approach to its strategic mix of product lineups and pricing that reflect the needs of the regions where its printers are sold;



Epson Stylus Photo RX640
(consumer all-in-one)

GP-700 inkjet printer
(business applications, Japan only)

Epson Stylus Pro 7800
(professional and commercial use)

* Product names and specifications vary among markets

one that takes into account both local business conditions and each model's future viability. In tandem, Epson is forging efficient frameworks for production and sales that are more responsive to printer sales volumes to cement the foundations for strengthening its earnings base.

Shifting Resources to High Printing Volume Segments

Epson's medium-term business strategy for inkjet printers rests on shifting resources away from low printing volume products and customer segments to high-volume segments. By leveraging its advantages in photo printing, ink, image-rendering and print head technology, Epson is working to raise its profile in the photo printing market as it moves to expand sales for business applications through the appeal of its pigment inks, which offer unmatched durability. In terms of products, Epson will continue efforts to expand sales of photo-only and all-in-one printers, A3 printer models for professional and serious amateur photographers, and large-paper inkjet printers for the professional printing market, all of which utilize pigment inks. At the same time, the Company is developing a market for inkjet printers for business applications that more closely mirror its customers' business needs. In doing so, Epson plans to take full advantage of its proprietary Micro Piezo print heads, which, in addition to superior image quality, offer much greater freedom in terms of ink and paper choice. This drive has already culminated in the release of the GP-700 inkjet printer for business applications in Japan in April 2006. Over the long term, Epson will also develop products specifically for the POD (Print On Demand) market. Furthermore, the explosive spread of digital mobile phones and digital TVs is expected to trigger the growth and circulation of digital content in the home. Utilizing these products, Epson is proposing new ways of printing to its customers in the push to boost printing volumes higher.

Ensuring Reliable Earnings in Epson's Core Business

The inkjet printer business is Epson's core business operation, and is synonymous with the Epson brand. The Company is thus enacting earnings-improvement initiatives to promote growth in this business over the medium term. As a first step, Epson is promoting sweeping cost reductions to enhance printer profitability. Alongside moves to standardize platforms and promote the use of common components, these all-encompassing reductions also extend to cutting logistics and procurement costs. Other initiatives involve design-to-cost product design that delivers functions in line with pricing targets, as well as setting prices that properly reflect the product functions offered. For ink cartridges, Epson's goal is to raise the share of genuine Epson products by providing high-performance yet easy-to-use cartridges tailored to customer needs, and mounting a more robust response to infringement of its patent and trademark rights.

By taking assertive actions to improve printer profitability and boost the market share of genuine Epson ink cartridges, in unison with shifting resources to high printing volume segments, Epson is determined to ensure that this business is capable of consistently generating earnings.

Technological Superiority and Outstanding Ease-of-Use

In the expanding projection market, Epson is leveraging technological superiority and ease-of-use as it seeks to further entrench its market position.



Tadaaki Hagata
Chief Executive, Visual Instruments Operations Division

Projection market trend
(Years ending March 31)


(thousand units)
10,000
8,000
6,000
4,000
2,000
0
2005
2006
2007 (estimate)
2008 (estimate)
2009 (estimate)
Home projectors
Business projectors
Microdevice-based projection TVs
Source: Based on data compiled by the Company

Projector Operating Environment

Despite continuing expansion in the projector market, the growth rate as a whole declined year on year during the fiscal year ended March 31, 2006. Epson's market share, however, rose on the back of higher sales volumes that far exceeded the rate of market growth. Beyond Epson's ability to launch the sale of products attuned to market needs ahead of competitors, this result owed much to the kudos won from the market for the advantages of Epson's proprietary 3LCD* technology. These advantages include high-resolution images and subtle tone gradations, as well as the projection of more natural images that are easy on the eyes, and low power consumption.

While the market continues to expand, intensifying competition is causing prices to fall. To maintain and enhance profitability, Epson is rolling out cost-cutting initiatives from the product planning and design stages as it bolsters efforts to counter lower prices.

* The 3LCD method breaks down light from a lamp into its three primary colors of red, green and blue. Each color is then separately passed through three high-temperature polysilicon (HTPS) TFT-LCD panels, reassembled via a prism and projected as an image.

Further Expanding Business Projector Sales

The use of business projectors has expanded beyond traditional business presentation applications into the education field. In every region, Epson achieved growth in sales volumes during the year under review that far outstripped the pace of market growth. With forecasts calling for market growth of around 15% beginning in the fiscal year ending March 31, 2007, Epson is deploying its worldwide sales network—developed in the sale of printers—to not only expand projector sales to business customers, but to also bolster sales to Asia, South America and other markets that are prioritizing the use of projectors in education. Epson is also striving to boost customer satisfaction through quality-side improvements in picture quality and the durability of its products, and a stronger service support framework.

Broadening the User Base for Home Projectors Through Ease-of-Use and Outstanding Picture Quality

Versatile installation and easy large-screen viewing are two key advantages that home projectors have over plasma


3LCD



EMP-7950
(ultra-bright business projector)





EMP-S4
(mobile business projector)



EMP-TW600
(high-definition-ready home projector)

* Product names and specifications vary among markets

and direct-view LCD TVs. In step with the widespread use of DVDs and digital broadcasts, market needs are projected to rise for the ability to view content in a host of different locations. Focusing on the benefits of projectors that can be used anytime and anywhere, Epson is developing products that showcase the appeal of home projectors to a wider range of customers. One such example was the popularity of an easy-to-use, easy-to-setup projector with a built-in DVD player and speakers that was launched in 2005. For customers in search of even better picture quality, Epson also released a high-definition model as part of its efforts to expand the base of home projector users.

Direction of Large-Screen LCD Projection TV Operations

While year-on-year sales volumes for large-screen LCD projection TVs rose during the year under review, sales nonetheless fell short of initial targets for the business term, as did earnings performance. To secure medium-term profitability, Epson will terminate sales in the North American market, where prices continue to fall, and concentrate instead on sales to the Japanese market in the fiscal year ending March 31, 2007 and beyond. Although LCD projection TVs offer advantages such as outstanding color reproduction and natural images, one issue is that the sets are thicker than other flat-screen televisions. While pursuing technological development that addresses this and other issues, Epson will focus on the sale of its highly cost-competitive 50-inch-plus screens in the effort to improve the foundations of this business.

Raising Market Position Through Technological Superiority

Epson's key strengths in this market include the development of HTPS TFT-LCD panels, key devices for projection products, and also powerful product development capabilities. One example is the "Instant Off" function for mobile projectors that eliminated the once unavoidable cool-down period for projectors following use. Another is improvement in lamplight efficiency. Here, Epson developed its proprietary E-TORL (Epson-Twin Optimize Reflection Lamp), a compact, energy-efficient lamp with outstanding brightness that has enabled equipped projectors to achieve greater brightness efficiency. As these examples show, Epson has long used its excellent technological capabilities to spearhead the development and expansion of the projection market. As the market continues to grow, Epson will take full advantage of its technological superiority, together with the development of highly convenient products, to further entrench its market position.



HTPS TFT-LCD Panels

The technological strengths of these panels include compact size and high-definition imaging. Epson also has advantages in production capacity for HTPS TFT-LCD panels. Since April 2005, Epson has carried out the production and shipment of these panels at its Chitose Plant, where it has adopted production technology utilizing 300-mm (12-inch) quartz glass wafers. While keeping a close watch on market trends, Epson is progressively upgrading capacity to ensure the stable supply of these products.



Market Leadership and Tighter Business Operations

Sanyo Epson is shoring up its operations by paring back costs in the increasingly competitive small- and medium-sized LCD market. As these efforts help solidify and expand its conventional business targeting mobile phones, Sanyo Epson is taking steps to broaden its business domain in order to generate steady earnings growth.



Shuji Aruga
President, Sanyo Epson Imaging Devices Corporation

Reforming the Fixed-Cost Structure

Sanyo Epson Imaging Devices Corporation (Sanyo Epson), a joint venture integrating Epson's own LCD operations with those of the Sanyo Electric Group, began operating in October 2004. Sanyo Epson's wide-ranging lineup (including color STNs, MD-TFDs, amorphous silicon TFTs, and low-temperature polysilicon TFTs), together with its extensive production capacity, helped Sanyo Epson retain its leading market share* during the year under review through steady growth in sales volumes for displays for the mobile phone market. Cost-cutting efforts, however, failed to keep pace with sharp price falls, which pulled earnings substantially lower. Sanyo Epson, however, now believes that fixed-cost structure reforms enacted during the year under review have put in place the foundations to accelerate cost reductions for a recovery in earnings performance.

* Global share of color LCDs for mobile phones from estimates of Sanyo Epson based on relevant data.

Note: On pages 16 and 17 "the Company" refers to Sanyo Epson Imaging Devices Corporation.

Operating Environment for the Fiscal Year Ending March 31, 2007

By product category, the market is likely to continue to be supported by lower-priced color STNs, which should be boosted by increased sales volumes. In MD-TFDs, Sanyo Epson will work to expand sales volumes, although demand is expected to shift towards models with lower technical specifications than before. In amorphous silicon TFTs, sales volumes are projected to grow by a wide margin due to a surge in demand for use in mobile phones and new applications. Low-temperature polysilicon (LTPS) TFTs will likely post lower sales volumes during the current fiscal year, although demand is expected to pick up over the medium term. Important to keep in mind is that while the market for small- and medium-sized LCDs, particularly for use in mobile phones, is likely to expand, mounting competition and falling prices suggest that the operating environment will remain challenging. For this reason, Sanyo Epson is undertaking various initiatives during the fiscal year ending March 31, 2007 to strengthen the foundations of this business and ensure its survival in this demanding climate.

Mobile phone LCD market trend
(Years ending March 31)


(million units)
1,200
1,000
800
600
400
200
0
2005
2006
2007 (estimate)
2008 (estimate)
2009 (estimate)
Passive matrix LCDs (monochrome)
Passive matrix LCDs (color)
Active matrix LCDs (color)

Source: Based on data compiled by Sanyo Epson



1.9-inch amorphous silicon TFT-LCD module

Panel featuring Photo Fine Vistarich wide viewing angle technology

* Refer to "Epson at a Glance" on page 33 for more on Photo Fine Vistarich features.

Extensive Cost Reductions

Sanyo Epson is pursuing far-reaching cost reductions to complement fixed-cost structure reforms enacted during the year under review. In the purchase of components from external suppliers, the Company, while retaining its emphasis on quality standards and reasonable costs, is shifting away from sourcing components primarily from the overseas bases of Japan-based manufacturers, to a more global procurement system. As part of the overall efforts to cut costs, a cost-reduction team formed among the design departments in April 2006 has already taken steps to pare back costs from the module design stage.

Retaining and Enhancing Customer Trust Through a Flexible Production Framework

To preserve its market share in the mobile phone market, Sanyo Epson is adapting its response to increased sales volumes. In amorphous silicon TFTs, where major volume increases are forecast, the Company is working to ensure production capacity by responding with greater flexibility. This approach entails moving faster to complete the shift to lines optimized to produce small- and medium-sized LCDs, while being prepared to use spare low-temperature polysilicon TFT line capacity to handle overcapacity demand. Module production capacity is also being expanded as part of this effort.

Short-term volatility in demand is a hallmark of the market for mobile phone displays. Consequently, it is imperative that Sanyo Epson creates an efficient production framework able to meet customer needs while retaining minimal inventories. Additional efficiency gains and shorter lead times for this production framework will further aid in distinguishing Sanyo Epson from other companies. In recent years, customers have again begun emphasizing stable procurement and high quality over prices. In raising Sanyo Epson's already industry-leading capacity to reliably meet such sizable demand, the Company is determined to further improve upon its reputation for reliability.

Sanyo Epson projects that the benefits gained from the above-mentioned higher volumes and cost reductions will result in improved earnings year on year for the fiscal year ending March 31, 2007.

Distinction Through High-Added-Value Technology and Business Domain Expansion

Sanyo Epson is enhancing its product capabilities over the medium term, distinguishing itself from other firms by honing its technological strengths in low power consumption, high aperture ratios, wide viewing angles, and broad-spectrum color, and by expanding business domains. Mobile equipment with video functionality is set to make a full-scale appearance on the market, a change that will demand longer periods of battery-powered operation. It is likely here that Sanyo Epson can leverage its strengths in low-power-consumption technology. Centered on this and other distinctive technologies, the Company will pursue growth markets for a well-balanced business structure that can weather fluctuating conditions in the mobile phone market.

Steps Toward Medium- to Long-term Earnings Growth

Sanyo Epson has a high market share, the capacity to reliably meet significant demand, and powerful technology development capabilities—all of the elements essential to surviving in the small- and medium-sized LCD market. Capitalizing on these strengths, Sanyo Epson will strive to ensure stable medium- to long-term earnings growth by expanding sales of LCDs for mobile phones, and through ongoing business domain expansion.

Research and Development Strategies

Epson has extensively refined its family of core technologies developed and organized over the years around the three key concepts of compact, energy saving, and the creation of fine images. Now Epson is enhancing the research and development of new business domains and products that will support its long-term growth.

Medium-Term R&D Roadmap

As it seeks business opportunities in the area where imaging domains converge, a key goal of the SE07 medium- to long-term corporate vision, Epson's medium-term roadmap for R&D will see the Company further hone the core technologies it has cultivated over the years around the themes of compact, energy-saving products and the creation of fine images. The ultimate aim is to offer Epson customers greater convenience and to help them exceed their visions and expectations. To this end, Epson is steadily refining one of its strengths—distinctive technology—in each of its three main imaging domains, while giving renewed attention to creating attractive products and further reinforcing existing business domains. Always forward-looking, Epson is also busy developing new business domains and product lines that will support its long-term growth.

R&D Costs

In the fiscal year ended March 31, 2006, R&D costs rose ¥3.9 billion, or 4.4%, year on year, to ¥92.9 billion. The ratio of R&D costs to net sales was 6.0%, a level unchanged from the previous fiscal year. By segment, R&D costs consisted mainly of expenditures of ¥37.7 billion in information-related equipment, ¥19.0 billion in electronic devices, and ¥2.4 billion in precision products. An additional ¥33.8 billion was spent in other business areas and for company-wide R&D projects, largely for next-generation core technologies, displays, semiconductors, and other technologies slated for development over the medium- and long-term. Going forward, Epson intends to maintain R&D costs at roughly 6.0% of net sales as it invests in the research and development of new business domains and product lines that will ensure long-term growth.

Mid-Range R&D Policies

Offer customers convenience and help them exceed their vision
by merging our imaging technologies and advancing our core competencies



Epson DNA
Compact
Energy Saving
Fine Images
Future vision
i1
Imaging on paper
High-performance engines
Ultra-low power/resource
Professional photo quality
Personalized/localized printing and photofinishing
i2
Imaging on screen
Ultra-compact, thin big-screens
Ultra-low power/resource
Ultra-high-quality images
Big-screen home entertainment
i3
Imaging on glass
High cost-performance
Ultra-low power consumption
Mobile video
Mobile multimedia

R&D Structure

To generate synergies among departments, improve the speed of research, and develop value-added products and technologies, Epson's R&D organization has been divided into corporate and operations division R&D functions. The former is responsible for medium- and long-term projects such as R&D of base technologies, and development of applied technologies including industrial inkjet applications. Operations division R&D functions are in charge of product development and other projects expected to come to fruition within three years. In line with its policy of optimizing R&D locations, Epson has a global network of R&D laboratories including Epson Research and Development, Inc. in San Jose, California, U.S.A., and The Cambridge Research Laboratory of Epson in Cambridge, U.K.

Establishment of New R&D Site

The Epson Innovation Center, a new R&D site for next-generation information-related equipment, began full-scale operations from April 2006. Established on the grounds of Epson's Hirooka Office in Nagano, Japan, the center is a cornerstone of Epson's medium- to long-term strategy to reinforce its R&D structure, and brings together the R&D organizations of the information-related equipment divisions, corporate R&D, and corporate R&D support departments. This step will motivate mutual improvement among R&D teams, encouraging the fusion of ideas and technologies by bringing engineers and researchers

from diverse parts of the organization under one roof. In doing so, the ultimate goal is to spark the creation of revolutionary new products.

Epson also has another center, established in 2000, at its Fujimi Plant in Nagano, Japan, for the development of electronic devices, specializing in semiconductor, LCDs and other device-based product development. This center consolidates R&D departments for advanced electronic devices and related production processes, and boasts a string of successes in the fields of inkjet industrial application technology and flexible devices.





Exterior view of the Epson Innovation Center

Development of the World's First Flexible TFT-SRAM

Epson has successfully developed the world's first[1] flexible TFT-SRAM[2] (16 kbits). Energy saving is a key concept in Epson's R&D program, and Epson has long been involved in the development of devices with low power consumption and other energy- and space-saving features. As the natural outcome of this trend, Epson has come to focus on the development of flexible devices that are exceptionally thin, light and versatile. Along the way, Epson has amassed a host of original technologies, including low-temperature polysilicon TFT technology using thin film formation, and SUFTLA[3] technology enabling the transfer of TFT circuits to flexible substrates. Leveraging these and its other distinctive technologies, Epson has created memory that enables the integration of all the circuit blocks needed for SRAM on a single chip. The result is a TFT-SRAM that operates stably at high speed and at low voltage. Moreover, successfully run demo programs have also shown that the new memory chip can serve as the working memory for Epson's earlier developed asynchronous 8-bit microprocessor.

Epson believes that this new TFT-SRAM chip and related technologies will be critical to the eventual creation of flexible displays, electronic paper and other electronic devices that users can reshape as they want.

[1] According to Epson research.

[2] SRAM (Static Random Access Memory): A type of memory that does not require refreshing to retain data, thus enabling faster data access times.

[3] Acronym for Surface Free Technology by Laser Ablation/Annealing. SUFTLA is a registered trademark of Seiko Epson Corporation.

R&D Organization (As of July 1, 2006)

■ Corporate Head Office Research and Development


Intellectual Property Division
Patent applications, establishment of issued patents
Corporate Research and Development Division
Advanced R&D (themes aimed at creating a competitive advantage for Epson in the medium- to long-term) and R&D support for operating segments
Overseas Research Institutes
(USA, U.K., etc.)
Display Development Division
Development of next-generation display technologies including OLED materials and processing technologies, and low-temperature polysilicon TFTs
Production Engineering and Development Division
Production engineering development and innovation
P Project
Print head development projects

■ Research and Design Organizations of Operations Divisions

Development of new products, R&D for the enhancement of product functions and performance, and development of production technologies



Flexible TFT-SRAM

Development of A6-Size Electronic Paper Using a Plastic Substrate

In June 2006, at The Society for Information Display international symposium held in San Francisco, Epson announced that it had successfully developed A6-size (7.1 inches on the diagonal) electronic paper using a plastic substrate. Below are some of the key features of the electronic paper developed by Epson.

- Leveraging proprietary SUFTLA technology enables Epson to form low-temperature polysilicon (LTPS) TFTs on a plastic substrate. This advantage gives this electronic paper Quad-XGA (1536 x 2048 pixels) resolution—the best in the world[*1]. This ensures that even the smallest letters on a portable display are fully visible.
- A contrast ratio of 10:1 allows the new technology to attain the same levels of visibility as images printed on ordinary paper.
- Forming peripheral drive circuits with LTPS-TFTs creates a simple structure with very few external terminals, resulting in a borderless flexible display, even with the drive circuits included.
- Data display does not require power, thanks to a memory function that ensures information is not erased from the memory even if the power is turned off. Maximum drive voltage even for editing information is just 6 volts, showing that the display itself consumes very little power.
- The expanded screen size, from around 2 inches[*2] in existing models to A6 size is evidence of potential for even bigger screens in the future.

For the display, Epson adopted an electrophoretic display (EPD) format developed by US-based E Ink Corporation[*3]. The basic mechanism involves using voltage to move white and black particles to display letters and images.

As Epson explores the possible applications for this latest R&D success, it will continue to move its R&D program forward with the aim of establishing commercially viable technologies.

[*1] According to Epson research

[*2] Epson prototypes

[*3] E Ink Corporation also worked with Epson on joint development of a microcapsule-type EPD module used in the "Future Now" wristwatch unveiled in 2005.

Alignment Layer Technology Using Inkjets

In April 2005, Epson began shipment of a compact (0.6-inch) high-temperature polysilicon (HTPS) TFT liquid crystal panel with XGA (1024 x 768) resolution developed for use in 3LCD data front-projectors. In forming the alignment layer on the HTPS glass surface, Epson claimed another world first* by using inkjet technology to create the film. This inkjet-based approach to alignment layer formation offers the following advantages compared to conventional production methods.

- Enables the use of non-contact methods for applying the alignment layer, with a smoother alignment layer surface allowing for more uniform display quality.
- Reduces the time required at the initial production stage by eliminating the need for flexo plates used in conventional flexo printing, thus allowing greater manufacturing flexibility.
- When altering the production model type, reduces the amount of waste solvent produced to nearly 5% of that created when washing flexo printing plates, contributing to improved environmental performance.


EPSON
A6-size (7.1 inches on the diagonal) electronic paper prototype


High-temperature polysilicon (HTPS) TFT liquid crystal panel

For a number of years, Epson has been applying inkjet technology to manufacturing methods that have led to the successful development of other previously announced firsts, such as a 40-inch organic light-emitting diode (or OLED) display, and a 20-layer, ultra-thin circuit board. However, the use of inkjet technology for applying the alignment layer to this new HTPS marks the first time that industrial inkjet technology has been used for a full-scale commercial application.

*According to Epson research.

Print Head That Uses an OLED Light Source

Setting its sights beyond displays, Epson is taking advantage of the distinctive characteristics of OLED display technology to develop non-display devices. One example is the development of the world's first* print head that uses an OLED as a light source (hereafter, "the OLED method"), a new printing technology that could eventually become standard in future Epson printers. Enabling this development was the fusion of printer and display technologies, both fields where Epson has long been active, and the joint development of ultra-high-resolution OLED materials in collaboration with Sumitomo Chemical Co., Ltd. Test printing with prototypes developed using the OLED method yielded printed letter quality better than that of the current laser printing method. The OLED is formed through a process in which OLED material is applied directly onto a glass substrate, making it possible for a single substrate to have a linear light source, resulting in the formation of highly uniform images. This method also enables the creation of very small and thin print heads.

The printer market has seen steady growth in demand for more compact, higher resolution, faster color printers in recent years. Epson considers the OLED method to be a promising technology for meeting these needs, and is thus stepping up R&D efforts aimed at commercialization.

*According to Epson research

OLED method-based print head prototype

Comprehensive Research Agreement with Shinshu University

In a move aimed at furthering their mutual development, Epson and publicly funded Shinshu University made a comprehensive agreement to promote research. In addition to joint R&D, the collaboration will encompass education and exchange programs, joint participation in fine art and cultural events, contributions to local communities and wider society, and environmental protection programs.



Signing ceremony with Shinshu University in January 2006

Shinshu University has outstanding research and educational programs in the fields of nanotechnology, IT, the environment and life sciences. Besides its active engagement in the kinds of basic and long-term research initiatives difficult for corporations to undertake, the university aggressively promotes industry-academia partnerships aimed at commercializing its research results, or transferring technology to companies. Earlier partnerships between Epson and Shinshu University have seen the two collaborate on joint research projects, personnel exchanges, and student internships. Backed by this track record, both parties decided to forge a stronger relationship of mutual cooperation by inking an agreement that deepens ties. This new agreement allows both parties to effectively utilize mutual resources, while the promotion of advanced joint research projects is expected to one day yield research results of global-level significance. Ultimately, the educational opportunities, cultural benefits, and business chances generated from this industry-academia partnership will enable Epson and Shinshu University to play an active role in the revitalization of local communities.

Patent Strategies

Epson's patent strategies aim to secure and maintain a portfolio of intellectual properties in each business and business domain that, in terms of both quality and substance, ranks among the top in the industry.

Quality and Quantity in Patent Filing

Epson actively files patents not only in the U.S. and Japan, but in leading markets in Asia and the rest of the world. As a result, Epson maintained its strong position in global patent rankings in 2005, ranking third in issued patents in Japan, thirteenth in registered patents in the U.S., and ninth among foreign companies in patents filed in China.

Alongside this dynamic patent strategy, Epson in 2005 initiated efforts for improving intellectual property quality collectively known as the Brilliant Patent (or BP) program. Brilliant Patents refer to key patents that competitors in Epson business fields find they must inevitably use. Each business has a target number of BPs that it must acquire and take direct advantage of in its business strategies. The goal is to further enhance Epson's competitive edge, while independently generating a consistent level of high earnings in each business. Put differently, the aim is for intellectual property to contribute more directly to earnings in each business, providing definitive support for achieving the goals of Epson's Creativity and Challenge 1000 mid-range business plan.

■ Published Patents in Japan (2005)

Rank	Company	Patents
1	Matsushita Electric Industrial Co., Ltd.	14,319
2	Canon Inc.	9,286
3	**Seiko Epson Corporation**	**8,149**
4	Toshiba Corporation	6,959
5	Sony Corporation	6,846
6	Toyota Motor Corporation	6,516
7	Ricoh Company, Ltd	6,353
8	Fuji Photo Film Co., Ltd.	5,405
9	Sharp Corporation	4,944
10	Hitachi, Ltd.	4,922
11	Mitsubishi Electric Corporation	4,288
12	Nissan Motor Co., Ltd.	3,932
13	Denso Corporation	3,816
14	Sanyo Electric Co., Ltd.	3,814
15	Fuji Xerox Co., Ltd.	3,550
16	Honda Motor Co., Ltd.	3,483
17	Olympus Corporation	2,797
18	Fujitsu Limited	2,627
19	Matsushita Electric Works, Ltd.	2,507
20	Nippon Telegraph and Telephone Corporation	2,444

Source: Epson, compiled from date released by the Japan Patent Office. Shared patents are equally divided. Includes both published and republished patents.

■ U.S. Issued Patents (2005)

Rank	Company	Patents
1	International Business Machines Corporation	2,972
2	Canon Inc.	1,837
3	Hewlett-Packard Development Company, L.P.	1,801
4	Matsushita Electric Industrial Co., Ltd.	1,720
5	Samsung Electronics Co., Ltd.	1,645
6	Micron Technology, Inc.	1,561
7	Intel Corporation	1,551
8	Hitachi, Ltd.	1,293
9	Toshiba Corporation	1,288
10	Fujitsu Limited	1,168
11	Sony Corporation	1,149
12	General Electric Company	906
13	**Seiko Epson Corporation**	**888**
14	Infineon Technologies AG	804
15	Koninklijke Philips Electronics N.V.	767
16	Robert Bosch GmbH	758
17	Fuji Photo Film Co., Ltd.	755
18	Microsoft Corporation	746
19	Texas Instruments Incorporated	736
20	Honda Motor Co., Ltd.	730

Source: IFI Claims

■ Patents Filed in China (2005)

Rank	Company	Patents
1	Samsung Electronics Co., Ltd.	3,159
2	Koninklijke Philips Electronics N.V.	2,602
3	Matsushita Electric Industrial Co., Ltd.	2,530
4	Sony Corporation	1,456
5	International Business Machines Corporation	1,213
6	LG Electronics Inc.	1,126
7	Toshiba Corporation	1,075
8	Samsung SDI Co., Ltd.	1,052
9	**Seiko Epson Corporation**	**1,045**
10	Canon, Inc.	915

Source: State Intellectual Property Office of the People's Republic of China

■ Patents Filed in Korea (2005)

Rank	Company	Patents
1	Koninklijke Philips Electronics N.V.	1,569
2	Sony Corporation	1,009
3	Matsushita Electric Industrial Co., Ltd.	754
4	Microsoft Corporation	732
5	**Seiko Epson Corporation**	**664**
6	Fujitsu Limited	587
7	InterDigital Technology Corporation	462
8	Sanyo Electric Co., Ltd.	414
9	Toshiba Corporation	370
10	Thomson Corporation	351

Source: Korean Intellectual Property Office

■ Patents Filed in Taiwan (2005)

Rank	Company	Patents
1	Koninklijke Philips Electronics N.V.	848
2	Samsung Electronics Co., Ltd.	710
3	Intel Corporation	497
4	Sony Corporation	496
5	International Business Machines Corporation	449
6	**Seiko Epson Corporation**	**440**
7	Matsushita Electric Industrial Co., Ltd.	426
8	Sanyo Electric Co., Ltd.	326
9	Toshiba Corporation	323
10	InterDigital Technology Corporation	318

Source: Taiwan Intellectual Property Office

* Rankings for China, Korea and Taiwan are for overseas companies.

The Dolphin Program

Initiated in 2002, the Dolphin (Double Leading Patent by Promoting High Quality Innovations) program is tied to the aforementioned patent strategy. Consequently, the thematic focus of the Dolphin program emphasizes the development of critical technologies that support either business expansion or show promise for becoming core technologies that will drive future business. By powerfully backing R&D programs from an intellectual property perspective from the initial phases of development, the Dolphin program helps Epson maintain one of the industry's best intellectual property portfolios at the commercialization phase of those same technologies. Guided by the research themes chosen, Epson has used the Dolphin program to conduct patent searches, explore new inventions and strategically file new patent applications.

Since 2005, in addition to the strategic searches of new inventions, the Dolphin program has been expanded to further contribute to R&D and business. This has included offering patent information vital to the selection and direction of R&D themes; raising awareness of intellectual property among inventors to generate inventions superior in terms of both quality and substance; and disseminating data regarding patents held by other companies.

Epson's Zero Tolerance Stance on Counterfeit Goods

To safeguard the integrity of its trusted brand and protect consumers from damages caused by substandard counterfeit products, Epson brings its intellectual property rights to bear in the fight to eliminate counterfeit goods. To combat the spread of counterfeit ink cartridges, Epson has assigned a dedicated staff, and invokes its patent rights in lawsuits to prompt "cease and desist" orders against offenders. The company's worldwide, organizational drive also extends to interdicting counterfeit goods at ports of entry.

External Awards for Epson

Epson's invention of a manufacturing process for the production of OLED substrates (Japan patent #3328297) was honored with the 21st Century Invention Award, the highest honor given in the second category of the 2005 National Commendation for Invention. The event was sponsored by the Japan Institute of Invention and Innovation (JIII), with awards presented by Prince Hitachi-no-miya of Japan's Imperial Family. In the award ceremony's first category, Epson took an award for its invention of technology for increasing the aperture ratio of active matrix LCD panels (Japan patent #2663932).

At the Local Commendation for Invention, a separate event for Japan's Kanto region also sponsored by the JIII in 2005, Epson took one of the event's top honors, the Minister of Education, Culture, Sports Science & Technology's Award for its invention of pre-charge driven LCD equipment (Japan patent #2669418).

Epson's 21st Century Invention Award-winning manufacturing process for the production of OLED substrates was invented through the company's cultivation of unique inkjet technology for the consumer printer market, enabling Epson to apply techniques for controlling the impact of microscopic ink droplets to the manufacturing process for OLED displays. Through this groundbreaking innovation, Epson has cleared the way for the production of high-definition, OLED displays using inkjet technology.



An Epson representative receives the 21st Century Invention Award from Japan's Prince Hitachi-no-miya.

Examples of Recent Lawsuits Related to Counterfeit Printer Ink Cartridges

(As of May 20, 2006)

Date*	Region	Details and Outcome
May 2005	UK	• Suit alleging infringement of Epson's ink cartridge patent • Defendant: Environmental Business Products Ltd. • Outcome: Halt of import and sales and payment of compensatory damages to Epson.
June 2005	USA	• Suit alleging infringement of Epson's ink cartridge patent • Defendant: Hong Kong-based Multi Union Trading Co., Ltd. and its US-based retail unit Dynamic Print USA, Inc. • Outcome: Halt of import and sales and payment of compensatory damages to Epson.
July 2005	China	• Suit calling for "cease and desist" order due to infringement of Epson's ink cartridge patent • Defendant: China ConsumMall Technology (Shanghai) Co., Ltd. • Outcome: Halt of production and sales.
October 2005	UK	• Suit alleging infringement of Epson's ink cartridge patent • Defendant: CybaHouse Ltd. • Outcome: Halt of import and sales and payment of compensatory damages to Epson.
February 2006	USA	• Suit alleging infringement of Epson's ink cartridge patent; brought to the International Trade Commission • Defendant: 24 US-based makers of Epson printer-compatible ink cartridges • Outcome: Pending

* Dates indicate time of settlement. However, the February 2006 case is still ongoing, and the date indicates the time of filing.

Epson's stance on corporate governance is embodied in its commitment to sustaining trust-based management. Along with its continuing efforts to improve corporate value, Epson has initiated a number of practices designed to reinforce management checks and balances and strengthen compliance to ensure highly transparent and sound management in the eyes of customers, shareholders, employees and other stakeholders.

Corporate Governance

Basic Stance

Epson's auditing system is based around five statutory auditors. To ensure the independence of audits and increase transparency, three of the five members of the board of statutory auditors are external statutory auditors. To heighten audit effectiveness, statutory auditors attend sessions of the Corporate Strategy Council, the Corporate Management Meeting and other important business meetings. Statutory auditors also regularly examine approvals by management as well as other important decision-making documents. In addition, by holding regular meetings with internal auditors, the independent public accountant, and representative directors, the statutory auditors are able to directly assess the status of business operations. In April 2006, Epson conducted a review of its audit assistance staff system for the statutory auditors, resulting in the establishment of a new Audit Staff Office. This step has further clarified the independence of the statutory auditors, while enhancing the efficacy of the audits they conduct.

To ensure proper execution of its Creativity and Challenge 1000 mid-range business plan, Epson has also reassessed its management framework. To this end, while retaining the statutory auditor system the company has employed to date, Epson adopted a system of executive officers at its general meeting of shareholders in June 2006. Separating responsibility for decision-making and oversight from responsibility for operations permits Epson to pursue a business management style underpinned by faster decision-making. Accompanying these changes, Epson has reduced the number of directors from seventeen to ten. Aside from promoting more vigorous debate at meetings of the board of directors, this change has led to a system better able to emphasize the checks required for conducting sound management. Directors' terms have also been reduced from two years to one, giving greater weight to yearly corporate performance, clarifying directors' accountability, and ensuring they can be better assessed on the results of the missions they have been assigned. While Epson currently has no outside directors, it is nonetheless investigating effective systems that employ such directors in a bid to further improve its corporate governance.

Epson also has an internal compliance system in place that is designed to prevent any potential legal or internal regulatory violations within its operations. An internal audit office that reports directly to the president regularly audits operations, including those at Epson subsidiaries. The internal audit office evaluates the efficacy of governance processes, requests improvements where needed, and reports audit results to the president.

Epson has voluntarily established two committees specifically responsible for the appointment and remuneration of directors. The Nominating Committee is responsible for setting nomination criteria and for selecting candidates. The Compensation Committee is charged with defining the parameters of the remuneration system and drafting policies governing directors' remuneration. These committees conduct extensive deliberations in their respective areas, ultimately presenting their conclusions for consideration by the board of directors.

Improving the Internal Control System

Business Execution System

Epson is developing an organization to further ensure the proper and efficient execution of business. The company has outlined lines of authority and accountability across the entire Group, drafting detailed regulations in this regard pertaining to each job description, the delegation of operational duties, and the management of affiliated companies. Affiliated companies in particular must receive prior approval from the parent company for certain actions, which they are then mandated to report. Affiliate actions meeting certain criteria will become agenda items for the parent company's board of directors, creating a system for carefully overseeing business operations.

At least once every three months, those responsible for business operations must report to the board of directors on the following items:

- Current business performance and the performance outlook
- Risk management
- Important matters concerning business operations

Safeguarding and Management of Work-Related Information

The safeguarding and management of business information is carried out in accordance with company regulations regarding document management, management approvals, contract management and other relevant regulations. These and other documents are readily available for review by Epson directors and statutory auditors.

Compliance

Epson has drafted fundamental regulations that delineate its basic stance on compliance, and also has a well-defined compliance structure. As further proof of its commitment to implementing trust-based management, Epson has established principles of corporate conduct, as well as a code of conduct for employees based on these principles. The president bears ultimate accountability for ensuring overall compliance at Epson, with executives (directors) in each consolidated business and operating field responsible for compliance-based management in their respective domains.

As part of its organization for promoting compliance, Epson has set up a variety of compliance counseling options, including an in-house compliance hotline for compliance-related counseling and reporting possible violations. Web-based seminars for employees are also one of Epson's in-house compliance education tools. A deliberative body for discussing compliance-related matters, under the supervision of the president, has also been established. Full-time statutory auditors are among the body's members, providing a system that enables auditors to confirm the status of Epson's compliance program. Furthermore, the president regularly reports to the board of directors on compliance-related issues, formulating appropriate measures as needed.


EPSON

Principles of Corporate Conduct
(issued to employees in Japan)

Diagram of Epson's Internal Control System


General Shareholders' Meeting
Elect
Report
Elect
Submit/Report
Elect
Audit
Board of Directors
Audit
Independent Public Accountant
Elect
Report
Proposal/Report
Nominating Committee
Compensation Committee
Audit
Representative Director (President)
Proposal/Report
Corporate Strategy Council
Report
Statutory Auditors' Meeting
Internal Audit Office
Cooperate
Trust-Based Management Promotion Meeting
Executive Officers and Presidents of Affiliated Companies
Crisis Management Committee
Audit
Business Operations
Business Units and Affiliates
Corporate Management Meeting
Audit Staff Office
Various Strategy Councils

Risk Management

Epson has outlined fundamental regulations that form the basis of its system for risk management. These are accompanied by a well-defined risk management framework and detailed risk management procedures. Overall responsibility for risk management lies with the president, with executives each accountable for risk management in their respective consolidated business area or operational field.

A deliberative body has also been established under the president for discussing risk management issues. When major issues arise, the president is able to lead the entire company in mounting a swift first response, in line with Epson's predefined crisis management program. The president regularly reports to the board of directors risk management, formulating appropriate measures as needed.

Risks Managed by Epson


Compliance Management
Management Risk
• Leakage of sensitive information
• Crime against company
• Product liability
• Quality Incidents
Political/ Economic/ Social Risks
• Country risk
Risks from Accidents/ Natural Disasters
• Damage from disasters
• Computer system crashes

Audit System

Statutory auditors, guided by company regulations concerning auditors and audit procedures, are authorized to demand hearings from directors and other key personnel whenever such are deemed necessary in the execution of their audit duties.

Statutory auditors are authorized to attend sessions of the Corporate Strategy Council, the Corporate Management Meeting and other important business meetings. Statutory auditors are thus in a position to conduct their audits with the same level of information as directors. Epson's statutory auditors also regularly review important documents regarding management decision-making.

Epson has established and assigned specialized personnel to an Audit Staff Office to assist the statutory auditors in their duties. The board of statutory auditors is consulted regarding transfer and evaluation for personnel assigned to this office. Statutory auditors also hold regular discussions with the internal audit office and independent public accountant in their commitment to enhancing the efficacy of their audits. In addition, by holding regular meetings with representative directors, the statutory auditors are able to directly assess the status of business operations.

Disclosure Framework

In meeting its obligation to explain the company's actions to all stakeholders, Epson discloses corporate data in a timely, accurate, proper and fair manner. For information aimed at investors and shareholders, Epson has a dedicated Investor Relations Department, which is responsible for issuing shareholder-oriented publications, holding explanatory business presentations and other duties. The goal here is to promote greater understanding of Epson's operating results and management strategies to ensure that its shares are appropriately valued in the market.

In addition to reports of consolidated financial highlights, securities reports and other mandatory filings, Epson voluntarily produces a number of publications, including its annual report, shareholder newsletters, and materials from its business presentations. Moreover, presentations and audio voiceovers made at earnings announcements can be easily accessed in the IR section of Epson's corporate website.

Epson actively convenes a range of presentations. These are not merely limited to quarterly earnings presentations, but include explanations of Epson's business operations and tours of its production plants and other facilities. During the fiscal year ended March 31, 2006, Epson held presentations on strategies in the company's inkjet printer business, and offered tours of its LCD and printer production sites.

The IR section of Epson's corporate website: http://www.epson.co.jp/e/IR/investor_relations_index.htm

Environmental Activities

Environmental Management

Epson's environmental management is underpinned by the following Environmental Philosophy: Epson will integrate environmental considerations into its corporate activities and strive to meet high conservation standards in fulfilling its responsibilities as a good corporate citizen. Specific environmental policies include creating and providing Earth-friendly products; transforming all processes to reduce the burden on the environment; recovering and recycling used products; sharing environmental information and contributing to regional and international conservation efforts; and continually improving the environmental management system.

By proactively disclosing information about its environmental programs and achievements to the local and global community, Epson pursues its environmental program in partnership with local communities. In this way, Epson aims to be one of the leading environmental companies in every region where it operates.

Product Collection and Recycling Initiatives

Japan Under the Law for Promotion of Effective Utilization of Resources, manufacturers are required to collect and recycle PCs and small secondary batteries. Epson has complied with the law for its end-of-life PCs from corporate customers since 2002, and from households since 2003. The Company has also recovered and recycled since 1999 end-of-life printers, projectors, and POS systems on a voluntary basis, and has proactively sought to reuse metals and plastics collected in the process. Epson's recycling rate for items recovered from the Japanese market is 69%.

Europe In accordance with Europe's Waste Electrical and Electronic Equipment (WEEE) directive, manufacturers have been required since August 2005 to develop mechanisms and bear the costs for the recovery and recycling of electrical and electronic equipment. The effort to bring domestic laws in line with the WEEE directive continues to move forward in EU countries. As Epson adapts to the mechanisms being developed, the company is providing information to cooperating recycling professionals in the countries where it operates. While keeping a close watch on emerging legal changes, Epson, working primarily through its sales subsidiaries in Europe, will remain committed to these and other recycling actions going forward.

Ink Cartridge Collection through the Bellmark Program

Initiatives to wed Epson's cartridge collection drive with the Bellmark program in Japan have moved forward since 2004. First, special collection boxes for used ink cartridges from home and school are placed in schools* that have signed on to take part in the collection drive. Once full, these boxes are retrieved by Epson cartridge collection centers, and a Bellmark point certificate is issued based on the number of cartridges collected. These certificates are then sent by the school to the Bellmark Foundation. Identical in usage to ordinary Bellmark points, these points can be used toward the purchase of educational equipment. In the future, Epson hopes to continue actively promoting initiatives like cartridge recycling that demonstrate its concern for the environment and, at the same time, enable it to lend support to education.

* Approximately 7,800 schools participated in this program as of March 31, 2006.

Corporate Citizenship

Basic Policy for Social Contributions

Epson has formulated a Philosophy for Philanthropy and Giving that echoes the sentiment expressed in its Management Philosophy, as well as a related policy outlining key citizenship activities. As a good corporate citizen, Epson strives to coexist in harmony with the community, actively promoting social contribution programs alongside Epson employees who, as local citizens, are also committed to helping build a sustainable society. Education, culture and the arts, community events, environmental conservation, and public welfare and support for the needy comprise the five key activity areas stipulated in the Philosophy for Philanthropy and Giving.

In each country where it operates, this philosophy guides Epson's efforts to develop closer ties with local communities. Through its activities, Epson emphasizes the importance of finding ways to leverage the technological capabilities and expertise that support its operations to give something back to society. Looking ahead, Epson hopes to further deepen communication with society outside its walls. To this end, the company is devising a system that will facilitate participation in social programs by individual employees by, for example, making it easier to take time off for volunteer work.

Flowchart of Epson's Bellmark Activities


School contacts collection center
Participating school
Cartridges go to school collection boxes
Home
Products eligible for collection
Used ink cartridges for Epson inkjet printers, and used laser toner cartridges
Pickup of collected cartridges
Collection center
Certificate
Bellmark point certificate issued

Educational Support for Cambodia

The Seiko Epson Labor Union, in cooperation with the Shanti Volunteer Association (SVA), provides support for the education of Cambodian children via the union's social contribution fund. The union has so far helped build three elementary schools in Cambodia: Tonle Neam Primary School in Kampot Province, Phum Kor Primary School in Kampong Chhnang Province, and Prey Tup Primary School in Kampong Thom Province. Since the fiscal year ended March 31, 2006, the union has also been donating picture books from Japan with translated Khmer-language text pasted in, with union volunteers traveling to Cambodia to personally present the books to schoolchildren. As part of additional support for Cambodia's educational environment, the union, in addition to the donation of more picture books, will focus on providing support to foster the training of librarians and educators for three years starting from the fiscal year ending March 31, 2007.

Tree-Planting Programs

Epson has been involved in tree-planting programs in Indonesia, China and other parts of the world where it operates. Since 2002, Epson has supported research efforts by Japan's Shinshu University in China aimed at reforesting wastelands in the Inner Mongolia Autonomous Region and Henan Province. With test trials having already begun to yield results, plans are under way to apply this reforestation technology in similar spots in other regions. Meanwhile, Epson's tree-planting on the island of Kalimantan in Indonesia have entered their sixth year; mahogany trees planted in the program's first year have since grown to 7 to 8 meters in height.

Having positioned harmony with the natural environment as a key management issue, Epson plans to maintain its active role in tree-planting programs.


EPSON
Sustainability Report 2006

Refer to Epson's Sustainability Report for more information regarding Epson's environmental and social contribution activities. The report can be found online at:

http://www.epson.co.jp/e/community/community_index.htm

* Epson Sustainability Report 2006 will be published in August 2006.



Cambodian schoolchildren and members of the Seiko Epson Labor Union



The experimental cylindrical block technique being used in Henan Province, China



Mahogany trees planted by Epson

Commencement of Operations at Epson Toyocom Corporation

Epson Toyocom Corporation (Epson Toyocom), a new company integrating the Company's quartz device business and Toyo Communication Equipment Co., Ltd. (Toyo), commenced full-scale operations on October 1, 2005.

Quartz devices serve an important role as key components for wireless communication equipment, PC clock functions and other digital IT equipment. Integrating Epson's strengths in timing devices for the consumer market, an offshoot of its watch business, and Toyo's core competencies in devices for industrial applications, has helped the companies create complementary product lineups and production facilities. The integration has leveraged the respective strengths of the two companies in areas such as volume production, microfabrication, and high-precision fabrication technology to bolster overall technical prowess. Meanwhile, the benefits of faster product development have already led to the announcement of products that capitalize on synergies.

Following close on the heels of the quartz device business integration, Epson integrated its optical device operations with those of Epson Toyocom on April 1, 2006. Optical technology has seen growing demand for greater precision, driven by the push for shorter wavelengths and higher speeds, as well as the spread of broadband. Many believe this trend is ushering in an era where market competitiveness will be largely determined by stronger technology development capabilities. Epson's optical device business has strengths in optical components for 3LCD projectors, in curved surface treatment technology honed in the manufacture of plastic corrective lenses, and in other sophisticated technological capabilities. Among Epson Toyocom's core competencies in optical devices are optical image correction filters for digital cameras, and basic components for optical pickups found in DVD recorders and other equipment. Bringing these optical device operations together has now made it possible to share more efficiently markets, technologies, development resources and other assets held by both companies.

In implementing its 3D Strategy going forward, Epson Toyocom will push for the horizontal development of its timing, sensing and optical device operations, along with the aggressive vertical development of increasingly sophisticated product propositions. In bringing proposals for more efficient products to the global marketplace, Epson Toyocom is aiming to become the world leader in quartz devices.

Epson Toyocom Business Strategy

Becoming the World Leader in Quartz Devices

3D Strategy We will create world-leading crystal devices by cultivating and combining our core technologies of timing devices (TD), optical devices (OD) and sensing devices (SD).

Modularization

Timing Devices (TD)

Optical Devices (OD)

Sensing Devices (SD)

Higher added value (Vertical development)

Higher added value (Horizontal development)

Timing Devices
These electrical devices keep the correct time and provide the critical timing (or "clock") necessary for high-speed data transmission.
(Example, Quartz crystal units, oscillators)

Optical Devices
These devices are used primarily as optical filters for image correction in digital cameras and in optical pickups in DVD drives.
(Example, Optical low pass filters)

Sensing Devices
These devices convert quantifiable physical phenomenon (example, angular velocity, temperature, pressure) into electrical signals.
(Example, Gyro-sensors, heat sensors)

Sponsorship of the Helsinki World Championships in Athletics as Official IT Partner

Epson sponsored the 10th IAAF* World Championships in Athletics, held from August 6 through August 14, 2005 in Helsinki, Finland, as an official IT partner of the event. Epson has been responsible for collecting recorded times, distances and other data and information vital to the event since its involvement in the Athens Championships in 1997. Epson also provides Internet and print media services to participants as part of its support for this premier track and field competition.

Two principal reasons drive Epson's sponsorship of the World Championships and other sporting events. The first is a desire to be part of an event that transcends language, ethnicity and national borders and has the power to excite people the world over. Secondly, the drive that athletes show in attempting to beat records and push themselves to new limits meshes perfectly with Epson's own corporate ethos of creativity and challenge. Sponsorship also gives the Epson name added exposure to people worldwide, providing an excellent opportunity to build on a familiar corporate image already associated with reliability and peace of mind. Epson plans to continue its sponsorship when the World Championships come to Osaka in 2007 and Berlin in 2009.

* IAAF: International Association of Athletic Federations

Winner in Three Categories at the TIPA Awards 2006

The Epson Perfection V750 Pro flatbed scanner, the Epson Stylus Photo RX640 all-in-one printer, and Epson UltraChrome K3 ink technology each won awards at the Technical Imaging Press Association (TIPA) European Photo and Imaging Awards 2006. Epson products took top honors in the best flatbed photo scanner, best A4 multifunction photo printer, and the best printing technology categories.

TIPA is comprised of 31 magazines from 12 countries across Europe that mainly specialize in camera and video topics. Each year, TIPA selects from among all the photo and imaging products released in Europe, presenting awards to those judged to be superior products.

Over the years, Epson has earned a reputation for excellence in the market for printers, scanners and other imaging equipment, as well as for advanced imaging solutions that integrate these devices. Going forward, Epson will continue to explore new possibilities for expanding the digital photo market in the drive to deliver advanced products and services.


TIPA
2006



Epson Perfection V750 Pro


EPSON

A scene from the Helsinki World Championships in Athletics.



Epson Stylus Photo RX640



An inkjet printer featuring Epson UltraChrome K3 ink

Epson at a Glance

	Proportion of sales* (Year ended March 31, 2006)	Net sales (Billions of yen)	Operating income (loss) (Billions of yen)

Information-Related Equipment



PictureMate 500 (small photo printer)

EMP-TWD1 (home projector)


60.2%


1,000
800
600
400
200
0
2002
2003
2004
2005
2006


100
80
60
40
20
0
2002
2003
2004
2005
2006

Electronic Devices



Panel featuring Photo Fine Chromarich technology for a wide color gamut



High-temperature polysilicon TFT LCD panel


32.5%


600
500
400
300
200
100
0
2002
2003
2004
2005
2006


50
40
30
20
10
0
−10
−20
−30
2002
2003
2004
2005
2006

Precision Products



The Seiko Brightz SAGZ007 world-time radio-controlled watch



Six-axis vertical articulated robot ProSix


5.3%


100
80
60
40
20
0
2002
2003
2004
2005
2006


5.0
2.5
0
−2.5
−5.0
2002
2003
2004
2005
2006

Other


2.0%

* The proportion of sales is calculated exclusive of eliminations and corporate.

Main Businesses	Major New Products and Developments
• Printers: Printers and related supplies, color image scanners, mini-printers, POS systems and related products, and other products • Visual instruments: 3LCD projectors, large LCD projection TVs, LCD monitors, label writers, and other products • Other: PCs and other products	• In the printer business, Epson launched the sale of professional-use printers pre-loaded with its new Epson UltraChrome K3 pigment inks, enabling these printers to offer stable grayscale balance, precise color control and smooth tone transitions. Epson commenced sales of inkjet printers for high-quality photo printing, using a process that combines photographic paper, for a beautiful finish, with a number of key technologies. These include auto-correction for backlighting and color blurring when photographing people, and a new image-rendering technology that allows users to print in lifelike colors, as well as archival-quality ink technology. • In visual instruments, Epson brought to market a home projector with an integrated DVD player and speaker system, in line with its ongoing pursuit of products that are easy to use and set up.
• Displays: Small- and medium-sized LCDs, high-temperature polysilicon TFT-LCD panels for 3LCD projectors, and other products • Semiconductors: CMOS LSIs and other products • Quartz devices: Crystal units, crystal oscillators, and other products	• In the display business, Sanyo Epson developed LCDs equipped with its Photo Fine Chromarich and Photo Fine Vistarich technologies. Panels with Photo Fine Vistarich allow viewing of images along a 180-degree viewing arc with excellent contrast and almost no change in color. Combined with Photo Fine Chromarich technology, viewers can enjoy vibrant still and moving images. • In quartz devices, Epson Toyocom Corporation, a company integrating the quartz device operations of Epson and Toyo Communication Equipment Co., Ltd., began operating on October 1, 2005. (For more details, refer to "Management Topics" on page 30.)
• Watches: Watches, watch movements, and other products • Optical devices: Plastic corrective lenses and other products • FA products: Horizontally articulated robots, IC handlers and other products	• In watch operations, Epson, in collaboration with Junghans Uhren GmbH of Germany, developed watch movement technology that can correct itself by receiving radio signals in three different regions across the planet. Epson brought its strengths in high-precision processing and low-power consumption device technologies to bear in this joint development project, leading to the slimmer gears and more compact electronic devices that enabled development of a multifunctional watch with a thickness of just 3.5 millimeters. • In factory automation products, Epson enhanced its lineup of six-axis vertical articulated and compact industrial robots for high-speed, high-precision tasks.
• Intra-Group services, business incubation, and others	• In intra-Group services, Epson subsidiaries continue to develop a range of services for the Epson Group. • Among its business incubation projects, Epson is fostering a variety of businesses with commercial potential, and is involved in a number of promising R&D projects. (Refer to Research and Development Strategies on page 18 for more information.)

* Product names and specifications vary among markets.

Principal Subsidiaries and Affiliates

(As of March 31, 2006)

Company Name	Location	Main Business
■ Subsidiaries		
Epson Sales Japan Corporation	Japan	Sales of information-related equipment
Epson Direct Corporation	Japan	Sales of information-related equipment
Tohoku Epson Corporation	Japan	Manufacture of information-related equipment and electronic devices
Epson Toyocom Corporation	Japan	Manufacture and sales of electronic devices
Sanyo Epson Imaging Devices Corporation	Japan	Manufacture and sales of electronic devices
Orient Watch Co., Ltd.	Japan	Manufacture of information-related equipment and electronic devices
U.S. Epson, Inc.	U.S.A.	Regional headquarters
Epson America, Inc.	U.S.A.	Sales of information-related equipment and precision instruments
Epson Electronics America, Inc.	U.S.A.	Sales of electronic devices
Epson Portland Inc.	U.S.A.	Manufacture of information-related equipment
Epson El Paso, Inc.	U.S.A.	Manufacture of information-related equipment
Epson Europe B.V.	Netherlands	Regional headquarters
Epson (U.K.) Ltd.	U.K.	Sales of information-related equipment
Epson Deutschland GmbH	Germany	Sales of information-related equipment and precision instruments
Epson Europe Electronics GmbH	Germany	Sales of electronic devices
Epson France S.A.	France	Sales of information-related equipment
Epson Italia s.p.a.	Italy	Sales of information-related equipment
Epson Iberica, S.A.	Spain	Sales of information-related equipment
Epson Telford Ltd.	U.K.	Manufacture of information-related equipment
Epson (China) Co., Ltd.	China	Regional headquarters
Epson Korea Co., Ltd.	Republic of Korea	Sales of information-related equipment
Epson (Shanghai) Information Equipment Co., Ltd.	China	Sales of information-related equipment
Epson Hong Kong Ltd.	China	Sales of information-related equipment and electronic devices
Epson Taiwan Technology & Trading Ltd.	Taiwan	Sales of information-related equipment and electronic devices
Epson Singapore Pte. Ltd.	Singapore	Regional headquarters; sales of information-related equipment and electronic devices
Epson Australia Pty. Ltd.	Australia	Sales of information-related equipment
Suzhou Epson Co., Ltd.	China	Manufacture of electronic devices
Tianjin Epson Co., Ltd.	China	Manufacture of information-related equipment
Epson Precision (Hong Kong) Ltd.	China	Manufacture of information-related equipment and precision instruments
Sanyo Epson Imaging Devices (H.K.) Ltd.	China	Manufacture of electronic devices
Singapore Epson Industrial Pte. Ltd.	Singapore	Manufacture of information-related equipment, electronic devices and precision instruments
P.T. Indonesia Epson Industry	Indonesia	Manufacture of information-related equipment
Epson Precision (Philippines), Inc.	Philippines	Manufacture of information-related equipment and electronic devices
Sanyo Epson Imaging Devices (Phils.) Inc.	Philippines	Manufacture of electronic devices
Epson Toyocom Malaysia Sdn. Bhd.	Malaysia	Manufacture of electronic devices
72 other companies		
■ Affiliates		
Yasu Semiconductor Corporation	Japan	Manufacture of electronic devices
Time Module (Hong Kong) Ltd.	China	Sales of precision instruments
6 other companies		

Financial Section

Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Operating Results

Net Sales

Consolidated net sales increased ¥69,818 million, or 4.7%, to ¥1,549,568 million. This growth was mainly attributable to an increase of ¥44,356 million, or 9.2%, in sales in the electronic devices segment, and an increase of ¥30,414 million, or 3.2%, in sales in the information-related equipment segment.

Sales for each business segment were as follows:

In the information-related equipment segment, sales were up ¥30,414 million, or 3.2%, to ¥976,443 million. Results by product category were as follows:

LCD projectors, though impacted by falling prices, saw steady growth in sales volume among business-use customers. Laser printers, including related supplies (the same applies to various printers mentioned below), mirrored this result, with sales volume up despite steadily declining prices. Sales of inkjet printers, meanwhile, rose on the back of a lower yen versus other major currencies and growth in multifunction printer volumes. This growth came in spite of declines in prices and single-function printer volumes.

In the electronic devices segment, sales increased ¥44,356 million, or 9.2%, to ¥526,967 million. Results by product category were as follows:

Prices for color STN-LCDs and MD-TFD LCDs for mobile phones fell in the face of intensifying competition. In addition to falling prices, sales volumes were also lower for high-temperature polysilicon (HTPS) TFT-LCD panels for LCD projectors in line with lower demand. Sales of system LSIs and LCD driver ICs, meanwhile, were affected by both lower sales volumes and falling prices accompanying increased competition. Elsewhere, sales benefited from the full-year contribution of SANYO EPSON IMAGING DEVICES CORPORATION, where operations began in October 2004. This had the effect of lifting sales volumes for both amorphous silicon TFT LCDs and low-temperature polysilicon TFT LCDs. Similarly, while prices for quartz crystal devices were lower overall, sales volumes nonetheless rose in step with Epson's business integration with Toyo Communication Equipment Co., Ltd.

In the precision products segment, sales increased ¥4,635 million, or 5.7%, to ¥85,778 million. Increased demand for IC handlers accompanying a firm semiconductor market, as well as higher sales volumes for plastic corrective lenses, were the main factors behind this increase.

In the other segment, sales decreased ¥1,533 million, or 4.4%, to ¥32,977 million.

Net Sales by Business Segments

	Millions of yen, except percentages					
	Year ended March 31					
	2004		2005		2006	
Information-related equipment	¥ 920,380	62.5%	¥ 946,029	61.3%	¥ 976,443	60.2%
Electronic devices	441,153	30.0	482,611	31.2	526,967	32.5
Precision products	81,102	5.5	81,143	5.3	85,778	5.3
Other	29,457	2.0	34,510	2.2	32,977	2.0
Total	1,472,092	100.0%	1,544,293	100.0%	1,622,165	100.0%
(Eliminations and corporate)	(58,849)		(64,543)		(72,597)	
Total net sales	¥1,413,243		¥1,479,750		¥1,549,568	

Cost of Sales and Gross Profit

Cost of sales increased ¥124,770 million, or 11.7%, to ¥1,194,781 million, rising 4.8 percentage points to 77.1% of net sales. The increase in the cost of sales tracked the higher sales, while the rise in the cost of sales ratio reflected the effects of falling prices, particularly in the electronic devices segment, which outweighed the benefits of cost-cutting.

As a result of these factors, gross profit decreased ¥54,952 million, or 13.4%, to ¥354,787 million. The gross profit margin ratio declined by 4.8 percentage points to 22.9%.

Selling, General and Administrative Expenses and Operating Income

Selling, general and administrative (SG&A) expenses increased ¥10,257 million, or 3.2%, to ¥329,029 million. While advertising expenses and the provision for doubtful accounts decreased by ¥879 million and ¥46 million, respectively, these decreases were negated by respective increases of ¥1,667 million and ¥1,464 million in research and development costs and salaries and wages. Other expenses also increased in line with higher sales.

Because of the foregoing factors, operating income was down ¥65,209 million, or 71.7%, to ¥25,758 million, falling 4.4 percentage points to 1.7% of net sales. Operating income for each business segment was as follows:

In the information-related equipment segment, operating income declined ¥16,534 million, or 26.9%, to ¥45,021 million. This result was largely attributable to the impact of falling inkjet printer prices.

The electronic devices segment recorded an operating loss of ¥9,759 million, a decline of ¥48,312 million from last year's profit. This was attributable to a decline in the gross profit margin due to several factors: lower revenue from HTPS TFT-LCD panels for LCD projectors, higher expenses associated with operations at the Chitose Plant, and lower revenue from color STN-LCDs for mobile phones, system LSIs and LCD driver ICs.

In the precision products segment, operating income decreased ¥85 million, or 3.5%, to ¥2,351 million. This was mainly due to higher expenses related to investments for boosting production of optical devices, which offset the benefit of increased revenue from IC handlers and other products.

In the other segment, there was an operating loss of ¥12,780 million, a decrease of ¥224 million compared to the prior fiscal year.

Other Income and Expenses

During the year under review, other expenses subtracted from other income resulted in a net expense of ¥45,805 million, ¥28,485 million more than the net expense of ¥17,320 million in the prior fiscal year. In the previous year, this net expense was largely due to a charge of ¥4,608 million booked as reorganization costs related to a review of Epson's product mix in display operations. In contrast, Epson booked ¥45,532 million in expenses during the year under review related to the consolidation and elimination of production bases, and the realignment of production lines, in its semiconductor and display operations.

Income (Loss) Before Income Taxes and Minority Interest

As a result of the foregoing, Epson booked loss before income taxes and minority interest of ¥20,047 million, down ¥93,694 million from income posted in the previous year.

Income Taxes

Income taxes decreased ¥10,714 million to ¥9,187 million, reflecting two main factors. The first was a temporary difference accompanying the booking of reorganization costs during the year under review, namely from the recognition as deferred tax assets of amounts expected to be recoverable. The second was a decrease in income taxes due to the decline in income (loss) before income taxes and minority interest. Due to increased valuation allowances at the Company's subsidiaries and other factors, the effective tax rate was -45.8%, compared with 27.0% in the previous fiscal year.

Minority Interest

A loss of ¥11,317 million was recorded for minority interest in subsidiaries, an increase of ¥9,374 million from the previous year. This stemmed mainly from the interest of minority shareholders in increased loss at the Company's subsidiaries.

Net Income (Loss)

As a result, Epson posted net loss of ¥17,917 million, down ¥73,606 million from the previous year's net income.

Liquidity and Capital Resources

Cash Flow

Net cash provided by operating activities was ¥117,497 million, down ¥44,992 million from the fiscal year ended March 31, 2005. Cash flows from operating activities decreased mainly due to the booking of net loss of ¥17,917 million for the year under review, reversing net income of ¥55,689 million posted for the previous fiscal year.

Net cash used in investing activities was ¥95,266 million, a decrease of ¥4,130 million compared to the prior fiscal year. The decrease was mainly attributable to the booking as net proceeds of cash and cash equivalents received in the Company's business integration with the Toyo Group.

Net cash provided by financing activities was ¥19,123 million, in contrast to net cash used of ¥96,373 million in the prior fiscal year. In the year under review, this was largely due to net increases in short-term borrowings of ¥18,471 million (versus a net decrease of ¥40,577 million a year earlier), and the issue of ¥50,000 million in bonds, the proceeds from which were used for repayments of long-term debt from financial institutions.

Due to these factors, cash and cash equivalents as of March 31, 2006 stood at ¥280,114 million, an increase of ¥45,210 million from the previous fiscal year-end.

The Company has organized lines of credit with 11 banks totaling ¥80,000 million with the goal of enabling it to procure funds with greater efficiency. As of March 31, 2006, none of this credit was drawn on. In combination with cash and cash equivalents of ¥280,114 million at March 31, 2006, Epson believes that it has sufficient liquidity.

Financial Condition

Total assets as at March 31, 2006 were ¥1,325,206 million, an increase of ¥27,416 million compared to March 31, 2005.

Current assets increased ¥48,690 million, while fixed assets declined ¥21,274 million. Current assets increased largely atop of an increase in cash and cash equivalents for the year. This was made possible by a net increase in short-term borrowings, which enabled the Company to newly acquire commercial paper to enhance working capital efficiency. Meanwhile, the decrease in fixed assets was the result of efforts to restrain capital investment and impairment losses, particularly in the electronic devices segment.

Total liabilities as at March 31, 2006 were ¥818,981 million, an increase of ¥20,718 million compared to March 31, 2005. Current liabilities and long-term liabilities each increased by ¥2,770 million and ¥17,948 million, respectively. Despite decreases in notes and accounts payable, trade and accounts payable, other, the increase in current liabilities was due mainly to increases in short-term borrowings, including the current portion of long-term debt scheduled for repayment within one year. The increase in long-term liabilities mainly reflected an increase in accrued pension and severance costs. As mentioned earlier, the Company also issued bonds during the year under review, the proceeds from which were used for the repayment of long-term debt. This action, however, had minimal impact on the level of long-term debt under long-term liabilities.

Working capital, defined as current assets less current liabilities, was ¥288,031 million, an increase of ¥45,920 million compared to March 31, 2005. This result was mainly due to the increase in cash and cash equivalents discussed under current assets.

The ratio of debt to total assets was 32.4% as at March 31, 2006, compared to 30.4% at the previous fiscal year-end, and was primarily due to increases in short-term borrowings.

Risks Related to Epson's Business Operations

The matters relating to the state of business and financial statements set out in this report that might have a material affect on the investors' decisions are as follows.

It is Epson's policy to be aware of the possibilities of these risks arising and to strive to prevent them from arising or respond to them if they do arise.

This section mentions matters that relate to the future based on judgments made as of June 26, 2006.

(1) Epson relies to a significant degree on profits from its inkjet printer business

Epson's ¥973,690 million of sales from its information-related equipment business for the year ending March 2006 constituted 62.8% of its consolidated sales, which were ¥1,549,568 million (excluding inter-segment). Inkjet printers and consumables accounted for much of the sales and profits of the information-related equipment business. So there is a possibility that sluggish sales of inkjet printers and their related supplies will have a material adverse effect on Epson's results.

(2) Price competition causes a downward trend in prices

Market prices of information-related equipment are declining seriously, because, recently, competition has been intensifying further and there has been a shift in demand toward cheaper products. A slackening in demand or an excess of supply in mobile communications devices and related devices has currently caused a remarkable decline in prices of electronic components for mobile communications devices, such as color LCDs and LCD-driver ICs, and could similarly affect other products.

Epson is striving to improve profitability by reducing production costs, such as by using low-cost designs, and is taking measures to fight the trend of declining prices, such as by expanding sales of high-value-added products. However, there is no assurance, of course, that these efforts will succeed, and if Epson is unable to respond effectively to counteract the declining prices trend, its results might be adversely affected.

(3) Epson's technologies compete with the technologies of other companies

Some of Epson's products that it sells contain technology with which Epson competes against other companies. For example,

1. Epson's Micro Piezo technology*1 that it uses in its inkjet printers competes with the thermal inkjet technologies*2 of other companies; and
2. Epson's 3LCD technology*3 that it uses in its projectors and large LCD projection TVs competes with other companies' DLP*4 and LCOS*5 technologies.

Epson believes the technology it uses in these sorts of products is technologically superior to the alternative technologies of other companies, but if consumer opinion with respect to Epson's technology changes, or if other revolutionary technologies appear on the market and compete with Epson's technologies, Epson may lose that competitive edge and its results might consequently be adversely affected.

*1. Micro Piezo technology is an inkjet printer technology created by Epson that manipulates so-called piezoelectric elements to fire small droplets of ink from the printer nozzle.

*2. Thermal inkjet technology is a type of technology for printers whereby the ink is heated to create bubbles and the pressure from the bubbles is used to fire the ink. (Some manufacturers call this technology by different names such as bubble jet technology.)

*3. 3LCD technology is a technology whereby TFT displays are used as light valves. The light from the light source is divided into the three primary colors (red, blue, and green) using a special mirror, the picture is created on separate LCDs for each color, and then the picture is recombined and projected on the screen.

*4. The DLP technology is a technology that uses a digital micro-mirror device (DMD) as a display device. A DMD is a display device on which hundreds of thousands of micro mirrors are arranged, each mirror directing light onto its own individual pixel, and the image is created by the light from the light source being reflected from the mirrors onto the screen. DLP is a trademark of Texas Instruments Incorporated.

*5. LCOS technology is a technology that uses liquid crystal on silicon (LCOS) as a display device. It is characterized by the extremely large number of openings on the surface of the reflective LCD panel. Because the circuits and the switching elements are etched underneath the reflective layer, there is no need for the BM (a light-blocking layer that prevents light from falling on the pixel transistor area), making for a seamless display of the picture.

(4) Epson might experience a reduction in the market for Epson-brand consumables

Consumable products for inkjet printers, especially ink cartridges, are particularly important to Epson's sales and profit. There are third parties who supply ink cartridges that can be used in Epson printers. These alternative products are generally sold at prices cheaper than Epson's brand products, and they are slowly gaining market share in Japan and the United States, but even more so in Europe and developing countries. Such third parties will continue to expand their share of the market for these alternative products in the future, so for Epson to remain competitive, it might have to lower its prices of such consumables.

In responding to such risks as a decline in its share of the market for Epson-brand products and a reduction in prices, Epson has introduced onto the market, in accordance with the demands and tastes of consumers in each region, its own products that appeal to consumers searching for quality and ease of use. For example, Epson aims to maintain and improve the quality of its products, striving to boost their user-friendliness, such as by using even longer lasting ink and an array of single-color ink cartridges. Epson will also take legal measures if any of its patent rights or trademark rights it holds over its ink cartridges are infringed.

There is no assurance, however, that any of these efforts will be effective, and if Epson's profit from consumable products for inkjet printers declines because, for example, in the future the market share occupied by the alternative products increases further or Epson must reduce the prices of its brand products, then Epson's results might consequently be adversely affected.

(5) A change in the market could affect Epson

Epson is focusing its managerial resources into its "3i" business domain, which comprises the three businesses Epson believes have high growth potential: imaging on paper ("i1"), imaging on screen ("i2"), and imaging on glass ("i3"). It is engaged in its strategy of establishing ties among and bringing together its finished products and devices businesses while continuing to expand its myriad areas of business.

1. imaging on paper ("i1")
   This business aims to break away from the traditional idea of the printer being merely a computer peripheral and decentralize printing by printers. For example, it intends to increase the opportunities for printing directly from mobile communication devices and digital cameras without having to connect to a computer and aims to have printers perform tasks such as printing analogue photographs, making copies, and performing tasks conventionally carried out by commercial printing companies.
2. imaging on screen ("i2")
   In addition to further enhancing the presence of Epson projectors in the business market, by capitalizing on the move toward digital broadcasting and the increase in quality of image contents, Epson aims to expand its business market by pushing further into the markets for home entertainment.
3. imaging on glass ("i3")
   In this business domain, Epson aims to develop novel technologies and new applications, such as small and medium-sized LCDs that stand out as unique from the rest, and organic light-emitting diodes (OLED). Epson will also further build on and expand its inherent strengths, and through a fusion of such things as semiconductor technology and color image display technology create technologies that cannot be copied by other companies and utilize them in creating new products.

However, because technological innovation and product cycles are so extremely fast in these markets for Epson's products into which it is focusing its managerial resources, if Epson is unable to respond flexibly to such changes and develop and introduce competitive products, or if the product does not grow as much as is anticipated, then Epson's results could consequently be adversely affected.

(6) Epson relies on certain clients in its electronic devices business

Over half of Epson's sales in its electronic devices business are dependent on Epson's top five major customer groups (which includes each of their suppliers). Epson treats mobile communications devices as a business domain and pours its managerial resources into such efforts as developing technologies and securing production capacity. As a result of this, Epson has a record of transactions with the market's major manufacturers of mobile communications devices and has established good relationships among these customers, such as by engaging in the medium-term joint development of products.

Epson believes that these trends will not change in the future, but there is a possibility that these major customers will not carry out the same scale of business with Epson as they have done in the past. If Epson was to lose its business with these clients, Epson's results of operations could consequently be adversely affected.

(7) Trends in the semiconductor market might adversely affect Epson

There are various trends in the electronics devices market, such as for semiconductors and for devices for mobile communication devices, that reflect product life cycles and the economic environment. History also shows that large declines in the industry are cyclical, and when that happens, demand becomes sluggish, there is excess production, and prices fall.

A deterioration in the situation in, for example, the electronics devices market, such as for semiconductors and for devices for mobile communication devices, could adversely affect Epson's financial condition and results of operations. There is also no assurance that Epson can always accurately predict future trends, and it is possible that Epson might not be able to make investments that are timely or appropriate enough to respond to market trends.

(8) Epson competes with other companies in all its businesses

Epson faces serious competition in all its businesses with the following types of companies, and this competition could adversely affect Epson's results.

1. Powerful companies with large amounts of funds or strong financial compositions.
2. Companies in Taiwan, Korea, or China, for example, which have the ability to manufacture competitive products or compete on prices in Epson's markets.

In addition to the above competition, there is also the possibility that powerful companies Epson is not currently in competition with may use their brand power, technological strength, ability to procure funds, excellent marketing resources, sales skills, or ability to produce at low costs to enter a business area of Epson's and compete with it.

(9) There are risks inherent in contributing to Yasu Semiconductor Corporation

In June 2001, the Company established Yasu Semiconductor Corporation ("YSC") through a joint venture with International Business Machines Corporation and its affiliates (collectively, "IBM"), with the aim of, among other things, operating a facility that produces semiconductors incorporating 200 mm silicon wafer chips, which up to then IBM had controlled in Japan. Upon the establishment of YSC, Epson acquired 50% of total issued shares of ¥8.1 billion. IBM has an option, effective from the end of June 2006, to sell its 50% of YSC shares to Seiko Epson for ¥9.5 billion, and Seiko Epson has an option, effective from the same date, to buy those shares for ¥9.5 billion. In the board of directors' meeting held on June 23, 2006, Seiko Epson resolved to start procedures of the exercise of such option and Seiko Epson plans to operate YSC as its wholly owned subsidiary in future.

Epson currently produces semiconductors at YSC, but there is no assurance that YSC's business plans will not change despite the business environment or business restructuring of Epson's semiconductor products, and such a change in business plan may adversely affect Epson's business performance.

(10) Expanding businesses overseas entails risks for Epson

Epson is continuing to expand its businesses overseas; 68.7% of its consolidated sales for the business year ending March 2006 were overseas sales. Epson has production bases all over Asia, such as China, Indonesia, Singapore, and Malaysia, and in the United States, the United Kingdom, Mexico, and Brazil. It has also established many distribution companies all over the world. Epson's employees overseas as of March 2006 accounted for 74.1% of its overall employees.

Epson believes that this global expansion has many merits that makes it possible to undertake market activities that precisely ascertain market needs of each individual region and leads to the securing of high-cost competitiveness through cutting production costs and reducing lead times. There are, however, unavoidable risks related to producing and selling overseas that come with expanding businesses overseas, some of which are changes in government laws, ordinances, or regulations related to production and sale, social, political, or economic changes, transport delays, damage to infrastructure (e.g., power supply), restrictions on currency exchanges, insufficient skilled labor, change in regional labor environment, changes in taxes, regulations, or the like, protective of trade, and laws, ordinances, regulations, or the like related to the import and export of Epson products.

(11) The intense technological innovation required of Epson entails risks

Because Epson is engaged in manufacturing and selling products that require advanced technologies, technology is an extremely vital element of Epson's businesses. Epson possesses the core technologies—for example, ultra-fine, ultra-precise processing technologies, low-power consumption technologies, thin-film technologies, surface treatment technologies, high-density mounting technologies, digital control technologies, and digital color image processing technologies. By evolving and fusing these technologies, Epson has been able to manufacture and sell products that meet customers' needs, thereby developing the presence for itself that it has today.

But because the rate of technological innovation required in most of the fields of Epson's products is so intensely fast, in order to respond swiftly to customer needs responding to changes in technology, Epson sometimes must make long-term investments or capital spending based on product predictions. Thus, while Epson is making every effort to respond to such intense technological innovations, such as by striving to grasp the needs of the market and customers in all of its businesses, and being actively engaged in medium-term joint product development projects with major customers, particularly in the electronics devices business, there is no assurance that these efforts will succeed. If they do not succeed, Epson's results could consequently be adversely affected.

(12) The short life cycle of certain products makes Epson vulnerable to certain risks

Epson is manufacturing and selling products that generally have short life cycles, such as consumer products. Epson has its own group distribution network throughout the world and is taking various measures, such as trying to understand, through its distribution subsidiaries and branches, the needs for different products in each region and striving to reduce lead time by establishing production bases in regions close to consumers. But if the transition from existing products to new products does not go smoothly, Epson's results could consequently be adversely affected.

Factors affecting whether the transition to new products goes smoothly include delays in the development or production of Epson's new products, competitors' timing in introducing their new products, the difficulty in predicting changes in consumers' needs, a slowdown in purchases of existing products, and competition between Epson's existing and new products.

(13) Procuring products and outsourcing the manufacture of products comes with risks to Epson

Epson procures parts, half-finished products, and finished products from third parties, but it has generally conducted transactions without entering into any long-term purchase agreements. Epson is developing upon its efficient procurement activities by cooperatively engaging with such suppliers in maintaining product quality, improving products, and reducing costs. But if its ability to procure was to be adversely affected by, for example, insufficient supply from a third party, poor quality of products supplied, or the like, then Epson's results could consequently be adversely affected. Epson strives to, in principle, procure parts and the like from multiple suppliers, but there are some cases in which it can only procure parts of, for example, actuators, which are the primary component of the printer head in medium- and low-cost printers, because it is difficult to procure an alternative component from another company.

On the manufacturing side of business, Epson outsources the manufacturing of parts of products, such as laser printers and inkjet printers in the low price range, image scanners, and computers. If demand for such products rises severely, it will become difficult to secure alternative or additional manufacturers to outsource to, and Epson might become vulnerable to such risks as an increase in costs or a delay in production. Also, although Epson is outsourcing the manufacture of parts of products in the semiconductor business to silicon foundries*6, if the foundries cannot timely and reliably manufacture products that meet Epson's specifications at an appropriate price, Epson's results could consequently be adversely affected.

*6. A silicon foundry is a business that contracts to produce semiconductors in accordance with its clients' designs.

(14) Epson faces risks concerning the securing of personnel

It is vital that Epson secure qualified engineers and other technical personnel both in Japan and overseas for the development and manufacture of Epson's advanced new technologies and products, but the competition for recruiting such qualified engineers and other technical personnel is becoming increasingly intense. Epson is putting considerable effort into securing qualified engineers and other technical personnel by establishing research and development bases and design bases both in Japan and overseas. But if Epson is unable to continue to use or employ enough qualified engineers and other technical personnel, the carrying out of its business plans could be adversely affected.

(15) Fluctuations in foreign currency exchanges create risks for Epson

A significant portion of Epson's sales are denominated in U.S. dollars or the Euro. Because Epson is striving to expand its overseas procurement and move its production bases overseas, thereby attracting an increase in expenses in foreign currencies linked to the euro or U.S. dollar, although it offsets a significant portion of its U.S. dollar-denominated sales, its euro-denominated sales have become bigger than its euro-denominated expenses. Also, although Epson has executed currency forwards and currency options to hedge against the risks inherent in foreign currency exchanges, unfavorable movements in foreign currency exchange rates such as the U.S. dollar or euro against the yen could adversely affect Epson's results.

(16) There are risks inherent in pension systems

As of April 2006, the Company and some of its consolidated subsidiaries in Japan have integrated the defined-benefit pension plan (contract-type) and the defined-benefit pension plan (fund-type) into a unified defined-benefit pension plan (fund-type.) Consequently, Epson's defined-benefit pension system that it had established has now become the new tax qualified corporate defined-benefit plans (fund-type), the tax qualified pension plans and the termination allowance plan.

If, with respect to the defined-benefit pension-type of retirement pension plan, there is a change in the operating results of the pension assets or in the ratio used as the basis for calculating retirement allowance liabilities, Epson's results could consequently be adversely affected.

(17) Epson's intellectual property rights activities expose Epson to certain risks

Patent rights and other intellectual property rights are extremely important to Epson for maintaining its competitiveness. Epson has developed much of the technologies it needs itself, and it utilizes them as intellectual property in the form of products or technologies by acquiring patent rights, trademark rights, and other intellectual property rights for them or entering into agreements with other companies for them. Epson carefully selects the personnel who manage its intellectual properties and is constantly working to strengthen its intellectual property portfolio.

If, however, any of the following situations relating to intellectual properties occurs, Epson's results could consequently be affected.

1. An objection might be raised to, or an application to invalidate might be filed with respect to, an intellectual property right of Epson.
2. A third party to whom Epson originally had not granted a license might come to possess a license as a result of a merger with or acquisition by another third party, and Epson's competitive advantage that it had with that license might consequently be lost.
3. Epson might have new restrictions imposed on a business that were originally not imposed on it as a result of a merger with or acquisition by a third party, and it might be forced to spend money to find a solution to those restrictions.
4. Intellectual property rights that Epson has might not give it a competitive advantage or Epson might not be able to use them effectively.
5. Epson might be subject to a third-party's claim of an infringement of intellectual property rights and have to spend a considerable amount of time and money to resolve the issue, or such a claim might interfere with Epson's management or focusing of managerial resources.
6. If a third-party's claim of infringement of intellectual property right is upheld, Epson might incur damage in the form of having to pay considerable royalties or stop using the applicable technology.
7. A suit might be brought against Epson for payment of remuneration to researchers or the like for their inventions or the like, which would mean Epson might be forced to spend considerable money to resolve the issue.

(18) Problems may arise relating to the quality of Epson's products

The existence of quality guarantees on Epson's products and the details of those guarantees differ from customer to customer, depending on the agreement it has entered into with them. If there is a defect in an Epson product or it does not conform to the required standard and consequently costs must be incurred to repair defects (such as by replacing or repairing the product) or the product causes damage to a person or property, then there is a possibility Epson might be subject to, for example, product liability.

Also, Epson might be held liable to a customer, and might incur expenses for repairs or corrections, on the grounds that it did not adequately display or explain an Epson product's performance. Furthermore, if such a problem in quality arises with respect to Epson products, Epson might lose the trust of others in its products, lose major customers, or experience a drop in demand for those products, any of which might adversely affect Epson's results.

(19) Epson is vulnerable to risks of problems arising relating to the environment

Epson is subject, both in Japan and overseas, to various environmental regulations concerning industrial waste and emissions into the atmosphere that arise during the manufacturing process. Environmental conservation activities are one of Epson's most important management policies, and it is proactively engaged in environmental conservation activities on all fronts, by developing and manufacturing products that have less of a burden on the environment, reducing the amount of energy used, promoting the recovery and recycling of used products, and improving environment management systems.

Epson has not to date had any serious environmental issue arise as a result of any of these efforts, but there is a possibility that in the future Epson might be affected by a compensation claim, incur expenses (such as cleaning expenses), receive a fine, be ordered to cease production, or be otherwise affected as a result of environmental damage, or new regulations might be brought in requiring Epson to pay considerable expenses, and if such a situation occurs, Epson's results could be adversely affected.

For example, in the European Union, laws and ordinances obligating the collection and recycling of waste electrical and electronic equipment by electrical equipment manufacturers and electronic equipment manufacturers have come into force from August 2005, resulting in the establishment of corresponding laws in each country. From now on, there will be similar movements to create legislation for such collecting and recycling in Korea, China, and the United States. Also, in the EU, laws and ordinances prohibit certain harmful substances included in electrical and electronic equipment (lead, mercury, cadmium, hexavalent chromium, PBB (polybrominated biphenyl), PBDE (polybrominated diphenyl ether) will come into effect from July 2006. Also, because of new rules regarding chemical substances, there is a strong chance that manufacturers will be expected to respond to safety evaluations, registration and partial use of chemical substances. There is a movement to create chemical substance regulations in China and Japan and responses need to be taken such as prohibiting the inclusion of chemical substances in products or showing indications of the chemical substances contained in products. Also, companies are, as of recently, being required to manage atmosphere-diffusing chemical substances, so they now have to develop products with less diffusion and manage their plants more stringently. Also, because of the development of global warming measures to be taken after 2013, known as "post-Kyoto" measures, further greenhouse-effect-gas reduction measures need to be implemented.

(20) Epson faces risks related to procedures taken under anti-monopoly laws

There are occasions when Epson's businesses are subject to procedures under anti-monopoly laws or ordinances, such as the Law Concerning the Prohibition of Private Monopolization and Maintenance of Fair Trade. Overseas authorities also sometimes conduct surveys or gather information on specific fields of business, and as a part of that effort Epson will occasionally participate in, for example, surveys of a general nature related to market situations or sales methods, etc. If Epson is subject to such surveys or procedures, its sales activities might be interfered with and they might adversely affect Epson's results.

(21) Epson is at risk of material legal actions being brought against it

Epson conducts its businesses both in Japan and overseas; its primary businesses being the development, manufacture, and sales of information-related equipment, electronic devices, and precision equipment. Given the special nature of its businesses, there is a possibility that an action could be brought or legal proceedings could be started against it regarding, for example, intellectual property rights, product liability, anti-monopoly laws, and environmental regulations. Should that happen, society's trust in Epson might be harmed, and resolving and responding to the issue might require considerable expense and management resources. The results of the action or legal proceedings might also adversely affect Epson's results or the development of Epson's business in the future.

The material actions involving Epson that are pending are as follows:

1. United States class action concerning an Epson inkjet printer
   Consolidated class action complaints are pending against Epson America, Inc. ("EAI") in the United States, wherein a certified class is seeking an injunction and unspecified damages arising from the adequacy of Epson's communication of ink levels in Epson ink jet cartridges. In February 2006, a settlement between EAI and plaintiffs was preliminary approved by the court, but EAI has not yet received a final approval as of June 26, 2006.
2. Action concerning payment of copyright fees in Germany
   The German organization for collecting copyright fees, Verwertungsgesellschaft Wort, has brought an action against Epson Deutschland GmbH ("EDG"), a consolidated subsidiary of the Company, to seek payment of copyright fees, claiming that a type of printer that Epson sells corresponds to equipment for the private copying of copyright works, which is subject to copyright fees. The trial court of this action decided that the printer is subject to a copyright fee and handed down its verdict demanding that EDG pay the copyright fee at a rate of between 10 to 256.70 euro per printer depending on the printer's printable pages per minute. Unhappy with this decision, EDG has subsequently appealed to a higher court. Although it is difficult to predict the result of the action or even when the decision will be handed down, if the decision is unfavorable to Epson, Epson's results might consequently be affected.

(22) Epson is vulnerable to risks inherent in its tie-ups with other companies

One of Epson's options for business strategies is to enter tie-ups with other companies. But if any sort of adverse situation arises between the parties in the tie-up, there is a possibility the tie-ups will be dissolved. There is also no assurance that the business strategy will succeed through the tie-ups exactly as expected or that they will contribute to Epson's results.

(23) Epson might be severely affected in the event of a natural disaster

Epson is undertaking a global expansion of its bases for research and development, buying, manufacture, distribution, sales, and services. It is possible that it could be affected by damage, power blackout, or other such disruption as a result of any number of unpredictable events, such as a natural disaster, computer virus, or act of terrorism. In particular, the middle of Nagano Prefecture, where Epson has bases for its primary businesses, is a region at particularly high risk of earthquakes occurring. There are numerous cities and towns in that region that are "Areas Requiring Enhanced Measures to Respond to Disasters in Earthquakes," because they have been designated as places with a high degree of risk of a large-scale disaster in the event of an earthquake in the Tokai region; and an active fault line also traces the Itoigawa Shizuoka geotectonic line through the middle of the Nagano Prefecture region.

The areas classifiable as Areas Requiring Enhanced Measures to Respond to Disasters in Earthquakes were revised in April 2002, so Epson had to revise its earthquake-response policy, look into strengthening numerous buildings that were not built to resist earthquakes and measures to avoid losses in materials for important parts, and create plans to prevent damage in earthquakes. Epson is also consolidating other such countermeasures, such as by continuing to disperse its manufacturing bases throughout other regions.

But if a major earthquake occurs in the central Nagano Prefecture region, it is possible that, even despite these efforts to avoid damage, the affect on Epson might be extremely severe.

And although Epson has taken out earthquake insurance to cover damage in the event of an earthquake, there is still a limit on the amount up to which Epson is covered for such damage.

(24) There are risks related to Epson's major shareholders

The Hattori family, who founded Epson and the individual shareholders who are related to the Hattori family, as well as the companies whose major shareholders are the Hattori family or such individual shareholders, have the power, if they jointly exercise their voting rights in Epson, to influence to a significant degree the outcome of resolutions of a general meeting of shareholders, such as those for the election of directors.

It is also possible that the interests of the Hattori family might conflict with the interests of other shareholders. For example, because the Hattori family is the major shareholder of Seiko Corporation and Seiko Instruments Inc., which are related in their businesses to Epson, it is possible that a conflict of interest might arise between those companies and Epson in transactions or competing businesses. In particular, Seiko Corporation delegates a large portion of the manufacturing in its watch business, its primary business, to Epson.

(25) Laws and regulations pose risks for Epson

Epson has businesses in which products require permission or licenses under laws and regulations, such as its plastic corrective lenses, which are subject to regulations of relevant authorities as they are considered medical devices in Japan. Such products do not represent a high percentage of Epson's overall sales or profit, but Epson is subject to the permission and other regulations of relevant authorities in its manufacturing and sale of those products in Japan.

Also, because a distributor subsidiary of Seiko Corporation sells the plastic corrective lenses, which are manufactured by Epson, in the United States and Europe, it is also subject to certain regulations in these regions—for example, relevant authorities in the United States make it generally compulsory to carry out tests of new drugs and to store them with the designated records relating to those drugs.

Regulations governing medical devices in Japan, the United States, and other regions have changed in the past, so there is a possibility that they will also change in the future. If they do, there is a possibility the changes might impede the manufacture and sales activities of Epson's products and thereby adversely affect Epson's results.

Consolidated Balance Sheets

SEIKO EPSON CORPORATION AND SUBSIDIARIES

ASSETS	Millions of yen March 31 2005	Millions of yen March 31 2006	Thousands of U.S. dollars March 31, 2006
Current assets:			
Cash and cash equivalents	¥ 234,904	¥ 280,114	$ 2,384,558
Time deposits	272	2,363	20,116
Short-term investments	–	2,000	17,026
Notes and accounts receivable, trade	256,177	244,770	2,083,681
Inventories	176,656	192,015	1,634,587
Deferred income taxes	36,849	34,952	297,540
Other current assets	45,495	42,865	364,902
Allowance for doubtful accounts	(3,641)	(3,677)	(31,302)
Total current assets	746,712	795,402	6,771,108
Property, plant and equipment:			
Buildings and structures	419,780	450,071	3,831,370
Machinery and equipment	521,113	568,293	4,837,771
Furniture and fixtures	188,249	208,944	1,778,701
Land	58,836	66,874	569,286
Construction in progress	7,633	6,060	51,587
Other	122	140	1,192
	1,195,733	1,300,382	11,069,907
Accumulated depreciation	(754,378)	(874,264)	(7,442,445)
	441,355	426,118	3,627,462
Investments and other assets:			
Investment securities	38,444	47,479	404,180
Investments in affiliates	11,450	2,331	19,843
Deferred income taxes	6,478	11,142	94,850
Intangible assets	26,530	24,287	206,751
Other assets	27,557	18,901	160,900
Allowance for doubtful accounts	(736)	(454)	(3,865)
	109,723	103,686	882,659
Total assets	¥1,297,790	¥1,325,206	$11,281,229

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen March 31 2005	Millions of yen March 31 2006	Thousands of U.S. dollars March 31, 2006
Current liabilities:			
Short-term borrowings	¥ 30,236	¥ 49,804	$ 423,972
Current portion of long-term debt	104,642	113,731	968,171
Notes and accounts payable, trade	145,036	128,605	1,094,790
Accounts payable, other	119,039	102,341	871,210
Income taxes payable	12,499	12,274	104,486
Deferred income taxes	794	609	5,184
Accrued bonuses	18,587	11,833	100,732
Accrued warranty costs	15,327	17,974	153,009
Accrued litigation and related expenses	–	6,191	52,703
Other current liabilities	58,441	64,009	544,897
Total current liabilities	504,601	507,371	4,319,154
Long-term liabilities:			
Long-term debt	259,919	265,559	2,260,654
Accrued pension and severance costs	14,835	31,397	267,277
Accrued directors' and statutory auditors' retirement allowances	1,921	2,096	17,843
Accrued recycle costs	310	554	4,716
Accrued litigation and related expenses	–	2,349	19,996
Deferred income taxes	9,765	1,143	9,730
Other long-term liabilities	6,912	8,512	72,461
Total long-term liabilities	293,662	311,610	2,652,677
Minority interest in subsidiaries	26,657	31,705	269,899
Shareholders' equity:			
Common stock			
Authorized – 607,458,368 shares,			
Issued – 196,364,592 shares	53,204	53,204	452,916
Additional paid-in capital	79,501	79,501	676,777
Retained earnings	350,944	327,324	2,786,448
Net unrealized gains on other securities	3,743	10,567	89,955
Translation adjustments	(14,519)	3,929	33,446
Treasury stock, at cost			
2005 – 689 shares, 2006 – 1,307 shares	(3)	(5)	(43)
Total shareholders' equity	472,870	474,520	4,039,499
Commitments and contingent liabilities			
Total liabilities and shareholders' equity	¥1,297,790	¥1,325,206	$11,281,229

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income

SEIKO EPSON CORPORATION AND SUBSIDIARIES

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2004	2005	2006	2006
Net sales	¥1,413,243	¥1,479,750	¥1,549,568	$13,191,181
Cost of sales	1,013,959	1,070,011	1,194,781	10,170,946
Gross profit	399,284	409,739	354,787	3,020,235
Selling, general and administrative expenses:				
Salaries and wages	77,748	76,917	78,381	667,243
Advertising	30,854	32,522	31,643	269,371
Sales promotion	31,740	31,556	31,538	268,477
Research and development costs	41,139	42,903	44,570	379,416
Provision for doubtful accounts	414	112	66	562
Other	139,988	134,762	142,831	1,215,893
	321,883	318,772	329,029	2,800,962
Operating income	77,401	90,967	25,758	219,273
Other income:				
Interest and dividend income	1,684	2,457	3,751	31,932
Net gain on foreign exchange	–	–	425	3,618
Rental income	1,455	1,531	1,469	12,505
Gain on change in interest due to business combination	–	–	12,424	105,763
Other	4,926	4,041	6,752	57,479
	8,065	8,029	24,821	211,297
Other expenses:				
Interest expenses	6,478	5,816	6,730	57,291
Net loss on foreign exchange	500	3,905	–	–
Loss on disposal of fixed assets	3,711	3,312	2,331	19,844
Reorganization costs	2,044	4,608	45,532	387,605
Provision for litigation and related expenses	–	–	8,540	72,699
Prior pension costs for foreign subsidiaries	–	2,285	–	–
Other	7,675	5,423	7,493	63,787
	20,408	25,349	70,626	601,226
Income (loss) before income taxes and minority interest	65,058	73,647	(20,047)	(170,656)
Income taxes:				
Current	15,210	21,394	16,564	141,007
Deferred	11,363	(1,493)	(7,377)	(62,799)
	26,573	19,901	9,187	78,208
Income (loss) before minority interest	38,485	53,746	(29,234)	(248,864)
Minority interest in subsidiaries	454	(1,943)	(11,317)	(96,340)
Net income (loss)	¥ 38,031	¥ 55,689	¥ (17,917)	$ (152,524)

	Yen			U.S. dollars
Per share:				
Net income (loss)	¥204.70	¥283.60	¥(91.24)	$(0.78)
Cash dividends	¥ 18.00	¥ 22.00	¥ 29.00	$ 0.25

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity

SEIKO EPSON CORPORATION AND SUBSIDIARIES

	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock, at cost	Total
		Millions of yen						
Balance at March 31, 2003	151,864,592	¥12,531	¥10,259	¥264,874	¥ 167	¥ (6,515)	¥(0)	¥281,316
Net income	–	–	–	38,031	–	–	–	38,031
Issuance of common stock under public offering	44,500,000	40,673	69,242	–	–	–	–	109,915
Cash dividends	–	–	–	(3,134)	–	–	–	(3,134)
Bonuses to directors and statutory auditors	–	–	–	(196)	–	–	–	(196)
Net unrealized gains on other securities	–	–	–	–	2,920	–	–	2,920
Translation adjustments	–	–	–	–	–	(14,484)	–	(14,484)
Changes in treasury stock	–	–	–	–	–	–	(1)	(1)
Balance at March 31, 2004	196,364,592	53,204	79,501	299,575	3,087	(20,999)	(1)	414,367
Net income	–	–	–	55,689	–	–	–	55,689
Cash dividends	–	–	–	(4,320)	–	–	–	(4,320)
Net unrealized gains on other securities	–	–	–	–	656	–	–	656
Translation adjustments	–	–	–	–	–	6,480	–	6,480
Changes in treasury stock	–	–	–	–	–	–	(2)	(2)
Balance at March 31, 2005	196,364,592	53,204	79,501	350,944	3,743	(14,519)	(3)	472,870
Net loss	–	–	–	(17,917)	–	–	–	(17,917)
Cash dividends	–	–	–	(5,695)	–	–	–	(5,695)
Decrease due to affiliates excluded under the equity method	–	–	–	(8)	–	–	–	(8)
Net unrealized gains on other securities	–	–	–	–	6,824	–	–	6,824
Translation adjustments	–	–	–	–	–	18,448	–	18,448
Changes in treasury stock	–	–	–	–	–	–	(2)	(2)
Balance at March 31, 2006	196,364,592	¥53,204	¥79,501	¥327,324	¥10,567	¥ 3,929	¥(5)	¥474,520

	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock, at cost	Total
	Thousands of U.S. dollars						
Balance at March 31, 2005	$452,916	$676,777	$2,987,520	$31,863	$(123,597)	$(26)	$4,025,453
Net loss	–	–	(152,524)	–	–	–	(152,524)
Cash dividends	–	–	(48,480)	–	–	–	(48,480)
Decrease due to affiliates excluded under the equity method	–	–	(68)	–	–	–	(68)
Net unrealized gains on other securities	–	–	–	58,092	–	–	58,092
Translation adjustments	–	–	–	–	157,043	–	157,043
Changes in treasury stock	–	–	–	–	–	(17)	(17)
Balance at March 31, 2006	$452,916	$676,777	$2,786,448	$89,955	$ 33,446	$(43)	$4,039,499

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

SEIKO EPSON CORPORATION AND SUBSIDIARIES

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2004	2005	2006	2006
Cash flows from operating activities:				
Net income (loss)	¥ 38,031	¥ 55,689	¥ (17,917)	$ (152,524)
Adjustments to reconcile net income (loss) to net cash provided by operating activities –				
Depreciation and amortization	111,018	105,006	109,662	933,532
Reorganization costs	2,044	4,608	45,532	387,605
Accrual for net pension and severance costs, less payments	(13,338)	9,188	9,917	84,421
Net loss on sales and disposal of fixed assets	5,511	3,566	2,250	19,154
Gain on change in interest due to business combination	–	–	(12,424)	(105,763)
Equity in net gains under the equity method	(172)	(232)	(168)	(1,430)
Deferred income taxes	11,363	(1,493)	(7,377)	(62,799)
Decrease in allowance for doubtful accounts	(261)	(214)	(537)	(4,571)
Provision for litigation and related expenses	–	–	8,540	72,699
(Increase) decrease in notes and accounts receivable, trade	6,224	(43,371)	23,987	204,197
(Increase) decrease in inventories	4,042	(6,063)	(1,695)	(14,429)
Increase (decrease) in notes and accounts payable, trade	13,247	11,221	(20,526)	(174,734)
Increase (decrease) in accrued income taxes	(1,826)	5,748	(1,932)	(16,447)
Other	6,786	18,836	(19,815)	(168,681)
Net cash provided by operating activities	182,669	162,489	117,497	1,000,230
Cash flows from investing activities:				
Proceeds from maturities of short-term investments	–	–	1,000	8,513
Payments for purchases of property, plant and equipment	(65,416)	(92,441)	(96,099)	(818,073)
Proceeds from sales of property, plant and equipment	4,309	1,978	1,315	11,194
Payments for purchases of intangible assets	(7,917)	(7,439)	(9,272)	(78,931)
Payments of long-term prepaid expenses	(441)	(1,009)	(3,296)	(28,058)
Payments for purchases of subsidiaries' stock	–	–	(1,034)	(8,802)
Proceeds from business combination, net of payment	–	140	12,204	103,890
Other	4,136	(625)	(84)	(715)
Net cash used in investing activities	(65,329)	(99,396)	(95,266)	(810,982)
Cash flows from financing activities:				
Increase (decrease) in short-term borrowings	(76,076)	(40,577)	18,471	157,240
Proceeds from long-term debt	92,530	2,000	116,300	990,040
Repayments of long-term debt	(164,304)	(52,745)	(111,786)	(951,613)
Issuance of common stock	109,915	–	–	–
Proceeds from issuance of subsidiaries' stock	–	–	2,674	22,763
Cash dividends	(3,134)	(4,320)	(5,694)	(48,472)
Other	151	(731)	(842)	(7,168)
Net cash provided by (used in) financing activities	(40,918)	(96,373)	19,123	162,790
Effect of exchange rate fluctuations on cash and cash equivalents	(3,527)	3,001	3,687	31,387
Net increase (decrease) in cash and cash equivalents	72,895	(30,279)	45,041	383,425
Cash and cash equivalents at the beginning of the year	192,288	265,183	234,904	1,999,694
Cash and cash equivalents increased by merger of unconsolidated subsidiaries	–	–	169	1,439
Cash and cash equivalents at the end of the year	¥ 265,183	¥234,904	¥ 280,114	$2,384,558
Supplemental disclosures of cash flow information:				
Cash received and paid during the year for –				
Interest and dividend received	¥ 1,681	¥ 2,594	¥ 3,794	$ 32,298
Interest paid	¥ (6,610)	¥ (5,854)	¥ (6,678)	$ (56,849)
Income taxes paid	¥ (17,036)	¥ (15,646)	¥ (18,496)	$ (157,453)

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

SEIKO EPSON CORPORATION AND SUBSIDIARIES

1. Basis of presenting consolidated financial statements:

(1) Background –

Seiko Epson Corporation (the "Company") was originally established as a manufacturer of watches but later expanded its business to provide key devices and solutions for the digital color imaging markets through the application of its proprietary technologies. The Company operates its manufacturing and sales business mainly in Japan, the Americas, Europe and Asia/Oceania.

(2) Basis of presenting consolidated financial statements –

The Company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in their respective countries of domicile.

The accompanying consolidated financial statements of the Company and its consolidated subsidiaries and affiliates (collectively "Epson") are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present them in a form that is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information that is not required under accounting principles generally accepted in Japan, but which is provided herein as additional information. However, none of the reclassifications nor rearrangements have a material effect on the financial statements.

2. Summary of significant accounting policies:

(1) Consolidation and investments in affiliates –

The accompanying consolidated financial statements include the accounts of the Company and those of its subsidiaries that are controlled by Epson. Under the effective control approach, all majority-owned companies are to be consolidated. Additionally, companies in which share ownership equals 50% or less may be required to be consolidated in cases where such companies are effectively controlled by other companies through the interests held by a party who has a close relationship with the parent in accordance with Japanese accounting standards. All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated upon consolidation.

Investments in affiliates in which Epson has significant influence are accounted for using the equity method. Consolidated income includes Epson's current equity in net income or loss of affiliates after elimination of unrealized inter-company profits.

The excess/less of the cost over/under the underlying net equity of investments in subsidiaries is recognized as a "consolidation adjustment" included in intangible assets account or in other long-term liabilities account and is amortized on a straight-line basis over a period of five years.

(2) Foreign currency translation and transactions –

Foreign currency transactions are translated using foreign exchange rates prevailing at the respective transaction dates. Receivables and payables in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates and the resulting transaction gains or losses are taken into income currently.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at the foreign exchange rates prevailing at the respective balance sheet dates, and all the income and expense accounts are translated at the average foreign exchange rates for the respective periods. Foreign currency translation adjustments are recorded in the consolidated balance sheets as a separate component of shareholders' equity and minority interest in subsidiaries.

(3) Cash and cash equivalents –

Cash and cash equivalents included in the consolidated financial statements are composed of cash on hand, bank deposits that may be withdrawn on demand and highly liquid investments purchased with initial maturities of three months or less and which present low risk of fluctuation in value.

(4) Financial instruments –

Investments in debt and equity securities:

Investments in debt and equity securities are classified into three categories: 1) trading securities, 2) held-to-maturity debt securities, and 3) other securities. These categories are treated differently for purposes of measuring and accounting for changes in fair value.

Trading securities held for the purpose of generating profits from changes in market value are recognized at their fair value in the consolidated balance sheets. Unrealized gains and losses are included in current income. Held-to-maturity debt securities are expected to be held to maturity and are recognized at amortized cost computed based on the straight-line method in the consolidated balance sheets. Other securities for which market quotations are available are recognized at fair value in the consolidated balance sheets. Unrealized gains and losses for these other securities are reported as a separate component of shareholders' equity, net of tax. Other securities for which market quotations are unavailable are stated at cost, primarily based on the moving average cost method. Other than temporary declines in the value of other securities are reflected in current income.

Derivative financial instruments:

Derivative instruments (i.e., forward exchange contracts, interest rate swaps and currency options) are recognized as either assets or liabilities at their respective fair values at the date of contract, and gains and losses arising from changes in fair value are recognized in earnings in the corresponding fiscal period. If certain hedging criteria are met, such gains and losses are deferred and accounted for as assets or liabilities.

For interest rate swaps, if certain hedging criteria are met, interest rate swaps are not recognized at their fair values as an alternative method under Japanese accounting standards. The amounts received or paid for such interest rate swap arrangements are charged or credited to income as incurred.

Allowance for doubtful accounts:

Allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience from certain prior periods.

(5) Inventories –

Inventories are stated at the lower of cost or market value, where cost is primarily determined using the weighted average cost method.

(6) Property, plant and equipment –

Property, plant and equipment, including significant renewals and improvements, are carried at cost less accumulated depreciation. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred. Depreciation of property, plant and equipment is mainly computed based on the declining-balance method for the Company and its Japanese subsidiaries and on the straight-line method for foreign subsidiaries at rates based on the estimated useful lives. For buildings acquired by the Company and its Japanese subsidiaries on or after April 1, 1998, depreciation is computed based on the straight-line method, which is prescribed by Japanese income tax laws.

The estimated useful lives of depreciable assets principally range from eight to fifty years for buildings and structures and principally range from two to eleven years for machinery and equipment.

(7) Intangible assets –

Amortization of intangible assets is computed using the straight-line method. Amortization of software for internal use is computed using the straight-line method over its estimated useful life, ranging from three to five years.

(8) Impairment of long-lived assets –

On August 9, 2002, the Business Accounting Council of Japan issued new accounting standards entitled "Statement of Opinion on the Establishment of Accounting Standards for Impairment of Fixed Assets". Further, on October 31, 2003, the Accounting Standards Board of Japan issued Financial Accounting Standards Implementation Guidance No. 6 – "Application Guidance on Accounting Standards for Impairment of Fixed Assets". Effective as of March 31, 2004, Epson elected to early adopt these new accounting standards for impairment of fixed assets.

As a result of adopting the new accounting standards, property, plant and equipment at March 31, 2004 decreased by ¥1,671 million, and income before income taxes and minority interest for the year ended March 31, 2004 decreased by the same amount, as compared with the amount which would have been reported if the previous standards had been applied consistently.

(9) Accrued bonuses –

Accrued bonuses to employees are provided for the estimated amounts which Epson is obligated to pay to employees after the fiscal year-end, based on services provided during the current period.

Accrued bonuses to directors and statutory auditors are provided for the estimated amounts which the Company is obligated to pay to directors and statutory auditors subject to the resolution of the general shareholders' meeting subsequent to the fiscal year-end.

(10) Accrued warranty costs –

Epson provides an accrual for estimated future warranty costs based on the historical relationship of warranty costs to net sales. Specific warranty provisions are made for those products where warranty expenses can be specifically estimated.

(11) Accrued litigation and related expenses –

Accrued litigation and related expenses are provided for estimated future compensation payment and litigation expenses.

(12) Income taxes –

The provision for income taxes is computed based on income before income taxes and minority interest in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

The Company adopts the consolidated tax return system for the calculation of income taxes. Under the consolidated tax return system, the Company consolidates all wholly owned domestic subsidiaries based on the Japanese tax regulations.

(13) Pension and severance costs –

The Company and some of its Japanese subsidiaries recognize accrued pension and severance costs to employees based on the actuarial valuation of projected benefit obligation and plan assets at fair value. Other Japanese subsidiaries recognize accrued pension and severance costs to employees based on the voluntary retirement benefit payable at the year end.

Pension benefits are determined based on years of service, basic rates of pay and conditions under which the termination occurs, and are payable at the option of the retiring employee either in a lump-sum amount or as an annuity. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Unrecognized prior service costs are amortized based on the straight-line method over a period of five years beginning at the date of adoption of the plan amendment. Actuarial gains and losses are amortized based on the straight-line method over a period of five years starting from the beginning of the subsequent year.

Most of the Company's foreign subsidiaries have various retirement plans, which are primarily defined contribution plans, covering substantially all of their employees. Epson's funding policy for these defined contribution plans is to contribute annually an amount equal to a certain percentage of the participants' annual salaries.

With respect to the Company's directors and statutory auditors, who are not covered by the benefit plans for employees described previously, provision is made for retirement benefits based on internal rules regarding directors' and statutory auditors' retirement benefits. In accordance with the Commercial Code of Japan, payments of retirement benefits for directors and statutory auditors are subject to approval by a resolution at the Company's shareholders' meeting.

(14) Accrued recycle costs –

At the time of sale, accrued recycle costs are provided for estimated future returns of consumer personal computers.

(15) Revenue recognition –

Revenue from sale of goods is recognized at the time when goods are shipped. Revenue from services is recognized when services are rendered and accepted by customers.

(16) Research and development costs –

Research and development costs are expensed as incurred.

(17) Leases –

Epson leases certain office space, machinery and equipment and computer equipment from third parties.

Under Japanese accounting standards, capital leases, other than those under which ownership of the assets will be transferred to the lessee at the end of the lease term, are allowed to be accounted for as operating leases with footnote disclosure of the estimated acquisition cost, estimated accumulated depreciation and future estimated lease payments.

Epson has recorded substantially all leases as operating leases in the manner described in the preceding paragraph.

(18) Net income per share –

Net income per share is computed based on the weighted average number of common shares outstanding during each fiscal period.

(19) Appropriations of retained earnings –

Appropriations of retained earnings reflected in the accompanying consolidated financial statements have been recorded after approval by the shareholders as required under the Commercial Code of Japan. In addition to year-end dividends, the board of directors may declare interim cash dividends by resolution to the shareholders of record as of September 30 of each year.

(20) Reclassifications –

Certain prior year amounts have been reclassified to conform to the presentations for the year ended March 31, 2006.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the accompanying consolidated financial statements and in these notes are included solely for the convenience of readers and are not audited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. As the amounts shown in U.S. dollars are for convenience only, a rate of ¥117.47 = U.S.$1, the rate of exchange prevailing at March 31, 2006, has been used.

4. Acquisitions:

(1) Business combination with SANYO Electric Co., Ltd. –

On October 1, 2004, the Company and SANYO Electric Co., Ltd. ("SANYO"), including its subsidiaries Tottori SANYO Electric Co., Ltd. and SANYO LCD Engineering Co., Ltd. transferred their liquid crystal businesses to a joint venture company called SANYO EPSON IMAGING DEVICES CORPORATION ("SANYO EPSON"). The paid-in capital of SANYO EPSON was ¥15,000 million and it is owned 55% and 45% by the Company and by SANYO, respectively. SANYO EPSON is a consolidated subsidiary of the Company.

Epson transferred its D-TFD LCD and STN LCD businesses. SANYO and its subsidiaries ("SANYO Group") transferred its LTPS-TFT LCD and Amorphous-silicon TFT LCD businesses. The HTPS-TFT LCD business and Organic Light-Emitting displays LCD business of Epson, and Organic Light-Emitting displays LCD business of SANYO Group was not transferred to SANYO EPSON.

Upon acquisition, net cash proceeds of ¥140 million represented cash and cash equivalents of ¥340 million held by the SANYO Group at the date of the integration, offset by the cash consideration of ¥200 million for the integration. Net cash proceeds from acquisition of ¥140 million was included in cash flows from investing activities in the consolidated statements of cash flows for the year ended March 31, 2005.

The composition of the assets and liabilities acquired from the SANYO Group in the year ended March 31, 2005 was as follows:

	Millions of yen
	Year ended March 31, 2005
Current assets	¥ 17,004
Fixed assets	40,930
Short-term borrowings	(10,365)
Current portion of long-term debt	(5,022)
Current liabilities	(1,618)
Long-term debt	(16,040)
Long-term liabilities	(2,759)
Consolidation adjustment	5,115
Minority interest in subsidiaries	(27,045)
Consideration for acquisition	¥ 200

(2) Business combination with Toyo Communication Equipment Co., Ltd. –

On October 1, 2005, the Company and Toyo Communication Equipment Co., Ltd. ("Toyo") combined their respective quartz device businesses and commenced operation as the succeeding company, Epson Toyocom Corporation ("Epson Toyocom"). Under business merger agreement and corporate split agreement, the Company split-off its quartz device business (excluding optical devices) and contributed these assets to Epson Toyocom.

The Company acquired 99,000,000 shares of common stock and 20,000,000 shares of subordinate common stock with voting rights issued by Toyo as a result of the business split and business merger transactions. As a result, Epson Toyocom is owned 67.9% by the Company (without considering dilutive shares). Epson Toyocom is a consolidated subsidiary of the Company.

The composition of the assets and liabilities acquired from the Toyo Group in the year ended March 31, 2006 was as follows:

	Millions of yen	Thousands of U.S. dollars
	Year ended March 31, 2006	Year ended March 31, 2006
Current assets	¥ 32,128	$ 273,500
Fixed assets	31,224	265,804
Short-term borrowings	(100)	(851)
Current portion of long-term debt	(7,144)	(60,816)
Current liabilities	(8,773)	(74,683)
Long-term debt	(5,673)	(48,293)
Long-term liabilities	(8,402)	(71,525)
Consolidation adjustment	(6,840)	(58,228)
Minority interest in subsidiaries	(13,996)	(119,145)
Change in interest due to business combination	(12,424)	(105,763)
Cash and cash equivalents held by the Toyo Group	12,204	103,890
Proceeds from business combination, net of payment	¥ 12,204	$ 103,890

5. Inventories:

Losses recognized and charged to cost of sales as a result of valuation at the lower of cost or market value at March 31, 2005 and 2006 were ¥12,845 million and ¥14,383 million ($122,440 thousand), respectively.

6. Investments in debt and equity securities:

Epson's management determined that all investments in debt and equity securities were either held-to-maturity debt securities or other securities.

Net unrealized gains, net of tax, on securities categorized as other securities of ¥3,743 million and ¥10,567 million ($89,955 thousand) as at March 31, 2005 and 2006, respectively, were recorded as a component of shareholders' equity. A related deferred income tax liability thereon of ¥1,384 million and ¥5,908 million ($50,293 thousand) was recorded against deferred income tax assets relating to other temporary differences as at March 31, 2005 and 2006, respectively.

The aggregate cost and market value (carrying value) of other securities with market values, which were included in investment securities account at March 31, 2005 and 2006 were as follows:

	Millions of yen			
	March 31, 2005			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	¥10,670	¥5,184	¥(70)	¥15,784
Debt securities	52	3	(–)	55
Other	175	–	(–)	175
Total	¥10,897	¥5,187	¥(70)	¥16,014

	Millions of yen			
	March 31, 2006			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	¥11,044	¥16,726	¥(22)	¥27,748
Debt securities	53	1	(–)	54
Other	222	–	(–)	222
Total	¥11,319	¥16,727	¥(22)	¥28,024

	Thousands of U.S. dollars			
	March 31, 2006			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	$94,015	$142,385	$(187)	$236,213
Debt securities	451	9	(–)	460
Other	1,890	–	(–)	1,890
Total	$96,356	$142,394	$(187)	$238,563

The carrying amount of unlisted equity securities, unlisted debt securities and other, which was included in investment securities account at March 31, 2005 and 2006, was as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Other securities	2005	2006	2006
Unlisted equity securities	¥19,505	¥19,328	$164,536
Unlisted debt securities	2,700	–	–
Other	225	127	1,081
Total	¥22,430	¥19,455	$165,617

The carrying amount of held-to-maturity debt securities, which was included in cash and cash equivalents account and short-term investments account at March 31, 2005 and 2006, was disclosed as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Held-to-maturity debt securities	2005	2006	2006
Commercial paper	¥–	¥39,984	$340,376
Unlisted debt securities	–	2,000	17,026
Total	¥–	¥41,984	$357,402

For the year ended March 31, 2006, other-than-temporary impairments of securities with an aggregate market value of ¥4 million ($34 thousand) were charged to current income. For the years ended March 31, 2004 and 2005, there were no other-than-temporary impairments of securities. Impairments are principally recorded in cases where the fair value of other securities with determinable market values has declined in excess of 30% of cost. Those securities are written down to the fair value and the resulting losses are included in current income for the period.

7. Derivative financial instruments:

Epson enters into forward exchange contracts, currency options and interest rate swaps. Forward exchange contracts and currency options are utilized to hedge currency risk exposures. Interest rate swaps are utilized to hedge against possible future changes in interest rates on borrowings. Epson uses derivative instruments only for hedging purposes and not for purposes of trading or speculation.

Epson's management believes that credit risk relating to derivative instruments that Epson uses is relatively low since all of its counterparties to the derivative instruments are creditworthy financial institutions.

Forward exchange transactions are approved by the forward exchange committee (composed of representatives of Epson's management) and executed based on authorization of the general manager of Epson in charge of the finance function in accordance with internal rules and policies developed regarding derivative transaction management.

Interest rate swap transactions are approved and executed based on authorization of the director of Epson in charge of the finance function based on the above-mentioned internal rules and policies. Execution and management of transactions are done by the responsible section in the financial department and reported to the general manager.

The table below lists contract amounts and fair values of derivatives as at March 31, 2005 and 2006 by transactions and type of instrument, excluding derivatives eligible for hedge accounting.

	Millions of yen		
	March 31, 2005		
Instruments	Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold –			
U.S. dollar (purchased Japanese yen)	¥ 7,017	¥ 7,225	¥(208)
Euro (purchased Japanese yen)	26,438	26,705	(267)
Sterling pound (purchased Japanese yen)	1,029	1,045	(16)
Australian dollar (purchased Japanese yen)	1,730	1,787	(57)
Thai baht (purchased U.S. dollar)	171	167	4
Japanese yen (purchased Euro)	301	301	0
U.S. dollar (purchased Euro)	642	643	(1)
Polish zloty (purchased Euro)	168	170	(2)
Purchased –			
U.S. dollar (sold Japanese yen)	87	89	2
Euro (sold Japanese yen)	31	31	(0)
U.S. dollar (sold Korean won)	546	539	(7)
U.S. dollar (sold Taiwan dollar)	556	533	(23)
Total unrealized losses from forward exchange contracts			¥(575)

There were no interest rate swap transactions outstanding at March 31, 2005 other than derivatives eligible for hedge accounting.

	Millions of yen		
	March 31, 2006		
Instruments	Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold –			
U.S. dollar (purchased Japanese yen)	¥ 7,791	¥ 7,873	¥ (82)
Euro (purchased Japanese yen)	15,928	16,515	(587)
Sterling pound (purchased Japanese yen)	971	980	(9)
Australian dollar (purchased Japanese yen)	1,070	1,053	17
Thai baht (purchased U.S. dollar)	195	194	1
Philippine peso (purchased U.S. dollar)	114	115	(1)
Japanese yen (purchased Euro)	707	702	5
U.S. dollar (purchased Euro)	919	921	(2)
Polish zloty (purchased Euro)	144	145	(1)
U.S. dollar (purchased Sterling pound)	649	649	0
Purchased –			
U.S. dollar (sold Japanese yen)	746	741	(5)
Euro (sold Japanese yen)	134	135	1
Sterling pound (sold Euro)	369	369	0
U.S. dollar (sold Taiwan dollar)	467	469	2
Total unrealized losses from forward exchange contracts			¥(661)

There were no interest rate swap transactions outstanding at March 31, 2006 other than derivatives eligible for hedge accounting.

Instruments	Thousands of U.S. dollars March 31, 2006 Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold –			
U.S. dollar (purchased Japanese yen)	$ 66,323	$ 67,021	$ (698)
Euro (purchased Japanese yen)	135,592	140,589	(4,997)
Sterling pound (purchased Japanese yen)	8,266	8,343	(77)
Australian dollar (purchased Japanese yen)	9,109	8,964	145
Thai baht (purchased U.S. dollar)	1,660	1,651	9
Philippine peso (purchased U.S. dollar)	970	979	(9)
Japanese yen (purchased Euro)	6,019	5,976	43
U.S. dollar (purchased Euro)	7,823	7,840	(17)
Polish zloty (purchased Euro)	1,226	1,235	(9)
U.S. dollar (purchased Sterling pound)	5,525	5,525	0
Purchased –			
U.S. dollar (sold Japanese yen)	6,351	6,308	(43)
Euro (sold Japanese yen)	1,140	1,149	9
Sterling pound (sold Euro)	3,141	3,141	0
U.S. dollar (sold Taiwan dollar)	3,975	3,992	17
Total unrealized losses from forward exchange contracts			$(5,627)

There were no interest rate swap transactions outstanding at March 31, 2006 other than derivatives eligible for hedge accounting.

These forward exchange contracts were entered into for hedging purposes. Unrealized gains and losses from these contracts are recognized in earnings. Forward exchange contracts assigned individually to monetary items denominated in foreign currencies are excluded from the above table.

8. Short-term borrowings and long-term debt:

Short-term borrowings and long-term debt at March 31, 2005 and 2006 consisted of the following:

	Millions of yen March 31				Thousands of U.S. dollars March 31,
	2005	2006			2006
		Amount	Average interest rate	Last due	
Short-term borrowings	¥ 30,236	¥ 49,804	1.20%	2007	$ 423,972
Current portion of long-term debt	104,642	113,731	1.26	2007	968,171
Long-term debt from financial institutions	259,919	212,859	1.24	2011	1,812,029
Unsecured bonds issued by the Company	–	30,000	1.05	2010	255,384
Unsecured bonds issued by the Company	–	20,000	1.44	2012	170,256
Unsecured convertible bonds issued by a subsidiary, convertible at ¥425 ($3.62)	–	2,700	–	2009	22,985
Total	¥394,797	¥429,094			$3,652,797

Average interest rates are calculated using weighted-average interest rates as at March 31, 2006.

The maturities of long-term debt outstanding as at March 31, 2006 were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥113,731	$ 968,171
2008	87,500	744,871
2009	69,013	587,495
2010	5,346	45,510
2011	82,194	699,702
Thereafter	21,506	183,076
Total	¥379,290	$3,228,825

As at March 31, 2006, the Company had line of credit agreements with eleven banks for an aggregate maximum amount of ¥80,000 million ($681,025 thousand). As at March 31, 2006, there were unused credit lines of ¥80,000 million ($681,025 thousand) outstanding and available.

9. Pension and severance costs:

The Company and its Japanese subsidiaries maintain corporate defined benefit pension plans and defined contribution pension plans covering substantially all of their employees.

To supplement the corporate defined benefit pension plan, some of its Japanese subsidiaries maintain tax qualified pension plans which are non-contributory defined benefit pension plans. These companies contribute amounts required to maintain sufficient plan assets to provide for accrued benefits, subject to limitations on expense deductibility under Japanese income tax laws.

The funded status of retirement benefit obligations at March 31, 2005 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2005	2006	2006
Projected benefit obligations	¥176,371	¥202,922	$1,727,437
Plan assets at fair value	159,769	191,883	1,633,464
Unfunded status	16,602	11,039	93,973
Unrecognized items:			
Prior service cost reduction from plan amendment	10,173	7,441	63,344
Actuarial gains (losses)	(19,401)	7,208	61,360
Accrued pension and severance costs – net	7,374	25,688	218,677
Prepaid pension cost	7,461	5,709	48,600
Accrued pension and severance costs	¥ 14,835	¥ 31,397	$ 267,277

The composition of net pension and severance costs for the years ended March 31, 2004, 2005 and 2006 were as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2004	2005	2006	2006
Service cost	¥ 9,352	¥ 7,397	¥ 7,889	$ 67,158
Interest cost	5,608	4,355	4,862	41,389
Expected return on plan assets	(5,055)	(4,728)	(5,079)	(43,237)
Amortization and expenses:				
Prior service costs	(529)	(2,752)	(2,733)	(23,265)
Actuarial losses	9,537	8,849	8,382	71,354
Net pension and severance costs	18,913	13,121	13,321	113,399
Contribution to defined contribution pension plan	–	2,067	2,976	25,334
	¥18,913	¥15,188	¥16,297	$138,733

The assumptions used for the actuarial computation of the retirement benefit obligations for the years ended March 31, 2004, 2005 and 2006 were primarily as follows:

	Year ended March 31		
	2004	2005	2006
Discount rate	2.5%	2.5%	2.5%
Long-term rate of return on plan assets	3.5	3.0	3.0

The Company and one consolidated subsidiary changed approximately half of its tax qualified defined benefit plans to new tax qualified defined contribution plans and the remaining half from tax qualified defined benefit plans to new tax qualified corporate defined benefit plans effective from the year beginning April 1, 2004. As a result of this transfer, gain on transition of retirement benefit plan of ¥207 million was recorded in other income for the year ended March 31, 2005 in accordance with "Accounting for Transition of Retirement Benefit Plans" ("Financial Accounting Standards Implementation Guidance No. 1" issued by Accounting Standards Board of Japan).

The Company had entered into a retirement benefit trust agreement with an outside trust company and contributed certain marketable securities to the employee retirement benefit trust. In December 2004, the Company canceled the retirement benefit trust agreement and trusted marketable securities of ¥6,625 million were returned to the Company. As a result, prepaid pension cost at March 31, 2005 decreased. Loss on return of trusted marketable securities of ¥328 million was recorded in other expenses for the year ended March 31, 2005.

Additional severance costs of ¥2,285 million, which related to specific prior pension costs for foreign subsidiaries, were recorded in the consolidated statements of income for the year ended March 31, 2005.

10. Consolidation adjustment:

A consolidation adjustment, representing the excess of cost over net equity of investments in subsidiaries as at March 31, 2005, included in intangible assets account, was ¥4,619 million. A consolidation adjustment, representing the less of cost under net equity of investments in subsidiaries as at March 31, 2006, included in other long-term liabilities account, was ¥3,968 million ($33,779 thousand).

11. Shareholders' equity:

The Company's retained earnings consists of unappropriated retained earnings and legal reserves required by the Commercial Code of Japan. The retained earnings accumulated by the Company are initially recorded as unappropriated retained earnings and later transferred to legal reserve upon approval at the shareholders' meeting.

Under the Commercial Code of Japan, the Company is permitted to transfer to retained earnings the portion of statutory reserve (additional paid-in capital and legal reserve) in excess of 25% of common stock upon approval at the shareholders' meeting. Any transferred portions will be available for dividend distribution. The Company does not currently make such transfers.

Under the Commercial Code of Japan, the appropriation of retained earnings for a fiscal year is made by resolution of shareholders at a general meeting to be held within three months after the balance sheet date, and accordingly such appropriations are recorded at the time of resolution. The Company may pay interim dividends by resolution of the board of directors once during each fiscal year in accordance with the Commercial Code of Japan and the Company's Articles of Incorporation.

The amounts of year-end cash dividend per share and interim cash dividend per share, which the Company paid to the shareholders of record as at the respective period-ends for the years ended March 31, 2004, 2005 and 2006, were as follows:

	Yen			U.S. dollars
	Year ended March 31			Year ended March 31,
Cash dividend per share	2004	2005	2006	2006
Year-end	¥ 9.00	¥ 9.00	¥13.00	$0.11
Interim	9.00	13.00	16.00	0.14
Total	¥18.00	¥22.00	¥29.00	$0.25

The proposed appropriation of retained earnings of the Company for the year ended March 31, 2006 approved at the general shareholders' meeting, which was held on June 23, 2006, was as follows:

	Millions of yen	Thousands of U.S. dollars
Cash dividends at ¥16 per share	¥3,142	$26,747

The Company's common stock was listed on the First Section of the Tokyo Stock Exchange on June 24, 2003. As a result of the listing, 44,500,000 shares of common stock were issued by the Company with the aggregate net proceeds of ¥109,915 million. Of the 44,500,000 shares, 28,305,500 shares of common stock were offered in Japan and 16,194,500 were offered outside of Japan in an international offering. As a result of this issuance, common stock and additional paid-in capital increased ¥40,673 million and ¥69,242 million, respectively.

12. Net income (loss) per share:

Calculation of net income (loss) per share for the years ended March 31, 2004, 2005 and 2006 was as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2004	2005	2006	2006
Net income (loss) attributable to common shares	¥38,031	¥55,689	¥(17,917)	$(152,524)
Weighted average number of common shares outstanding:				
– Basic	185,782,470	196,364,103	196,363,643	
– Diluted	185,937,667	–	–	

	Yen			U.S. dollars
Net income (loss) per share:				
– Basic	¥204.70	¥283.60	¥(91.24)	$(0.78)
– Diluted	¥204.53	¥ –	¥ –	$ –

Epson had no dilutive potential common shares, such as convertible debt or warrants, outstanding for the year ended March 31, 2005. The potential common shares issuable upon conversion of convertible bonds with anti-dilutive effect was excluded from the computation of net loss per share for the year ended March 31, 2006.

13. Income taxes:

Epson is subject to a number of different income taxes which, in the aggregate, resulted in a statutory income tax rate in Japan of approximately 43.6% for the year ended March 31, 2004 and approximately 40.4% for each of the years ended March 31, 2005 and 2006.

The significant components of deferred tax assets and liabilities at March 31, 2005 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2005	2006	2006
Deferred tax assets:			
Property, plant and equipment and intangible assets	¥ 15,629	¥ 25,573	$ 217,698
Net operating tax loss carry-forwards	4,255	22,307	189,895
Accrued pension and severance costs	1,815	9,378	79,833
Inter-company profits on inventories and write downs	14,048	8,219	69,967
Devaluation of investment securities	5,467	5,940	50,566
Accrued warranty costs	4,856	5,663	48,208
Accrued bonuses	6,718	4,038	34,375
Accrued litigation and related expenses	–	3,453	29,395
Others	15,374	24,159	205,661
Gross deferred tax assets	68,162	108,730	925,598
Less: valuation allowance	(10,897)	(26,648)	(226,849)
Total deferred tax assets	57,265	82,082	698,749
Deferred tax liabilities:			
Undistributed earnings of overseas subsidiaries and affiliates	(18,799)	(25,284)	(215,238)
Net unrealized gains on other securities	(1,384)	(5,908)	(50,293)
Reserve for special depreciation for tax purpose	(3,807)	(3,383)	(28,799)
Net unrealized gains on land held by a subsidiary	(–)	(2,613)	(22,244)
Others	(507)	(552)	(4,699)
Gross deferred tax liabilities	(24,497)	(37,740)	(321,273)
Net deferred tax assets	¥ 32,768	¥ 44,342	$ 377,476

The valuation allowance was established mainly against deferred tax assets on future tax-deductible temporary differences and operating tax loss carry-forwards as it is more likely than not that these deferred tax assets will not be realized within the foreseeable future. The net change in the total valuation allowance for the year ended March 31, 2006 was an increase of ¥15,751 million ($134,085 thousand).

Epson has provided for deferred income taxes on all undistributed earnings of overseas subsidiaries and affiliates.

The differences between Epson's statutory income tax rate and the income tax rate reflected in the consolidated statements of income were reconciled as follows:

	Year ended March 31		
	2004	2005	2006
Statutory income tax rate	43.6%	40.4%	40.4%
Reconciliation:			
Changes in valuation allowance	(5.2)	(0.6)	(95.8)
Gain on change in interest due to business combination	–	–	24.8
Unrecognized tax benefit for inter-company profit elimination	–	–	(20.1)
Tax for the prior period	–	–	4.4
Tax credits	–	(6.9)	–
Recognized tax benefit for inter-company profit elimination	–	(3.6)	–
Entertainment expenses, etc. permanently non-tax deductible	1.6	(0.1)	–
Change in income tax rate	0.9	–	–
Others	0.0	(2.2)	0.5
Income tax rate per statements of income	40.9%	27.0%	(45.8%)

Under the consolidated tax return system, a temporary 2.0% surtax was assessed on consolidated taxable income for the year ended March 31, 2004. For fiscal year beginning April 1, 2004, the 2.0% surtax was not assessed on consolidated taxable income. Therefore, the aggregated statutory income tax rate for Epson was 40.4% for the years ended March 31, 2005 and 2006.

14. Research and development costs:

Research and development costs, which are included in cost of sales and selling, general and administrative expenses, totaled ¥90,485 million, ¥89,042 million and ¥92,939 million ($791,172 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

15. Reorganization costs:

The reorganization costs for the year ended March 31, 2004 mainly represent reorganization for certain overseas manufacturing plants in the display business.

The reorganization costs for the year ended March 31, 2005 mainly represent costs associated with revamping the product mix accompanying a restructuring of the domestic display business.

The reorganization costs for the year ended March 31, 2006 mainly represent a consolidation and integration of production sites and a reorganization of production lines accompanying structural reforms.

16. Impairment losses:

For the year ended March 31, 2006, Epson impaired the LCD production equipment, semiconductor production equipment, and other equipment. Epson's business assets generally are grouped by business segment under the Company's management accounting system, and their cash flows are continuously monitored. Idle assets are separately assessed for impairment on the individual asset level. Impairment tests were performed for both types of asset. The net book value of a business asset was reduced to its recoverable amount when there was substantial deterioration in the asset's future earning potential due to adverse changes in the marketplace resulting in lower product prices or due to change in utilization plan. The carrying value of idle assets was reduced to its recoverable amount when their net selling prices were substantially lower than their carrying values.

A reduction in value of ¥34,303 million ($292,015 thousand) was recognized in reorganization costs and other expenses account. The reduction comprised mainly ¥14,914 million ($126,960 thousand) for buildings and structures, ¥10,090 million ($85,894 thousand) for machinery and equipment, ¥1,301 million ($11,075 thousand) for furniture and fixtures, ¥542 million ($4,614 thousand) for intangible assets, and ¥7,102 million ($60,458 thousand) for long-term prepaid expenses.

The recoverable amounts of impaired business assets were calculated on the basis of the asset's value in use. The recoverable amount of idle assets were determined using their net selling prices, which were assessed on the basis of reasonable estimates. The values in use were calculated by applying a 5.5% discount rate to the asset's expected future cash flows.

Impairment losses, which are included in other expenses account, were ¥1,671 million, ¥988 million and ¥1,951 million ($16,608 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

17. Cash flow information:

Cash and cash equivalents at March 31, 2005 and 2006 were composed of the following:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2005	2006	2006
Cash and deposits	¥235,597	¥233,087	$1,984,226
Short-term investments	–	41,984	357,402
Short-term loans receivables	–	10,000	85,128
Sub-total	235,597	285,071	2,426,756
Less:			
Short-term borrowings (overdrafts)	(421)	(594)	(5,056)
Time deposits due over three months	(272)	(2,363)	(20,116)
Short-term investments due over three months	(–)	(2,000)	(17,026)
Cash and cash equivalents	¥234,904	¥280,114	$2,384,558

The Company obtained marketable securities, the fair value of which was ¥10,003 million ($85,154 thousand) at March 31, 2006, as deposit for the short-term loan receivables above.

18. Leases:

As described in Note 2 (17), Epson, as a lessee, charges periodic capital lease payments to expense when paid. Such payments for the years ended March 31, 2004, 2005 and 2006 amounted to ¥3,211 million, ¥10,369 million and ¥17,639 million ($150,157 thousand), respectively.

If capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term were capitalized, the capital lease assets at March 31, 2005 and 2006 would have been as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2005	2006	2006
Acquisition cost:			
Machinery and equipment	¥ 79,822	¥ 78,183	$ 665,557
Furniture and fixtures	4,394	3,375	28,731
Intangible assets	851	592	5,039
	85,067	82,150	699,327
Less:			
Accumulated depreciation	(38,114)	(50,302)	(428,211)
Accumulated impairment loss	(1,184)	(821)	(6,989)
	(39,298)	(51,123)	(435,200)
Net book value	¥ 45,769	¥ 31,027	$ 264,127

Amounts appearing in the table above include leased property acquired from the SANYO Group in connection with the creation of SANYO EPSON. The acquisition cost, less accumulated depreciation and net book value transferred from the SANYO Group as capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term at October 1, 2004, were as follows:

	Millions of yen
Acquisition cost:	
Machinery and equipment	¥ 76,744
Furniture and fixtures	1,196
	77,940
Less: accumulated depreciation	(28,498)
Net book value	¥ 49,442

Depreciation expenses for these leased assets for the years ended March 31, 2004, 2005 and 2006 would have been ¥2,997 million, ¥9,435 million and ¥15,965 million ($135,907 thousand), respectively, if they were computed in accordance with the straight-line method over the periods of these capital leases, assuming no residual value.

Interest expense for these capital leases for the years ended March 31, 2004, 2005 and 2006 would have been ¥97 million, ¥982 million and ¥1,470 million ($12,514 thousand), respectively.

Epson has recognized an impairment loss for future lease payments of impaired capital lease assets at SANYO EPSON, which was recorded in reorganization costs in accordance with Japanese accounting standards. The amount was ¥1,184 million and ¥317 million ($2,699 thousand) for the years ended March 31, 2005 and 2006, respectively. For the year ended March 31, 2004, there was no impairment loss for capital leases.

Future lease payments for capital leases at March 31, 2005 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Future lease payments	2005	2006	2006
Due within one year	¥16,003	¥15,332	$130,518
Due after one year	32,638	18,033	153,512
Total	¥48,641	¥33,365	$284,030

Amounts appearing in the table above include amounts to be paid on capital leases which have accrued impairment losses amounting to ¥1,184 million and ¥565 million ($4,810 thousand) as of March 31, 2005 and 2006, respectively. Lease payments for impaired capital lease assets in the year ended March 31, 2006 were ¥472 million ($4,018 thousand).

Future lease payments for non-cancelable operating leases as a lessee at March 31, 2005 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Future lease payments	2005	2006	2006
Due within one year	¥ 3,228	¥ 4,482	$ 38,154
Due after one year	9,205	12,129	103,252
Total	¥12,433	¥16,611	$141,406

In addition, future lease receipts for non-cancelable operating leases as a lessor at March 31, 2005 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Future lease receipts	2005	2006	2006
Due within one year	¥ 319	¥ 315	$ 2,681
Due after one year	1,824	1,505	12,812
Total	¥2,143	¥1,820	$15,493

19. Commitments and contingent liabilities:

Contingent liabilities for guarantee of employees' housing loans from banks at March 31, 2005 and 2006 were ¥2,849 million and ¥2,920 million ($24,857 thousand), respectively. Furthermore, the amount of discounted notes at March 31, 2005 was ¥11 million.

20. Related party transactions:

The Company has entered into real estate lease agreements with K.K. Sunritz ("Sunritz") in which Mr. Yasuo Hattori, a Vice Chairman and Director of the Company, and their relatives own 9.5% and 71.3% of the outstanding shares of Sunritz, respectively.

Mr. Saburo Kusama, a Chairman and Director of the Company, is a Chairman of SE GAKUEN Educational Foundation ("SE GAKUEN"). Mr. Saburo Kusama owns 0.0% of the outstanding shares of the Company.

The Company's management believes that all transactions with related parties as described in the preceding paragraphs and in the table below were in accordance with terms and conditions decided on a market-determined basis.

Transactions with these related parties for the years ended March 31, 2004, 2005 and 2006, and related balances at March 31, 2005 and 2006, were as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2004	2005	2006	2006
Transactions:				
With Sunritz –				
Rental expenses for real estates	¥120	¥115	¥71	$604
With SE GAKUEN –				
Other incomes	59	69	45	383
Other expenses	17	3	–	–
With other related companies –				
Other expenses	4	57	2	17

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2005	2006	2006
Balances:			
With Sunritz –			
Other investments	¥2	¥2	$17
With SE GAKUEN –			
Other current assets	4	7	60

21. Segment information:

(1) Business segment information –

Epson is primarily engaged in the development, manufacture and sale of computer printers, liquid crystal displays ("LCDs"), semiconductor products and other products.

Epson operates manufacturing facilities in Japan, Asia, the Americas and Europe, and markets its products internationally through a global network of local sales subsidiaries.

Epson is engaged principally in the following three business segments categorized based on the nature of products, markets and marketing methods.

Information-related equipment segment, including color inkjet printers, laser printers, dot matrix printers, large format inkjet printers and related supplies, color image scanners, mini-printers, printers for use in POS systems, 3LCD projectors, HDTV LCD projection televisions, LCD monitors, label writers and personal computers.

Electronic devices segment, including small- and medium-sized LCDs, HTPS-TFT panels for 3LCD projectors, CMOS LSI, crystal units and crystal oscillators.

Precision products segment, including watches, watch movements, plastic corrective lenses, precision industrial robots and IC handlers.

Operations not categorized in any of the above segments, such as services offered within Epson and new businesses still in the start-up phase, are categorized within "Other".

The table below summarizes the business segment information of Epson for the years ended March 31, 2004, 2005 and 2006:

	Millions of yen					
	Year ended March 31, 2004					
	Business segment					
	Information-related equipment	Electronic devices	Precision products	Other	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥917,116	¥413,540	¥77,736	¥ 4,851	–	¥1,413,243
Inter-segment	3,264	27,613	3,366	24,606	¥ (58,849)	–
Total	920,380	441,153	81,102	29,457	(58,849)	1,413,243
Operating expenses	874,478	400,532	78,292	41,480	(58,940)	1,335,842
Operating income (loss)	¥ 45,902	¥ 40,621	¥ 2,810	¥ (12,023)	¥ 91	¥ 77,401
Identifiable assets	¥366,410	¥352,755	¥52,216	¥149,122	¥285,988	¥1,206,491
Depreciation and amortization	¥ 33,312	¥ 58,006	¥ 4,013	¥ 14,983	¥ –	¥ 110,314
Capital expenditures	¥ 34,797	¥ 20,574	¥ 4,283	¥ 10,725	¥ –	¥ 70,379

	Millions of yen					
	Year ended March 31, 2005					
	Business segment					
	Information-related equipment	Electronic devices	Precision products	Other	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥942,401	¥454,616	¥76,827	¥ 5,906	–	¥1,479,750
Inter-segment	3,628	27,995	4,316	28,604	¥ (64,543)	–
Total	946,029	482,611	81,143	34,510	(64,543)	1,479,750
Operating expenses	884,474	444,058	78,707	47,514	(65,970)	1,388,783
Operating income (loss)	¥ 61,555	¥ 38,553	¥ 2,436	¥ (13,004)	¥ 1,427	¥ 90,967
Identifiable assets	¥373,172	¥468,588	¥50,352	¥147,448	¥258,230	¥1,297,790
Depreciation and amortization	¥ 30,488	¥ 54,685	¥ 3,930	¥ 15,138	¥ –	¥ 104,241
Capital expenditures	¥ 26,182	¥109,197	¥ 4,899	¥ 17,257	¥ –	¥ 157,535

	Millions of yen					
	Year ended March 31, 2006					
	Business segment					
	Information-related equipment	Electronic devices	Precision products	Other	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥973,690	¥489,460	¥81,463	¥ 4,955	–	¥1,549,568
Inter-segment	2,753	37,507	4,315	28,022	¥ (72,597)	–
Total	976,443	526,967	85,778	32,977	(72,597)	1,549,568
Operating expenses	931,422	536,726	83,427	45,757	(73,522)	1,523,810
Operating income (loss)	¥ 45,021	¥ (9,759)	¥ 2,351	¥ (12,780)	¥ 925	¥ 25,758
Identifiable assets	¥384,114	¥414,100	¥57,935	¥156,936	¥312,121	¥1,325,206
Depreciation and amortization	¥ 29,668	¥ 59,694	¥ 4,146	¥ 15,797	¥ –	¥ 109,305
Capital expenditures	¥ 32,395	¥ 60,560	¥ 4,464	¥ 23,558	¥ (2,694)	¥ 118,283

	Thousands of U.S. dollars					
	Year ended March 31, 2006					
	Business segment					
	Information-related equipment	Electronic devices	Precision products	Other	Eliminations and corporate	Consolidated
Net sales:						
Customers	$8,288,840	$4,166,681	$693,479	$ 42,181	–	$13,191,181
Inter-segment	23,436	319,290	36,733	238,546	$ (618,005)	–
Total	8,312,276	4,485,971	730,212	280,727	(618,005)	13,191,181
Operating expenses	7,929,020	4,569,048	710,198	389,521	(625,879)	12,971,908
Operating income (loss)	$ 383,256	$ (83,077)	$ 20,014	$ (108,794)	$ 7,874	$ 219,273
Identifiable assets	$3,269,890	$3,525,155	$493,190	$1,335,967	$2,657,027	$11,281,229
Depreciation and amortization	$ 252,558	$ 508,164	$ 35,294	$ 134,477	$ –	$ 930,493
Capital expenditures	$ 275,773	$ 515,536	$ 38,001	$ 200,545	$ (22,934)	$ 1,006,921

The amounts of corporate assets included in "Eliminations and corporate" were ¥299,661 million, ¥277,312 million and ¥327,855 million ($2,790,968 thousand) at March 31, 2004, 2005 and 2006, respectively, and mainly consisted of cash and cash equivalents, securities and short-term loans receivable.

For the year ended March 31, 2006, impairment loss, which was recorded in the information-related equipment segment, electronic devices segment, precision products segment and other segment was ¥426 million ($3,626 thousand), ¥33,343 million ($283,843 thousand), ¥416 million ($3,541 thousand) and ¥118 million ($1,005 thousand), respectively.

(2) Geographic segment information –

Net sales are attributed to geographic segments based on the country location of the Company or the subsidiary that transacted the sale with the external customer. Principal countries and jurisdictions in each geographic segment are as follows:

"The Americas" mainly includes the United States, Canada, Brazil, Chile, Argentina, Costa Rica, Colombia, Venezuela, Mexico and Peru.

"Europe" mainly includes the United Kingdom, the Netherlands, Germany, France, Italy, Spain, Portugal and Russia.

"Asia/Oceania" mainly includes China (including Hong Kong), Singapore, Malaysia, Taiwan, Thailand, the Philippines, Australia, New Zealand, Indonesia, Korea and India.

The table below summarizes the geographic segment information of Epson for the years ended March 31, 2004, 2005 and 2006:

	Millions of yen					
	Year ended March 31, 2004					
	Geographic region					
	Japan	The Americas	Europe	Asia/Oceania	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥ 686,553	¥224,683	¥297,772	¥204,235	–	¥1,413,243
Inter-segment	491,089	42,320	2,497	478,878	¥(1,014,784)	–
Total	1,177,642	267,003	300,269	683,113	(1,014,784)	1,413,243
Operating expenses	1,141,043	255,937	290,719	664,517	(1,016,374)	1,335,842
Operating income	¥ 36,599	¥ 11,066	¥ 9,550	¥ 18,596	¥ 1,590	¥ 77,401
Identifiable assets	¥ 758,593	¥ 74,024	¥ 73,820	¥193,401	¥ 106,653	¥1,206,491

	Millions of yen					
	Year ended March 31, 2005					
	Geographic region					
	Japan	The Americas	Europe	Asia/Oceania	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥ 694,344	¥242,898	¥325,998	¥216,510	–	¥1,479,750
Inter-segment	540,694	41,618	2,525	481,541	¥(1,066,378)	–
Total	1,235,038	284,516	328,523	698,051	(1,066,378)	1,479,750
Operating expenses	1,192,107	271,363	317,000	677,897	(1,069,584)	1,388,783
Operating income	¥ 42,931	¥ 13,153	¥ 11,523	¥ 20,154	¥ 3,206	¥ 90,967
Identifiable assets	¥ 851,767	¥ 77,661	¥ 74,867	¥185,522	¥ 107,973	¥1,297,790

	Millions of yen					
	Year ended March 31, 2006					
	Geographic region					
	Japan	The Americas	Europe	Asia/Oceania	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥ 742,093	¥263,196	¥310,902	¥233,377	–	¥1,549,568
Inter-segment	565,438	45,701	2,784	606,268	¥(1,220,191)	–
Total	1,307,531	308,897	313,686	839,645	(1,220,191)	1,549,568
Operating expenses	1,323,858	296,267	306,010	814,220	(1,216,545)	1,523,810
Operating income (loss)	¥ (16,327)	¥ 12,630	¥ 7,676	¥ 25,425	¥ (3,646)	¥ 25,758
Identifiable assets	¥ 791,482	¥102,063	¥ 75,944	¥231,201	¥ 124,516	¥1,325,206

	Thousands of U.S. dollars					
	Year ended March 31, 2006					
	Geographic region					
	Japan	The Americas	Europe	Asia/Oceania	Eliminations and corporate	Consolidated
Net sales:						
Customers	$ 6,317,298	$2,240,538	$2,646,650	$1,986,695	–	$13,191,181
Inter-segment	4,813,467	389,044	23,700	5,161,045	$(10,387,256)	–
Total	11,130,765	2,629,582	2,670,350	7,147,740	(10,387,256)	13,191,181
Operating expenses	11,269,754	2,522,065	2,605,005	6,931,302	(10,356,218)	12,971,908
Operating income (loss)	$ (138,989)	$ 107,517	$ 65,345	$ 216,438	$ (31,038)	$ 219,273
Identifiable assets	$ 6,737,737	$ 868,843	$ 646,497	$1,968,171	$ 1,059,981	$11,281,229

The amounts of corporate assets included in "Eliminations and corporate" were ¥299,661 million, ¥277,312 million and ¥327,855 million ($2,790,968 thousand) at March 31, 2004, 2005 and 2006, respectively, and mainly consisted of cash and cash equivalents, securities and short-term loans receivable.

(3) Sales to overseas customers –

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the years ended March 31, 2004, 2005 and 2006:

	Millions of yen						Thousands of U.S. dollars
	Year ended March 31						Year ended March 31,
	2004		2005		2006		2006
Overseas sales:							
The Americas	¥ 235,116	16.6%	¥ 266,649	18.0%	¥ 285,127	18.4%	$ 2,427,232
Europe	363,424	25.7	386,091	26.1	357,835	23.1	3,046,182
Asia/Oceania	310,806	22.0	292,276	19.8	421,994	27.2	3,592,356
Total	¥ 909,346	64.3%	¥ 945,016	63.9%	¥1,064,956	68.7%	$ 9,065,770
Consolidated net sales	¥1,413,243	100.0%	¥1,479,750	100.0%	¥1,549,568	100.0%	$13,191,181

Report of Independent Auditors

To the Board of Directors of
Seiko Epson Corporation

We have audited the accompanying consolidated balance sheets of Seiko Epson Corporation and its consolidated subsidiaries as of March 31, 2005 and 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2006, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seiko Epson Corporation and its consolidated subsidiaries as of March 31, 2005 and 2006, and the consolidated results of their operations and cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in Japan.

As discussed in Note 2 (8), effective as of March 31, 2004, Seiko Epson Corporation and its consolidated subsidiaries have adopted new Japanese accounting standards for impairment of fixed assets.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying consolidated financial statements.

ChuoAoyama PricewaterhouseCoopers

Tokyo, Japan
June 23, 2006

Corporate Data

(As of March 31, 2006)

- **Company Name:** Seiko Epson Corporation
- **Foundation:** May 1942
- **Head Office:** 3-5 Owa 3-chome, Suwa, Nagano 392-8502, Japan. Tel: +81-266-52-3131 (main)
- **Tokyo Office:** Shinjuku NS Building, 4-1 Nishishinjuku 2-chome, Shinjuku-ku, Tokyo 163-0811, Japan. Tel : +81-3-3348-8531 (main)
- **Paid-in Capital:** 53,204 million yen
- **Number of Employees:**
  - Epson Group (Consolidated): 90,701
  - Parent Company: 12,414
- **Group Companies:** 120 (domestic: 34, overseas: 86)
  *Including Seiko Epson Corporation
- **Main Businesses:**
  - Information-related equipment: includes printers and related supplies, color image scanners, mini-printers, POS systems and related products, 3LCD projectors, large LCD projection TVs, LCD monitors, label writers, PCs, and other products
  - Electronic devices: includes small and medium-sized LCDs, high-temperature poly-silicon TFT LCD panels for 3LCD projectors, CMOS LSIs, crystal units, crystal oscillators and other products
  - Precision products: includes watches, watch movements, plastic corrective lenses, horizontally articulated robots, IC handlers and other products
  - Other businesses: includes intra-Group services, business incubation, others
- **URL:** http://www.epson.co.jp/e/
- **Management** (As of June 23, 2006)

Board of Directors and Statutory Auditors

Chairman
Saburo Kusama*

Vice-Chairman
Yasuo Hattori

President
Seiji Hanaoka*

Executive Vice-President
Norio Niwa*

Senior Managing Director
Masayuki Morozumi

Managing Directors
Yasumasa Otsuki
Masao Akahane
Kenji Kubota
Hiroshi Komatsu

Director
Minoru Usui

Auditors
Masayoshi Omae
Toshihiko Kishiro
Yoshiro Yamamoto
Tomiichi Akiyama
Tatsuhiro Ishikawa

Executive Officers

Managing Executive Officers
Masayoshi Shindo
Torao Yajima
Takeo Kagami
Ramon Ollé
John Lang
Shinichiro Fujita

Executive Officers
Mitsuo Mimura
Seiichi Hirano
Kenji Uchida
Noriyuki Hama
Shuji Aruga
Masataka Kamiyanagi
Noboru Ushijima
Mitsuaki Maruyama
Toru Oguchi
Kazuki Ito
Kaname Miyazawa
Akio Mori
Akihiko Sakai
Kiyofumi Koike

*Representative Director

Investor Information

(As of March 31, 2006)

Number of shares

Authorized	607,458,368
Issued	196,364,592
Number of shareholders	53,720

Principal shareholders

Shareholders	Number of shares held (thousand shares)	Shareholding ratio (%)
Aoyama Kigyo Kabushiki Kaisha	20,318	10.34
Sanko Kigyo Kabushiki Kaisha	14,288	7.27
State Street Bank and Trust Company	12,401	6.31
Yasuo Hattori	7,144	3.63
Reijiro Hattori	7,060	3.59
The Dai-ichi Mutual Life Insurance Company	6,240	3.17
Japan Trustee Services Bank, Ltd. (trust accounts)	6,214	3.16
Seiko Corporation	6,145	3.12
Mizuho Corporate Bank, Ltd.	6,130	3.12
Noboru Hattori	5,499	2.80

1. Holdings of less than 1,000 shares have been omitted from the number of shares owned.
2. The percentage of shares held has been calculated to two decimal places.

Investor Information (As of June 23, 2006)

Closing of Accounts	March 31
Regular General Shareholders' Meeting	June
Date for Confirmation to Shareholders of the Cash Dividend Payment Date	March 31
Date for Confirmation to Shareholders of the Interim Cash Dividend Payment Date	September 30

Transfer Agent: Mizuho Trust & Banking Co., Ltd.
2-1, Yaesu 1-chome, Chuo-ku, Tokyo

Agent's Business Address:
Head Office of Stock Transfer Agency Department
Mizuho Trust & Banking Co., Ltd.
2-1, Yaesu 1-chome, Chuo-ku, Tokyo
Tel: +81-3-5213-5213
http://www.mizuho-tb.co.jp/english/services/stock_transfer_agent.html

Intermediary Offices:
Branches of Mizuho Trust & Banking Co., Ltd.
Head Office and Branches of Mizuho Investors Securities Co., Ltd.

Posting of Public Notices
Public notices will be posted electronically. In the event of accidents or other circumstances preventing the electronic posting of information, such information will be made available by newspaper (in Japanese) through The Nihon Keizai Shimbun.
Web address:
http://www.aspir.co.jp/koukoku/6724/6724.html (Japanese)

SEIKO EPSON CORPORATION

3-5 Owa 3-chome Suwa, Nagano 392-8502, Japan
Tel: +81-266-52-3131 (main)
http://www.epson.co.jp/e/


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(1) June 23, 2006 Notice Regarding a Change in a Subsidiary

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Newsroom Home » Newsroom Archive » June 23

News Release

Notice Regarding a Change in a Subsidiary

- TOKYO, Japan, June 23, 2006 -

Yasu Semiconductor Corporation, an equity-method affiliate of Seiko Epson Corporation ("Epson"), is to become a specified subsidiary ("tokutei kogaisha") of Epson following the acquisition of shares owned by International Business Machines Corporation (IBM). Details of the change are provided below.

1. Reason for the transfer

Yasu Semiconductor Corporation was established in June 2001 as a 50/50 joint venture between Epson and International Business Machines Corporation and its affiliated companies ("IBM," collectively). According to the terms of the joint venture agreement, IBM has the right to exercise an option to sell its 50% ownership stake in the company to Epson in or after June 2006. Epson, meanwhile, has the option of purchasing these same shares from IBM in or after June 2006.
Epson's board of directors today approved the start of procedures to exercise the company's option, thereby altering the status of Yasu Semiconductor Corporation, which will become a specified subsidiary of Epson.

2. Overview of the specified subsidiary (as of March 31, 2006)

(1) Business name: Yasu Semiconductor Corporation
(2) Representative: Tsuguo Gomi, President
(3) Head Office address: 686-1 Miyake, Yasu, Shiga, Japan
(4) Date established: June 28, 2001
(5) Capitalization: 16,170 million yen
(6) Principle line of business: Semiconductor manufacturing
(7) Fiscal year end: March 31
(8) Employees: 209
(9) Financial results for the past two years

(Unit: millions of yen)

	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2006
Net sales	10,549	9,997
Ordinary income	307	291
Net income	173	167
Total assets	19,067	20,051
Net assets	17,308	17,475

3. Seller, number of shares acquired, acquisition cost, and shareholding ratios before and after acquisition

(1) Seller: YK IBM AP Holdings
(2) Number of shares acquired: 150,353 shares
(3) Cost of acquisition: 9,450 million yen
(4) Number of shares owned before and after acquisition:

Before acquisition: 150,353 shares (50.0% shareholding ratio)
After acquisition: 300,706 shares (100.0% shareholding ratio)

4. Scheduled date of subsidiary transfer

July 1, 2006

5. Business outlook

This transaction is not expected to have a material affect on Epson's financial outlook.

(2) July 3, 2006 Notice Regarding the Selection of a Temporary Auditing Firm

News Release

Notice Regarding the Selection of a Temporary Auditing Firm

- TOKYO, Japan, July 3, 2006 -

At its July 3, 2006 meeting, Seiko Epson Corporation's Board of Auditors approved the appointment of The Fuji Accounting Office as its temporary auditor, pursuant to Article 346, paragraphs 4 and 6, of Japanese corporate law.

1. Reasons for selecting a temporary auditor
Seiko Epson Corporation's independent public accountant, Chuo Aoyama PricewaterhouseCoopers, lost its ability to serve in this capacity for Seiko Epson after the auditing firm was ordered by the Japanese Financial Services Agency on May 10, 2006, to suspend operations for two months, from July 1 to August 31, 2006. To avoid a situation where it would be without an independent public accountant while the ban is in effect, Seiko Epson has engaged The Fuji Accounting Office to serve as its temporary auditor so that auditing operations of the company may continue without interruption.
The appointment of an auditing firm for 2007 and beyond will be deliberated at the ordinary general meeting of shareholders scheduled for June 2007.

2. Name and address of the temporary auditing firm
Name: The Fuji Accounting Office
Address: Shin-Tokyo Building, 3-3-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

3. Name and address of the previous full-time auditing firm
Name: ChuoAoyama PricewaterhouseCoopers
Address: Kasumigaseki Building, 3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo, Japan

4. Date appointed
July 3, 2006

(3) July 26 2006 Epson Opens Discussions about Business Partnership Concerning the Semiconductor Business of Yasu Semiconductor Corporation

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Newsroom Home » Newsroom Archive » July 26

News Release

Epson Opens Discussions about Business Partnership Concerning the Semiconductor Business of Yasu Semiconductor Corporation

- TOKYO, Japan, July 26, 2006 -

Seiko Epson Corporation (Epson) today announced that it had opened discussions with another party about a business partnership concerning the semiconductor business of its subsidiary, Yasu Semiconductor Corporation (YSC). The scope of the discussions have centered on a range of options from a business cooperation agreement to a business transfer. A letter of intent was agreed on July 10, and final decisions about the arrangement are expected during the course of the first-half of the current fiscal year.

1. Background to the discussions

With the other party seeking to acquire the technology, facilities, and know-how of YSC, Epson took the opportunity to begin proactive and comprehensive discussions after YSC became a 100% subsidiary.

On March 16, Epson announced the establishment of Creativity and Challenge 1000, its mid-range business plan, and accompanying measures aimed at improving the profitability of its various businesses. The current plan is being expedited as part of Epson's program to improve the profitability of its semiconductor business.

Epson is presently carrying out measures to drastically slim-down its semiconductor business including overall restructuring and reorganization of the business, and integration and reorganization of production sites and lines. Epson presently divides semiconductor production among Fujimi Plant, Sakata Plant and YSC, but is seeking further efficiencies through a policy of optimizing production efficiency, and carrying out structural reforms.

Restructuring costs associated with structural reforms of YSC were included in the restructuring plan announced as part of Epson's full-year results for the fiscal year ending March 31, 2006. The current plan is not expected to affect Epson's financial outlook.

2. Outline of YSC

(1) Business name: Yasu Semiconductor Corporation
(2) Representative: Tsuguo Gomi (president)
(3) Head Office address: 686-1 Miyake, Yasu, Shiga, Japan
(4) Date established: June 28, 2001
(5) Capitalization: 16,170 million yen
(6) Principle line of business: Semiconductor manufacturing
(7) Fiscal year end: March 31
(8) Employees: 209 (as of March 31, 2006)
(9) Financial results for the past two years

(Unit millions of yen)

	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2006
Net sales	10,549	9,997
Ordinary income	307	291
Net income	173	167
Total assets	19,067	20,051
Net assets	17,308	17,475

3. Business outlook

This transaction is not expected to have a material affect on Epson's financial outlook.

(4) July 26, 2006 Consolidated Results for the First Quarter Ended June 30, 2006

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Newsroom Home » Newsroom Archive » July 26

News Release

Consolidated Results for the First Quarter Ended June 30, 2006

July 26, 2006

Consolidated Financial Highlights

(Millions of yen, thousands of U.S. dollars, except for per share data)

Income statements and cash flows data

	Three months ended June 30		Change	Year ended March 31	Three months ended June 30
	2005	**2006**		2006	**2006**
Statements of income data					
Net sales	¥340,137	**¥322,036**	(5.3%)	¥1,549,568	**$2,794,481**
Operating income (loss)	(5,042)	**7,014**	-%	25,758	**60,864**
Income (loss) before income taxes and minority interest	(3,746)	**5,582**	-%	(20,047)	**48,438**
Net loss	(7,052)	**(5,679)**	-%	(17,917)	**(49,280)**
Statements of cash flows data					
Cash flows from operating activities	24,289	**15,584**	(35.8%)	117,497	**135,231**
Cash flows from investing activities	(28,486)	**(35,977)**	26.3%	(95,266)	**(312,192)**
Cash flows from financing activities	1,087	**(9,400)**	-%	19,123	**(81,569)**
Cash and cash equivalents at the end of the period	231,917	**249,249**	7.5%	280,114	**2,162,869**
Per share data					
Net loss per share -Basic	(¥35.91)	**(¥28.92)**	-%	(¥91.24)	**($0.25)**
-Diluted	¥-	**¥-**	-%	¥-	**$-**

Balance sheets data

	June 30		March 31	**June 30**
	2005	**2006**	2006	**2006**
Total assets	¥1,281,976	**¥1,276,514**	¥1,325,206	**$11,077,005**
Shareholders' equity	465,737	**462,749**	474,520	**4,015,524**
Shareholders' equity ratio (%)	36.3%	**36.3%**	35.8%	**36.3%**
Shareholders' equity per share	¥2,371.81	**¥2,356.60**	¥2,416.54	**$ 20.45**

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Securities and Exchange Law of Japan.
II. Figures in 'Change' column are comparisons with the same period of the previous year.
III. Diluted net income per share are presented only if there are dilutive factors present.
IV. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥115.24 = U.S.$1 at June 30, 2006 has been used for the purpose of presentation.

Click here to see a full version of the consolidated results and the supplementary information
Click here to see an explanatory presentation

(5) August 30, 2006 Notice Regarding the Selection of an Additional Temporary Auditing Firm

News Release

Notice Regarding the Selection of an Additional Temporary Auditing Firm

- TOKYO, Japan, August 30, 2006 -

At its August 30, 2006 meeting, Seiko Epson Corporation's Board of Auditors appointed ChuoAoyama PricewaterhouseCoopers (which is to begin operating under a new name, Misuzu Audit Corporation, as of September 1, 2006) as an additional temporary auditor, pursuant to Article 346, paragraphs 4 and 6, of Japanese corporate law.

Reasons for selecting an additional temporary auditor

Seiko Epson Corporation's independent public accountant, ChuoAoyama PricewaterhouseCoopers, lost its ability to serve in this capacity for Seiko Epson after the auditing firm was ordered by the Japanese Financial Services Agency on May 10, 2006, to suspend operations for two months, from July 1 to August 31, 2006.

As announced in a notice issued on July 3, 2006, Seiko Epson responded to this situation by engaging The Fuji Accounting Office as its temporary auditor, thus ensuring that the company is at no time without an independent public accountant and that the auditing of the company's accounts could continue without interruption.

To further ensure the prudence of auditing operations, Seiko Epson has selected ChuoAoyama PricewaterhouseCoopers to serve alongside The Fuji Accounting Office as an additional temporary auditor, effective September 1, 2006, following the end of the suspension. ChuoAoyama PricewaterhouseCoopers is highly familiar with the Seiko Epson's auditing operations and will be part of a joint audit system with The Fuji Accounting Office.

The appointment of a full-time auditing firm for 2007 and beyond will be deliberated at the ordinary general meeting of shareholders scheduled for June 2007.

Newly appointed additional temporary auditing firm

Name: ChuoAoyama PricewaterhouseCoopers
(To be renamed Misuzu Audit Corporation on September 1, 2006.)

Address: Kasumigaseki Building, 3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo, Japan

Effective date: September 1, 2006

Current temporary auditing firm

Name: The Fuji Accounting Office

Address: Shin-Tokyo Building, 3-3-1Marunouchi, Chiyoda-ku, Tokyo, Japan

